

CNL *Strategic Capital*

Sub-managed by **Levine Leichtman**

2022 Annual Report

Private Capital:
*A **Unique** Approach to Private Equity*



Portfolio Diversification

- 39.7% Light Manufacturing
- 16.9% Consulting/Business Services
- 12.8% Real Estate Services
- 13.8% Franchisor
- 9.9% Specialty Healthcare
- 6.9% Consumer Products

Our investment strategy has guided us to invest in businesses with a track record of stable and predictable operating performance, meaningful management team ownership and high cash-flow generation.

Fair Market Value of Portfolio Company Investments
(Reflects acquisitions and portfolio company growth)



To Our Shareholders

2022 was another year of growth for CNL Strategic Capital as strong performance from our portfolio companies helped boost the fair value of our investments and increase our operating cash flow. Our portfolio of 11 high-quality and durable middle-market U.S. private companies have low leverage, allowing them to perform well in a turbulent economy of rising interest rates and record-setting inflation.

Our investment strategy has guided us to invest in businesses with a track record of stable and predictable operating performance, meaningful management team ownership and high cash-flow generation. We are pleased to report that many of our portfolio companies were able to expand their service offerings and geographies through acquisitions in 2022.

The Year in Review

- As of Dec. 31, 2022, CNL Strategic Capital's portfolio investments had a total fair value of $588.8 million, representing companies diversified across six industries. This compares with a fair value of $456.0 million at the end of 2021.

- Through CNL Strategic Capital's private and public offerings, we have received aggregate net proceeds of $649.8 million since inception, including $15.5 million through the distribution reinvestment plan.

- During the year ended Dec. 31, 2022, we received net investment income of $16.7 million compared to $10.1 million during the year ended Dec. 31, 2021.

- In May 2022, we acquired a majority equity stake and made a concurrent debt investment in Vektek Holdings, LLC, for $81.3 million, making it the 11th company in CNL Strategic Capital's portfolio. Founded in 1974 and headquartered in St. Joseph, Missouri, Vektek designs, engineers and manufactures automated work holding solutions for Computer Numerical Control (CNC) machining.

- In 2022, CNL Strategic Capital also made additional equity investments totaling $8.1 million in existing portfolio companies ATA National Title Group, Blue Ridge ESOP Associates and Clarion Safety Systems to support growth through acquisitions.

- The performance of our portfolio companies enabled us to keep our commitment to pay shareholders monthly distributions, which totaled $21.9 million in 2022.

- The company's net asset valuation in 2022 showed steady growth for each share class, driven by the increases in portfolio value outlined above. Together, with distributions paid, shareholders achieved a total investment return of 10.8%, 9.7%, 9.7%, 9.3%, 9.7% and 11.8% for Class FA, Class A, Class I, Class T, Class D and Class S shares, respectively, for the year ended Dec. 31, 2022. These returns are before any applicable sales load and assume that shareholders reinvested their distributions.

For additional details on the company's performance for 2022, please see the sources of distributions, including from sources other than income, and the financial highlights table in Note 6 and Note 12, respectively, of Part II, Item 8 in the accompanying Annual Report on Form 10-K.

Historical Annual Total Investment Return[1]



| | Class FA | Class A | Class T | Class D | Class I | Class S |

[1] CNL Strategic Capital commenced operations in February 2018. Initial shares of Class FA, A, T, D and I were issued between February and June 2018 and, as a result, the 2018 returns represent a partial year. Class S shares were unavailable prior to 2020. Inclusive of distributions paid and before applicable sales load and assuming distribution reinvestment proceeds.

Portfolio Update
Majority-Owned Portfolio Companies

During the year ended 2022, the fair value of our equity investment in our eight majority-owned investments increased by $30.9 million compared to an increase of $30.4 million for the same time period in 2021, and portfolio company revenues totaled $240.8 million during 2022, compared to $169.2 million during 2021.

Through our partnership with these companies and in response to lingering pandemic-related supply chain and labor challenges, some portfolio companies undertook initiatives to reduce operating costs and improve financial controls and reporting to navigate 2022. We further collaborated with other companies to increase market share by acquiring complementary businesses and enhancing revenue.

ATA National Title Group
$3 Million Decrease in Fair Value of our Equity Investment

During 2022, ATA undertook initiatives to reduce operating costs, improve financial controls and reporting and further build its sales function. The company also expanded its coverage in the Ann Arbor, Michigan, market by acquiring Absolute Title, Inc., a title services business, in February 2022. As of Dec. 31, 2022, ATA reported total assets of approximately $95.6 million and total revenues of $60.6 million. During 2021, it had assets of $100.5 million and revenues of $59 million from our acquisition in April 2021 through Dec. 31, 2021.

Auriemma U.S. Roundtables

$5.3 Million Increase in Fair Value of our Equity Investment

During 2022, new subscription membership sales for services and data analytics attributed to Auriemma's strong year-end performance. The company, however, faced higher costs in 2022 from the launch of additional roundtables and a switch to in-person events following the pandemic. As of Dec. 31, 2022, Auriemma had total assets of approximately $62.3 million and experienced a 17% revenue increase with $15.4 million compared to $13.1 million as of the same period in 2021.

Clarion Safety Systems, LLC

$4.8 Million Increase in Fair Value of our Equity Investment

In June 2022, Clarion acquired Machine Safety Specialists, a company that since 1977 has been specializing in engineering consulting services, including machine safety audits and risk assessments that contribute to clients' compliance with applicable machine safety standards. We believe this acquisition will provide opportunities through the cross-selling of consulting services to Clarion's existing customer base. As of Dec. 31, 2022, Clarion generated $13.1 million in revenue and had total assets of approximately $73.1 million. From our acquisition of Clarion on Dec. 9, 2021, through Dec. 31, 2021, the company had assets of $69.3 million and generated revenue of $0.7 million.

Douglas Machines Corp.

$1.8 Million Increase in Fair Value of our Equity Investment

Douglas is well positioned for steady growth amid increased food safety requirements and greater adoption of automated sanitation systems needed to support those initiatives. As of Dec. 31, 2022, Douglas had total assets of approximately $59.3 million and generated revenues of $27.4 million. From our acquisition of the company on Oct. 7, 2021, through Dec. 31, 2021, the company had $56.5 million in assets and generated revenue of $6.1 million.

Healthcare Safety Holdings, LLC

$9.8 Million Increase in Fair Value of our Equity Investment

Healthcare Safety Holdings (HSH) continues to perform well as it takes advantage of the growing market for human and animal diabetes supplies. As of Dec. 31, 2022, HSH had total assets of approximately $48.2 million and compared to the same period in 2021, revenue increased 10.6% to $36.4 million.

Lawn Doctor, Inc.

$9.2 Million Increase in Fair Value of our Equity Investment

In October 2022, Lawn Doctor acquired a controlling equity interest in Elite Window Cleaning Inc., a Canadian-based franchisor offering window cleaning, gutter cleaning and power washing services to residential and commercial customers. This acquisition furthers Lawn Doctor's strategy of growing organically and through acquiring additional home service brands. Lawn Doctor grew its revenue by 10.3%, generating $38.6 million as of Dec. 31, 2022, compared to $35 million for the prior year, and had total assets of approximately $104.3 million as of Dec. 31, 2022.

Polyform Products Company, Inc.

$1 Million Increase in Fair Value of our Equity Investment

Throughout 2022, Polyform continued to actively manage its supply base and control costs, like many other companies in our portfolio. The company is also benefiting from new customers, new products and growth in its e-commerce business. As of Dec. 31, 2022, Polyform had total assets of approximately $36.8 million and grew its revenue by 3.6%, $23.1 million compared to $22.3 million as of Dec. 31, 2021.

Vektek Holdings, LLC

Year-Over-Year Fair Value Data Unavailable Given the Recent Acquisition Date

Vektek represents CNL Strategic Capital's most recent acquisition as of May 2022. We believe Vektek's management initiatives, including expanded sales and marketing, penetrating existing customers by new product adoption and additional end-market diversification will further enhance Vektek's value. As of Dec. 31, 2022, Vektek had total assets of approximately $116.7 million, and from our acquisition date through Dec. 31, 2022, it generated $26.2 million in revenues.

Minority-Owned Portfolio Companies

CNL Strategic Capital holds minority interests in three companies. As of Dec. 31, 2022, they had total assets of approximately $472.3 million compared to $387.2 million in 2021, a 22% increase, and they reported revenues of $163.1 million, compared to $118.3 million, a 37.9% growth. During 2022, all three companies had acquisitions that furthered their strategy to grow organically and through mergers and acquisitions.

Blue Ridge ESOP Associates

$7.6 Million Increase in Fair Value of our Equity Investment

In January 2022, Blue Ridge acquired Nicholas and Associates, specializing in designing and administering retirement plans. Additionally, in August 2022, Blue Ridge acquired a large portion of the tax benefits plan services business of Crowe LLP, a company specializing in employee stock ownership plan (ESOP) administration as well as retirement plan and consulting services.

Milton Industries, Inc.

$5.9 Million Increase in Fair Value of our Equity Investment

Milton has successfully navigated the increasing raw material and labor cost environment by continuously evaluating its supply chain resources and implementing price increases while remaining focused on providing the highest quality products to its customers. During 2022, Milton completed three add-on acquisitions: Thunder Technologies, which specializes in critical and demanding hose, rubber and expansion joint applications; Lock Technology, which provides specialty tools to the automotive end market; and ProMaxx, which designs and manufactures proprietary on-the-vehicle exhaust manifold repair kits and other specialty tools.

Resolution Economics

$2.2 Million Increase in Fair Value of our Equity Investment

In October 2022, Resolution Economics acquired Berkshire Associates, specializing in outsourced affirmative action plan consulting. This acquisition broadens Resolution Economics' product offerings.

Looking Ahead

We believe in our portfolio companies' resilience and their ability to perform during turbulent economic times. We will continue to work with them to mitigate any future impacts from rising inflation that may impact operating margins.

We remain optimistic about the future of our portfolio. CNL Strategic Capital continues to seek acquisitions of high-quality and durable private U.S. companies that we believe will add value to our portfolio, offer untapped business potential and provide potential investors with an investment strategy that has performed during challenging times. With interest rates rising, we continue to believe we provide a unique capital solution to sellers and their operating management teams.

Thank you for your continued confidence in CNL Strategic Capital and allowing us to be stewards of your investment.

James M. Seneff, Jr.
Chairman of the Board

Chirag J. Bhavsar
CEO



CNL *Strategic Capital*

Sub-managed by **Levine Leichtman**



Board of Directors

James M. Seneff, Jr.
Director and Chairman of the Board



Arthur E. Levine
Director



Mark D. Linsz
Independent Director
Audit Committee Chairman



Benjamin A. Posen
Independent Director



Robert J. Woody
Independent Director

Executive Officers

Chirag J. Bhavsar
CEO

Tammy J. Tipton
Chief Financial Officer
Interim Chief Operating Officer

Safak Subasi
Senior Vice President

Company Profile

CNL Strategic Capital (the company) is a limited liability company that primarily seeks to acquire controlling equity stakes and loan positions in growing and durable middle-market businesses. The company seeks to provide long-term growth and monthly income, while protecting invested capital. CNL Strategic Capital intends to target businesses that have historically generated stable, free cash flow and where management has a meaningful ownership stake in the business. The company is externally managed by CNL Strategic Capital Management, LLC, which is a registered investment adviser.

Shareholder Information

Inquiries by shareholders should be directed to:
CNL Client Services
P. O. Box 219001
Kansas City, Missouri 64121-9001
866-650-0650

Corporate Offices

CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801-3336
800-522-3863
cnlstrategiccapital.com

Manager

CNL Strategic Capital Management, LLC
Orlando, Florida

Legal Counsel

Clifford Chance US LLP
New York, NY

Independent Registered Certified Public Accounting Firm

Ernst & Young LLP
Charlotte, North Carolina

Form 10-K

The company's annual report as filed on Form 10-K with the U.S. Securities and Exchange Commission (the Commission) is enclosed with this report. Additional copies may be obtained at no charge upon written notice to Ms. Tracey B. Bracco, the company's secretary, at the corporate office address above. The Commission maintains a website located at sec.gov that contains reports, proxy and information statements, and other information regarding the company that is filed electronically with the Commission. In addition, the company makes available free of charge on its website, cnlstrategiccapital.com, the company's filings with the Commission.

Electronic Delivery

Sign up today to receive next year's annual report and proxy materials via the Internet rather than by mail. Additional mailings, such as distribution statements and tax forms, are also available electronically. To sign up to receive these mailings electronically, or to review or change your current delivery preferences, please visit our website at cnlstrategiccapital.com/gopaperless.



CNL *Strategic Capital*

Sub-managed by **Levine Leichtman**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-56162

CNL STRATEGIC CAPITAL, LLC

(Exact name of registrant as specified in its charter)

Delaware	**32-0503849**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

CNL Center at City Commons
450 South Orange Avenue
Orlando, FL   **32801**
(Address of principal executive offices)   **(Zip Code)**

Registrant's telephone number, including area code (407) 650-1000

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of Each Class
Class A Shares of Limited Liability Company Interests, $0.001 par value per share
Class FA Shares of Limited Liability Company Interests, $0.001 par value per share
Class T Shares of Limited Liability Company Interests, $0.001 par value per share
Class D Shares of Limited Liability Company Interests, $0.001 par value per share
Class I Shares of Limited Liability Company Interests, $0.001 par value per share
Class S Shares of Limited Liability Company Interests, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

There is no established market for the Registrant's common shares. The Registrant is currently conducting an ongoing public offering of its common shares pursuant to a Registration Statement on Form S-1, which were offered and sold at $34.26, $32.82, $30.95 and $31.79 per Class A, Class T, Class D, and Class I shares as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), respectively, with discounts available for certain categories of purchasers, or at a price necessary to ensure that shares are not sold at a price, net of sales load, below net asset value per share. The number of shares held by non-affiliates as of June 30, 2022 was 17,695,435.

As of March 24, 2023, the Company had 4,243,913 Class FA shares, 2,338,119 Class A shares, 2,555,248 Class T shares, 2,079,242 Class D shares, 9,395,066 Class I shares and 1,765,257 Class S shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Registrant incorporates by reference portions of the CNL Strategic Capital, LLC definitive proxy statement for the 2023 Annual Meeting of Shareholders (Items 10, 11, 12, 13 and 14 of Part III) to be filed within 120 days after December 31, 2022. Certain exhibits previously filed with the Securities and Exchange Commission are incorporated by reference into Part IV of this report.

CONTENTS

PART I

Statement Regarding Forward-Looking Information

Certain statements in this annual report on Form 10-K (this "Annual Report") constitute "forward-looking statements." Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management's current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of our business and its performance, the economy and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues," "pro forma," "may," "will," "seeks," "should" and "could," and words and terms of similar substance, although not all forward-looking statements include these words. The forward-looking statements contained in this Annual Report involve risks and uncertainties, including statements as to:

- our future operating results;
- our business prospects and the prospects of our businesses and other assets;
- unanticipated costs, delays and other difficulties in executing our business strategy;
- performance of our businesses and other assets relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these assets;
- our contractual arrangements and relationships with third parties;
- actual and potential conflicts of interest with the Manager, the Sub-Manager and their respective affiliates;
- the dependence of our future success on the general economy and its effect on the industries in which we target, including rising interest rates, inflationary pressures, recessionary concerns or global supply chain issues;
- events or circumstances which undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large depository institutions or other significant corporations, terrorist attacks, natural or man-made disasters, pandemics such as the novel coronavirus ("COVID-19") pandemic or threatened or actual armed conflicts;
- the use, adequacy and availability of proceeds from our current public offering ("Follow-On Public Offering"), financing sources, working capital or borrowed money to finance a portion of our business strategy and to service our outstanding indebtedness;
- the timing of cash flows, if any, from our businesses and other assets;
- the ability of the Manager and the Sub-Manager to locate suitable acquisition opportunities for us and to manage and operate our businesses and other assets;
- the ability of the Manager, the Sub-Manager and their respective affiliates to attract and retain highly talented professionals;
- the ability to operate our business efficiently, manage costs (including general and administrative expenses) effectively and generate cash flow;
- the lack of a public trading market for our limited liability company interests (our "shares");
- the ability to make and the amount and timing of anticipated future distributions;
- estimated net asset value per share of our shares;
- the loss of our exemption from the definition of an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act");
- fiscal policies or inaction at the U.S. federal government level, which may lead to federal government shutdowns or negative impacts on the U.S economy;
- the degree and nature of our competition; or
- the effect of changes to government regulations, accounting rules or tax legislation.

Our forward-looking statements are not guarantees of our future performance and shareholders are cautioned not to place undue reliance on any forward-looking statements. While we believe our forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. Our forward-looking statements are based on our current expectations and a variety of risks, uncertainties and other factors, many of which are beyond our ability to control or accurately predict.

Important factors that could cause our actual results to vary materially from those expressed or implied in our forward-looking statements include, but are not limited to, the factors listed and described under "Risk Factors" in the Company's prospectus filed with the SEC pursuant to Rule 424(b)(3) and dated April 11, 2022 (as supplemented to date, our "prospectus") and Item 1A. "Risk Factors" of this Annual Report.

All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made; we undertake no obligation to, and expressly disclaim any obligation to, update or revise forward-looking statements to reflect new information, changed assumptions, the occurrence of subsequent events, or changes to future operating results over time unless otherwise required by law.

Risk Factor Summary

An investment in our shares involves a high degree of risk. You should carefully consider the risks summarized in Item 1A. "Risk Factors" included in this report. These risks include, but are not limited to, the following:

- We may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.

- Our success will be dependent on the performance of the Manager and the Sub-Manager, but investors should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of future success. Prior to the Initial Public Offering (defined below), affiliates of CNL have only sponsored real estate and credit investment programs.

- We pay substantial fees and expenses to the Manager, the Sub-Manager, the Managing Dealer or their respective affiliates. These payments increase the risk that investors will not earn a profit on their investment.

- Investors will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative. We face risks with respect to the evaluation and management of future acquisitions.

- The shares sold in the Follow-On Public Offering will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, investors will have limited liquidity and may not receive a full return of their invested capital if investors sell their shares.

- The purchase price for the shares in the Follow-On Public Offering is based on our most recently determined net asset value and is not based on any public trading market. While our board of directors has engaged an independent valuation firm to assist with the valuation of our businesses, the valuation of our assets is inherently subjective, and our net asset value may not accurately reflect the actual price at which our assets could be liquidated on any given day.

- The amount of any distributions we may pay is uncertain. We may not be able to pay distributions and our distributions may not grow over time. We may pay distributions from any source, including from cash resulting from expense support and fee deferrals and/or waivers from the Manager and the Sub-Manager as needed, and there are no limits on the amount of offering proceeds we may use to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have less funds available for investments, and your overall return may be reduced. We believe the likelihood that we will pay distributions from sources other than cash flow from operations will be higher in the early stages of the Follow-On Public Offering.

- The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors, will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

- If we were to become taxable as a corporation for U.S. federal income tax purposes, we would be required to pay income tax at corporate rates on our net income and would reduce the amount of cash available for distribution to our shareholders. Such distributions, if any, by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits.

- Our board of directors may change our business and acquisition policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to you.

Item 1.   Business

General

CNL Strategic Capital, LLC (which is referred to in this report as "we," "our," "us," "our company" or the "Company") is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We commenced operations on February 7, 2018.

We are externally managed by CNL Strategic Capital Management, LLC (the "Manager"), an entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under a management agreement, as currently amended and as may be amended in the future (the "Management Agreement") pursuant to which the Manager is responsible for the overall management of our activities. The Manager has engaged Levine Leichtman Strategic Capital, LLC (the "Sub-Manager"), a registered investment adviser, under a sub-management agreement, as currently amended and as may be amended in the future (the "Sub-Management Agreement"), pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC. The Manager also provides us with certain administrative services (in such capacity, the "Administrator") under an administrative services agreement, as currently amended and as may be amended in the future (the "Administrative Services Agreement"), with us. The Sub-Manager also provides certain other administrative services to us (in such capacity, the "Sub-Administrator") under a sub-administration agreement, as currently amended and as may be amended in the future (the "Sub-Administration Agreement"), with the Manager.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager's management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

We refer to the strategy of owning both the debt and equity of our target private companies as a "private capital" strategy. We intend to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. Our business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. We seek to structure our investments with limited, if any, third-party senior leverage.

We intend for a significant majority of our total assets to be comprised of long-term controlling equity interests and debt positions in the businesses we acquire. In addition and to a lesser extent, we may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity interests in combination with other funds managed by the Sub-Manager from co-investments with other partnerships managed by the Sub-Manager or their affiliates. We expect that these positions will comprise a minority of our total assets.

Our target businesses are expected to fall within the following industries (without limitation): business services, consumer products, education, franchising, light manufacturing / specialty engineering, non-FDA regulated healthcare and safety companies. We do not intend to acquire businesses in industries that we believe are not stable or predictable, including oil and gas, commodities, high technology, internet and e-commerce. We also do not intend to acquire businesses that at the time of our acquisition are distressed or in the midst of a turnaround.

We intend to operate these businesses over a long-term basis with minimum holding period of four to six years. Actual holding periods for many of our businesses are expected to exceed this minimum holding period, but each business will be acquired with the expectation of an eventual exit transaction after a reasonable time frame to allow for the realization of shareholder appreciation. In limited circumstances in order to manage liquidity needs, meet other operating objectives or adapt to changing market conditions, we may also exit businesses prior to the expected minimum holding period. Exit decisions in relation to our businesses after the expiration of the minimum holding period will be made with the objective of maximizing shareholder value and allowing us to realize capital appreciation to the extent available from individual businesses. We will also assess the impact that any exit decision may have on our exclusion from registration as an investment company under the Investment Company Act. Potential exit transactions that we may pursue for our businesses include recapitalizations, public offerings, asset sales, mergers and other business combinations. In each case, in selecting the form of exit transaction we expect to assess prevailing market conditions, the timing and cost of implementation, whether we will be required to assume any post-transaction liabilities and other factors determined by the Manager and the Sub-Manager. No assurance can be given relating to the actual timing or impact of any exit transaction on our business.

We were formed as a Delaware limited liability company on August 9, 2016 and we intend to operate our business in a manner that will permit us to avoid registration under the Investment Company Act.

Our Common Shares Offerings

Public Offerings

We commenced our initial public offering of up to $1.1 billion of shares on March 7, 2018 (the "Initial Public Offering"), which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the "Initial Registration Statement").

On November 1, 2021, we commenced a follow-on public offering of up to $1.1 billion of shares of our shares (the "Follow-On Public Offering" and together with the Initial Public Offering, the "Public Offerings"), which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to a registration statement on Form S-1 (the "Follow-On Registration Statement") filed with the Securities and Exchange Commission (the "SEC"). Upon commencement of the Follow-On Public Offering, the Initial Registration Statement was deemed terminated. Through the Follow-On Public Offering, we are offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, "Non-founder shares"). There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to our distribution reinvestment plan).

As of March 24, 2023, we had raised aggregate gross offering proceeds of approximately $518.9 million from the sale of common shares in the Public Offerings, including $17.2 million received through our distribution reinvestment plan.

Private Offerings

During the period from commencement of operations on February 7, 2018 to December 31, 2020, we offered Class FA ("Class FA") and Class S ("Class S") shares (collectively, the "Founder shares") through a combination of four private offerings (the "Private Offerings" and, together with the Public Offerings, the "Offerings") only to persons that were "accredited investors," as that person is defined under the Securities Act and Regulation D promulgated under the Securities Act, and raised aggregate gross offering proceeds of approximately $177 million. We conducted each of the Private Offerings pursuant to the applicable exemption under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act. All of the Private Offerings were terminated on or before December 31, 2020. See our Form 10-K for the year ended December 31, 2020 for additional information related to our Private Offerings.

Since we commenced operations on February 7, 2018 and through March 24, 2023, we have raised total net offering proceeds (including amounts raised from our Private Offerings and Public Offerings) of approximately $685.9 million, including approximately $17.2 million received through our distribution reinvestment plan. For additional information on our Offerings, see Note 7. "Capital Transactions" in Item 8. "Financial Statements and Supplementary Data."

Portfolio and Investment Activity

Since we commenced operations in February 2018, we have acquired controlling equity interests in combination with debt positions in nine middle-market U.S. businesses, one of which was acquired in March 2023. We have also acquired non-controlling equity interests in combination with debt positions in three additional middle-market U.S. businesses.

As of December 31, 2022 and 2021, our portfolio company investments had a total fair value of $588.8 million (eleven portfolio companies) and $456.0 million (ten portfolio companies), respectively. Our portfolio company investments were diversified across nine industries and all of our debt investments featured fixed interest rates as of December 31, 2022. Additionally, we held investments in U.S. Treasury Bills with a total fair value of approximately $106.2 million as of December 31, 2022. We did not invest in U.S. Treasury Bills during the year ended December 31, 2021. See Item 7. "Management's Discussion and Analysis – Portfolio and Investment Activity" and Note 3. "Investments" in Item 8. "Financial Statements and Supplementary Data" for additional information related to our investment portfolio.

One of our portfolio companies exceeded 20% significance under Rule 3-09 of Regulation S-X ("Rule 3-09") for the year ended December 31, 2021. None of our portfolio companies exceeded 20% significance under Rule 3-09 for the year ended December 31, 2022. See Item 15. "Exhibits and Financial Statement Schedules" for financial statements of our significant portfolio company, as defined by Rule 3-09.

Our portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations which would impact our ability to make distributions to shareholders.

Borrowings

As of December 31, 2022, we had the ability to borrow up to $50.0 million under a line of credit. We had not borrowed any amounts under the line of credit during the year ended or as of December 31, 2022. See Note 8. "Borrowings" in Item 8. "Financial Statements and Supplementary Data" for additional information related to our borrowings.

We will not use leverage in excess of 35% of our gross assets (for which calculation borrowings of our businesses are not included) unless a majority of our independent directors approves any excess above such limit and determines that such borrowing is in the best interests of our company. Any excess in leverage over such 35% limit shall be disclosed to shareholders in our next quarterly or annual report, along with the reason for such excess. In any event, we expect that the amount of our aggregate borrowings will be reasonable in relation to the value of our assets and will be reviewed by our board of directors at least quarterly.

Financing a portion of the acquisition price of our assets will allow us to broaden our business by increasing the funds available for acquisition. Financing a portion of our acquisitions is not free from risk. Using borrowings requires us to pay interest and principal, referred to as "debt service," all of which decrease the amount of cash available for distribution to our shareholders or other purposes. We may also be unable to refinance the borrowings at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our borrowings may be floating rate and the effective interest rates on such borrowings will increase when the relevant interest benchmark increases.

Competition

We compete for acquisitions with strategic buyers, private equity funds and diversified holding companies. Additionally, we may compete for loans with traditional financial services companies such as commercial banks. Certain competitors are substantially larger and have greater financial, technical and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us, and others may have higher risk tolerances or different risk assessments.

However, we believe we provide a unique capital solution to sellers and operating management teams that is not widely available in the market, if at all. We believe we are able to be competitive with these entities primarily due to our focus on established middle-market U.S. companies, the ability of the Manager and the Sub-Manager to source proprietary transactions, and our unique business strategy that offers business owners a flexible capital structure and is a more attractive alternative when they require investment capital to meet their ongoing business needs. Further, we believe regulatory changes, including the adoption of the Dodd-Frank Act and the introduction of the international capital and liquidity requirements under the Basel III Accords ("Basel III") have caused some of our potential competitors to curtail their lending to middle-market U.S. companies as a result of the greater regulatory risk and expense involved in lending to the sector.

Human Capital Resources

We are externally managed and as such we do not have any employees. All of our executive officers are employees of the Manager or one or more of its affiliates. The Manager has reported to us that it generally strives to have a diverse group of candidates to consider for roles. In addition, the Manager has reported that it maintains a variety of development, health and wellness and charitable programs for its personnel, including those who provide services to us.

Tax Status

We believe that we are properly characterized as a partnership for U.S. federal income tax purposes and expect to continue to qualify as a partnership, and not be treated as a publicly traded partnership or otherwise be treated as a taxable corporation, for such purposes. As a partnership, we are generally not subject to U.S. federal and state income tax at the entity level. However, the Company holds certain equity investments in taxable subsidiaries (the "Taxable Subsidiaries"). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are "pass through" entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries' ownership of certain investments. The income tax expense, or benefit, and related tax assets and liabilities are reflected in the Company's consolidated financial statements.

Corporate Information

Our executive offices are located at 450 South Orange Avenue, Orlando, Florida 32801, and our telephone number is 407-650-1000.

Available Information

We maintain a web site at www.cnlstrategiccapital.com containing additional information about our business, and a link to the SEC web site (www.sec.gov). We make available free of charge on our web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practical after we file such material with, or furnish it to, the SEC. The contents of our website are not incorporated by reference in or are otherwise a part of this Annual Report. The SEC also maintains a web site (www.sec.gov) where you can search for annual, quarterly and current reports, proxy and information statements, and other information regarding us and other public companies.

Item 1A.   Risk Factors

Investing in our shares involves a number of significant risks. In addition to the other information contained in this Annual Report, investors should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the value of our shares could decline, and investors may lose part or all of their investment.

Risks Related to Our Shares

The offering prices may change on a monthly basis and investors may not know the offering price when they submit their subscription agreements.

The offering prices for our classes of shares may change on a monthly basis and investors will need to determine the price by checking our website at www.cnlstrategiccapital.com or reading a supplement to our prospectus. A subscriber may also obtain our current offering price by calling us by telephone at (866) 650-0650. In addition, if there are issues processing an investor's subscription, the offering price may change prior to the acceptance of such subscription. In the event we adjust the offering price after an investor submits their subscription agreement and before the date we accept such subscription, such investor will not be provided with direct notice by us of the adjusted offering price but will need to check our website or our filings with the SEC prior to the closing date of their subscription. In this case, an investor will have at least five business days after we publish the adjusted offering price to consider whether to withdraw their subscription request before they are committed to purchase shares upon our acceptance.

Investors will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative.

We are not able to provide investors with information to evaluate the economic merit of the acquisitions we intend to make prior to our making them and investors will be relying entirely on the ability of the Manager, the Sub-Manager and our board of directors to select or approve, as the case may be, such acquisitions. Future opportunities may include the acquisition of businesses that are currently owned and/or controlled by the Sub-Manager or its affiliates. In connection with any acquisition of a business that involves the Sub-Manager or its affiliates (excluding co-investment opportunities acquired directly from third parties other than the Sub-Manager or its affiliates), we would seek a valuation from a third-party valuation firm, and such acquisition would be subject to approval of a majority of our independent directors.

Additionally, the Manager and the Sub-Manager, subject to oversight by our board of directors, have broad discretion to review, approve, and oversee our business and acquisition policies, to evaluate our acquisition opportunities and to structure the terms of such acquisitions and investors will not be able to evaluate the transaction terms or other financial or operational data concerning such acquisitions. Because of these factors, the Follow-On Public Offering may entail more risk than other types of offerings. Our board of directors has also delegated broad discretion to both of the Manager and Sub-Manager to implement our business and acquisitions strategies, which includes delegation of the duty to approve certain decisions consistent with the business and acquisition policies approved by our board, our board's fiduciary duties and securities laws. This additional risk may hinder investors' ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted returns and other objectives.

The Follow-On Public Offering is a "best efforts" offering and if we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make, and the value of an investment in us will fluctuate with the performance of the assets we acquire.

The Follow-On Public Offering is a "best efforts," as opposed to a "firm commitment" offering. This means that the Managing Dealer is not obligated to purchase any shares, but has only agreed to use its "best efforts" to sell the shares to investors. As a result, if we are unable to raise substantial funds, we will make fewer acquisitions resulting in less diversification in terms of the number of assets owned and the types of assets that we acquire.

Participating broker-dealers in the Follow-On Public Offering are required to comply with Regulation Best Interest, which enhances the broker-dealer standard of conduct beyond current suitability obligations and requires participating broker-dealers in the Follow-On Public Offering to act in the best interest of each investor when making a recommendation to purchase shares in the Follow-On Public Offering, without placing their financial or other interest ahead of the investor's interests. The application of this enhanced standard of conduct may impact whether a broker-dealer recommends our shares for investment and consequently may adversely affect our ability to raise substantial funds in the Follow-On Public Offering. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors under the duty of care obligation of Regulation Best Interest, including but not limited to cost and complexity of the investment and reasonably available alternatives, which alternatives are likely to exist, may be less costly or have a lower investment risk, in determining whether there is a reasonable basis for the recommendation. As a result, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers choose alternatives to our shares, many of which likely exist, such as an investment in listed entities, which may be a reasonable alternative to an investment in us as such investments may feature characteristics like lower cost, nominal commissions at the time of initial purchase, less complexity and lesser or different risks, our ability to raise capital will be adversely affected. If Regulation Best Interest reduces our ability to raise capital in the Follow-On Public Offering, it would also harm our ability to create a diversified portfolio of investments and ability to achieve our objectives.

In such event, the likelihood of our profitability being affected by the performance of any one of our assets will increase. An investment in our shares will be subject to greater risk to the extent that we lack asset diversification. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.

Investors should not assume that we will sell the maximum offering amount of the Follow-On Public Offering, or any other particular offering amount in the Follow-On Public Offering.

The shares sold in the Follow-On Public Offering will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, investors in the Follow-On Public Offering will have limited liquidity and may not receive a full return of their invested capital if investors sell their shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. The ability to transfer shares is limited. Pursuant to our fifth amended and restated limited liability company agreement, as currently amended and as may be amended in the future (our "LLC Agreement"), we have the discretion under certain circumstances to prohibit transfers of shares, or to refuse to consent to the admission of a transferee as a shareholder. We have adopted a share repurchase program to conduct quarterly share repurchases but only a limited number of shares are eligible for repurchase. Moreover, investors should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit their ability to sell their shares to us, and our board of directors may amend or suspend our share repurchase program upon 30 days' prior notice to our shareholders if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on us that would outweigh the benefit of repurchasing our shares or risk our ability to qualify as a partnership for U.S. federal income tax purposes. Upon suspension of our share repurchase program, our share repurchase program requires our board of directors to consider at least quarterly whether the continued suspension of the plan is in our best interest and the best interest of our shareholders; however, we are not required to authorize the recommencement of the share repurchase program within any specified period of time. Our board of directors cannot terminate our share repurchase program absent a liquidity event or where otherwise required by law. In such an event, we will notify our shareholders of such developments in a current report on Form 8-K or in our annual or quarterly reports, which will be posted on our website, and will also provide a separate communication to our shareholders.

At the discretion of our board of directors, we may use cash on hand, including offering proceeds, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program will include certain restrictions intended to maintain our ability to qualify as a partnership for U.S. federal income tax purposes. Therefore, it will be difficult for investors to sell their shares promptly or at all. If investors are able to sell their shares, investors may only be able to sell them at a substantial discount for the price they paid. Investor suitability standards imposed by certain states may also make it more difficult to sell their shares to someone in those states. The shares should be purchased as a long-term investment only.

Our board of directors intends to contemplate a liquidity event for our shareholders on or before November 1, 2027 (which is within six years from the date we terminated the Initial Public Offering); however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise. We expect that our board of directors, in the exercise of its fiduciary duty to our shareholders, will decide to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our shareholders. There can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe. A liquidity event could include, among other transactions: (i) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation; (ii) subject to an affirmative vote of a two-thirds (2/3) super-majority of our outstanding shares, a decision to continue as a perpetual-life company with a self-tender offer for a minimum of twenty-five percent (25%) of our outstanding shares; (iii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iv) a listing of our shares on a national securities exchange or a quotation through a national quotation system. However, there can be no assurance that we will complete a liquidity event within such time or at all.

If a liquidity event does not occur, shareholders may have to hold their shares for an extended period of time, or indefinitely. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, asset diversification and performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for investor liquidity. Notwithstanding the shareholder approval requirement in connection with a determination to continue as a perpetual-life company as discussed above in (ii), nothing shall prevent our board of directors from exercising its fiduciary duty on behalf of our company and our shareholders, including any limitation on our board of directors to conduct self-tender offers or seek shareholder approval through multiple proxy attempts.

Under our share repurchase program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, during any consecutive two-year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, which may adversely affect our flexibility and our ability to achieve our investment objectives.

If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under our share repurchase program) until all outstanding repurchase requests ("Unfulfilled Repurchase Requests") have been satisfied. Additionally, during such time as there remains any requests under our share repurchase plan outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. If triggered, this requirement may prevent us from pursuing potentially accretive investment opportunities and may keep us from fully realizing our investment objectives. In addition, this requirement may limit our ability to pay distributions to our shareholders. "Investable assets" includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

The ongoing offering price may not accurately reflect the value of our assets.

Our board of directors determines our net asset value for each class of our shares on a monthly basis. If our net asset value per share on such valuation date increases above or decreases below our net proceeds per share as stated in our prospectus, we will adjust the offering price of any of the classes of our shares, effective five business days after such determination is published, to ensure that no share is sold at a price, after deduction of upfront selling commissions and dealer manager fees, that is above or below our net asset value per share on such valuation date. Ongoing offering prices for the shares in the Follow-On Public Offering will take into consideration other factors such as selling commissions, dealer manager fees, distribution and shareholder servicing fees and organization and offering expenses so the offering price will not be the equivalent of the value of our assets.

Valuations and appraisals of our assets are estimates of fair value and may not necessarily correspond to realizable value.

Our board of directors, with assistance from the Manager and the Sub-Manager, is ultimately responsible for determining in good faith the fair value of our assets for which market prices are not readily available. Our board of directors, including a majority of our independent directors and our audit committee, has adopted a valuation policy that provides for methodologies to be used to determine the fair value of our assets for purposes of our net asset value calculation. Our board of directors makes this determination on a monthly basis, and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors' determination of the fair values of assets for which market prices are not readily available. However, it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of assets or liabilities between valuations, or to obtain quickly complete information regarding any such events. As a result, the net asset value per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our net asset value may be appropriately adjusted in accordance with our valuation procedures.

Within the parameters of our valuation procedures, the valuation methodologies used to value our assets involves subjective judgments and projections and may not be accurate. Valuation methodologies also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations of our assets are only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Manager, the Sub-Manager and the independent valuation firm. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the valuation. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market prices existed for these assets. Furthermore, through the valuation process, our board of directors may determine that the fair value of our assets that differs materially from the values that were provided by the independent valuation firm. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares, the price we paid to repurchase shares or net asset value-based fees we paid to the Manager, the Sub-Manager or the Managing Dealer to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price investors will pay for our shares in the Follow-On Public Offering, and the price at which their shares may be repurchased by us pursuant to our share repurchase program are generally based on our most recently determined net asset value per share, they may pay more than realizable value or receive less than realizable value for their investment.

Our net asset value per share may change materially if the valuations of our assets materially change from prior valuations or the actual operating results for a particular month differ from what we originally budgeted for that month.

When the valuations of our assets are reflected in our net asset value calculations, there may be a material change in our net asset value per share for each class of our shares from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the net asset value per share. We will not retroactively adjust the net asset value per share of each class of shares reported for the previous month. Therefore, because a new monthly valuation may differ materially from the prior valuation or the actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect the new valuation or actual operating results may cause the net asset value per share for each class of our shares to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

The amount of any distributions we may pay is uncertain. We may not be able to pay investors distributions and our distributions may not grow over time.

Subject to our board of directors' discretion and applicable legal restrictions, our board of directors has declared, and intends to continue to declare cash distributions to shareholders. We intend to pay these distributions to our shareholders out of assets legally available for distribution. We cannot assure investors that we will achieve operating results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of the risks described in our prospectus. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, compliance with applicable regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure investors that we will pay distributions to our shareholders in the future.

We may pay all or a substantial portion of our distributions from various sources of funds available to us, including from expense support from the Manager and the Sub-Manager, borrowings, the offering proceeds and other sources, without limitation. In the early stages of our company, we are likely to pay some, if not all, of our distributions from offering proceeds, borrowings, or from other sources, including cash resulting from expense support from the Manager and the Sub-Manager pursuant to an expense support and conditional reimbursement agreement (the "Expense Support and Conditional Reimbursement Agreement"). For the years ended December 31, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support (reimbursement) of 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. If we fund distributions from financings, then such financings will need to be repaid, and if we fund distributions from offering proceeds, then we will have fewer funds available for business opportunities, which may affect our ability to generate future cash flows from operations and, therefore, reduce their overall return. In addition, if we fund distributions from borrowings, or other sources like expense support from the Manager and Sub-Manager, such sources may result in a liability to us which would cause our net asset value to decline more sharply than it otherwise would if we had not borrowed or used expense support to fund our distributions, which would negatively affect the price per share of our shares. We cannot predict when distribution payments sourced from debt and from proceeds will occur, and an extended period of such payments would likely be unsustainable.

Distributions on the Non-founder shares will likely be lower than distributions on Class FA shares because we are required to pay higher management and incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. Additionally, distributions paid to our shareholders of share classes with ongoing distribution and shareholder servicing fees may be lower than distributions on certain other of our classes without such ongoing distributions and shareholder servicing fees that we are required to pay. We also believe the likelihood that distributions will be paid from sources other than cash flow from operations may be higher in the early stages of the offering. These risks will be greater for persons who acquire our shares relatively early in the Public Offerings, before a significant portion of the offering proceeds have been deployed. Accordingly, shareholders who receive the payment of a distribution from us should not assume that such distribution is the result of a net profit earned by us.

Because the Managing Dealer is an affiliate of the Manager, investors will not have the benefit of an independent review of the Follow-On Public Offering or us customarily performed in underwritten offerings.

The Managing Dealer, CNL Securities Corp., is an affiliate of the Manager, and will not make an independent review of us or the Follow-On Public Offering. Accordingly, investors will have to rely on their own broker-dealer or distribution intermediary to make an independent review of the terms of the Follow-On Public Offering. If an investor's broker-dealer or distribution intermediary does not conduct such a review, they will not have the benefit of an independent review of the terms of the Follow-On Public Offering. Further, the due diligence investigation of us by the Managing Dealer cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, investors will not have an independent review of our performance and the value of our shares relative to publicly traded companies.

We may be unable to use a significant portion of the net proceeds of the Follow-On Public Offering on acceptable terms in the timeframe contemplated by the prospectus relating to the Follow-On Public Offering.

Delays in using the net proceeds of the Follow-On Public Offering may impair our performance. We cannot assure an investor that we will be able to identify any acquisition opportunities in a manner consistent with our business strategy or that any acquisition that we make will produce a positive return. We may be unable to use the net proceeds of the Follow-On Public Offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before we have raised sufficient funds to deploy the proceeds of the Follow-On Public Offering in acquisitions that are consistent with our business strategy, we will deploy the net proceeds of the Follow-On Public Offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, certain leveraged loans and high-quality debt instruments maturing in one year or less from the time of acquisition, which we expect to produce returns that are significantly lower than the returns which we expect to achieve in relation to the businesses and other assets we will seek to acquire. At times, cash invested in these temporary investments may be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. In the event we are unable to find suitable investments, such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash net investment income. As of December 31, 2022, we had invested in U.S. Treasury Bills with a fair value of $106.2 million and are seeking investment opportunities consistent with our investment objectives to deploy our capital. In the event we fail to timely invest the net proceeds of the Follow-On Public Offering, our results of operations and financial condition may be adversely affected

Investors' interest in us will be diluted if we issue additional shares, which could reduce the overall value of the investment.

Potential investors in the Follow-On Public Offering do not have preemptive rights to any shares we issue in the future. Our LLC Agreement authorizes us to issue 1,000,000,000 shares. Pursuant to our LLC Agreement, a majority of our entire board of directors may amend our LLC Agreement from time to time to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. After an investor's purchase in the Follow-On Public Offering, our board of directors may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors, the Manager, the Sub-Manager and/or employees of the Manager or the Sub-Manager. To the extent we issue additional equity interests after an investor's purchase in the Follow-On Public Offering, their percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our assets, an investor may also experience dilution in the net asset value and fair value of their shares.

Investors will experience substantial dilution in the net tangible book value of their shares equal to the offering costs and sales load associated with their shares and will encounter substantial on-going fees and expenses.

If investors purchase our shares in the Follow-On Public Offering, there are substantial fees and expenses which will be borne by the investor initially and ongoing as an investor. Also, investors will incur immediate dilution in the net tangible book value of their shares equal to the offering costs and the sales load associated with their shares. There are also certain offering costs associated with the shares in the Follow-On Public Offering, which will be reimbursed to the Manager and the Sub-Manager. This means that the investors who purchase shares will pay a price per share that substantially exceeds the per share value of our assets after subtracting our liabilities.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

We are an "emerging growth company," as defined in the JOBS Act, and therefore are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that normally are applicable to public companies. For so long as we remain an emerging growth company, we will not be required to (i) comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) submit certain executive compensation matters to stockholder advisory votes pursuant to the "say on frequency" and "say on pay" provisions of Section 14A(a) of the Exchange Act (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the "say on golden parachute" provisions of Section 14A(b) of the Exchange Act (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations), (iii) disclose more than two years of audited financial statements in a registration statement filed with the SEC, (iv) disclose selected financial data pursuant to the rules and regulations of the Securities Act (requiring selected financial data for the past five years or for the life of the issuer, if less than five years) in our periodic reports filed with the SEC for any period prior to the earliest audited period presented in this registration statement, and (v) disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Once we are no longer an "emerging growth company," because we are not a "large accelerated filer" or an "accelerated filer" under the Exchange Act, and will not be so long as our shares are not traded on a securities exchange, we are not subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, because we have no employees, we do not have any executive compensation or golden parachute payments to report in our periodic reports and proxy statements. We cannot predict if investors will find our shares less attractive because we choose to rely on any of the exemptions discussed above.

Additionally, under Section 107 of the JOBS Act, an "emerging growth company" may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an "emerging growth company" can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to "opt out" of such extended transition period, and therefore will comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. This election is irrevocable.

We will remain an "emerging growth company" for up to five years, although we will lose that status sooner if our annual gross revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if we become a "large accelerated filer" under the Exchange Act, which we will not be so long as our shares are not traded on a securities exchange.

Our business could be adversely affected if we fail to maintain our qualification as a venture capital operating company, or VCOC, under the Plan Asset Regulation.

We used a substantial portion of the net proceeds from the Private Offerings to acquire our businesses and we currently operate our business in a manner so that it is intended to qualify as a "venture capital operating company" ("VCOC") under the U.S. Department of Labor regulation at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") (the "Plan Asset Regulation"), and therefore are not subject to the fiduciary requirements with respect to our assets. However, if we fail to satisfy the requirements to qualify as a VCOC for any reason and no other exception under the Plan Asset Regulation applies, such failure could materially interfere with our activities or expose us to risks related to our failure to comply with the requirements and the fiduciary responsibility standards of ERISA would apply to us, including the requirement of investment prudence and diversification, and certain transactions that we enter into, or may have entered into, in the ordinary course of business, might constitute or result in non-exempt prohibited transactions under Section 406 of ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). A non-exempt prohibited transaction, in addition to imposing potential fiduciary liabilities may also result in the imposition of an excise tax under the Code upon a "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975 of the Code) with whom we engaged in the transaction. Therefore, our business could be adversely affected if we fail to quality as a VCOC under the Plan Asset Regulation.

Risks Related to Our Organization and Structure

We may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.

We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will be unable to implement and execute our business strategy as described in our prospectus and that the value of our shares could decline substantially and, as a result, investors may lose part or all of their investment. Our financial condition and results of operations will depend on many factors including the availability of acquisition opportunities, readily accessible short and long-term financing, financial markets and economic conditions generally and the performance of the Manager and the Sub-Manager. There can be no assurance that we will be able to generate sufficient cash flow over time to pay our operating expenses and make distributions to shareholders.

Our ability to implement and execute our business strategy depends on the Manager's and the Sub-Manager's ability to manage and support our business operations. If the Manager or the Sub-Manager were to lose any members of their respective senior management teams, our ability to implement and execute our business strategy could be significantly harmed.

We have no internal management capacity or employees other than our appointed executive officers and will be dependent on the diligence, skill and network of business contacts of the Manager's and the Sub-Manager's senior management teams to implement and execute our business strategy. We also depend, to a significant extent, on the Manager's and the Sub-Manager's access to its investment professionals and the information and deal flow generated by these professionals. The Manager's and the Sub-Manager's senior management teams will evaluate, negotiate, structure, close, and monitor the assets we acquire. The departure of any of the Manager's or the Sub-Manager's senior management teams could have a material adverse effect on our ability to implement and execute our business strategy. We do not anticipate maintaining any key person insurance on any of the Manager's or the Sub-Manager's senior management teams.

Our board of directors may change our business and acquisition policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to investors.

Our board of directors has the authority to modify or waive our current business and acquisition policies, criteria and strategies without prior notice and without shareholder approval. In such event, we will promptly file a prospectus supplement and a current report on Form 8-K, disclosing any such modification or waiver. We cannot predict the effect any changes to our current business and acquisition policies, criteria and strategies would have on our business, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay investors distributions and cause investors to lose all or part of their investment. Moreover, we will have significant flexibility in deploying the net proceeds of the Follow-On Public Offering and may use the net proceeds from the Follow-On Public Offering in ways with which investors may not agree or for purposes other than those contemplated at the time of the Follow-On Public Offering.

If we internalize our management functions, investors' interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire the Manager's or the Sub-Manager's assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares. The payment of such consideration could result in dilution of an investor's interests as a shareholder and could reduce the earnings per share attributable to their investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to the Manager under the Management Agreement (50% of which is paid to the Sub-Manager under the Sub-Management Agreement), we would incur the compensation and benefits as well as the costs of our officers and other employees and consultants that we now expect will be paid by the Manager, the Sub-Manager or their respective affiliates. In addition, we may issue equity awards to officers and consultants, which awards would decrease net income and may further dilute an investor's investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to the Manager and the Sub-Manager, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our shareholders and the value of our shares. As currently organized, we do not expect to have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining such personnel employed by us. We expect individuals employed by the Manager and the Sub-Manager to perform asset management and general and administrative functions, including accounting and financial reporting for us. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our assets.

In some cases, internalization transactions involving the acquisition of a manager have resulted in litigation. If we were to become involved in such litigation in connection with an internalization of our management functions, we could be forced to spend significant amounts of money defending ourselves in such litigation, regardless of the merit of the claims against us, which would reduce the amount of funds available to acquire additional assets or make distributions to our shareholders.

Anti-takeover provisions in our LLC Agreement could inhibit a change in control.

Provisions in our LLC Agreement may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to our shares. Under our LLC Agreement, our shares have only limited voting rights on matters affecting our business and therefore have limited ability to influence management's decisions regarding our business. In addition, our LLC Agreement contains a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring control of the company. These provisions include:

- restrictions on our ability to enter into certain transactions with major holders of our shares modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, or the DGCL;

- allowing only the company's board of directors to fill vacancies, including newly created directorships;

- requiring that directors may be removed, with or without cause, only by a vote of a majority of the issued and outstanding shares;

- requiring advance notice for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by holders of our shares at a meeting of shareholders;

- permitting each of the Manager and Sub-Manager, respectively, to initially appoint a non-independent director and, thereafter, to nominate such non-independent director's replacement upon such non-independent director's failure to stand for re-election, resignation, removal from office, death or incapacity;

- our ability to issue additional securities, including securities that may have preferences or are otherwise senior in priority to our shares; and

- limitations on the ability of our shareholders to call special meetings of the shareholders.

We may have conflicts of interest with the noncontrolling shareholders of our businesses.

The boards of directors of the businesses we acquire controlling interests in will have fiduciary duties to all their shareholders, including the company and noncontrolling shareholders. As a result, they may make decisions that are in the best interests of their shareholders generally but which are not necessarily in the best interest of the company or our shareholders. In dealings with the company, the directors of these businesses may have conflicts of interest and decisions may have to be made without the participation of directors appointed by us, and such decisions may be different from those that we would make.

An investor's investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We are organized as a holding company that conducts its business primarily through its wholly- and majority-owned subsidiaries. We conduct and intend to continue to conduct our operations so that the company and each of its subsidiaries do not fall within, or are excluded from the definition of an "investment company" under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an "investment company" if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we are not to be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not and will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we have and continue to intend to acquire stable and growing middle-market U.S. businesses with a focus on business services, consumer products, education, franchising, light manufacturing / specialty engineering, non-FDA regulated healthcare and safety companies. In addition, through the Manager and the Sub-Manager, we have been and intend to continue to be engaged with the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and introducing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. We monitor the critical success factors of our acquired businesses on a daily/weekly basis and meet monthly with senior management of the companies we acquire in an operating committee environment to discuss their respective strategic, financial and operating performance. As a consequence, we primarily engage and hold ourselves out as being primarily engaged in the non-investment company businesses of these companies, which are or will become our wholly- or majority-owned subsidiaries.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an "investment company" if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the "40% test." Excluded from the term "investment securities," among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We conduct operations, and intend to continue to conduct our operations, so that on an unconsolidated basis we and most of our subsidiaries will comply with the 40% test and no more than 40% of the assets of those subsidiaries will consist of investment securities. We expect that most, if not all, of our wholly- and majority-owned subsidiaries will fall outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or rely on an exception or exemption from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which currently constitute and are expected to continue to constitute most, if not all, of our assets) generally will not constitute "investment securities" for purposes of Section 3(a)(1)(C) of the Investment Company Act. Accordingly, we believe that we are not considered and will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. We monitor our holdings on an ongoing basis and in connection with each of our business acquisitions to determine compliance with the 40% test.

The determination of whether an entity is our majority-owned subsidiary is made by us. Under the Investment Company Act, a majority-owned subsidiary of a person means a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Additionally, we conduct and intend to continue to conduct operations so that we are not treated as a "special situation investment company" as such term has been interpreted by the SEC and its staff and by courts in judicial proceedings under the Investment Company Act. Special situation investment companies generally are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company's securities. The types of companies that have been characterized by the SEC in SEC releases, the SEC staff or by courts in judicial proceedings under the Investment Company Act as "special situation investment companies" are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of securities in companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions after a short-term holding period at a profit once the acquired shares increase in value. Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere. We monitor our business activities, including our acquisitions and divestments, on an ongoing basis to avoid being deemed a special situation investment company. One of the factors that distinguishes us from a "special situation investment company" is our policy of acquiring middle-market U.S. businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years.

A change in the value of our assets could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of "investment company" and negatively affect our ability to maintain our exclusion from registration under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to acquire businesses with an intention of disposing of them on a short-term basis. In addition, we may in other circumstances be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. We also may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company pursuant to the Investment Company Act, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;

- restrictions on specified investments;

- prohibitions on transactions with affiliates; and

- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company pursuant to the Investment Company Act but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us and the returns generated for shareholders.

If, in the future, we cease to control and operate our businesses, we may be deemed to be an investment company under the Investment Company Act.

Under the terms of our LLC Agreement, we have the latitude to acquire equity interests in businesses that we will not operate or control. If we make significant acquisitions of equity interests in businesses that we do not operate or control or cease to operate and control such businesses, we may be deemed to be an investment company under the Investment Company Act. If we were deemed to be an investment company under the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our equity interests and debt positions or organizational structure or our contract rights to fall outside the definition of an investment company under the Investment Company Act. Registering as an investment company pursuant to the Investment Company Act could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us, the Manager and the Sub-Manager and otherwise will subject us to additional regulation that will be costly and time-consuming.

Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates

Our success will be dependent on the performance of the Manager and the Sub-Manager and their respective affiliates, but investors should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of future success. Prior to the Initial Public Offering, affiliates of CNL have only sponsored real estate and credit investment programs.

The Manager was formed in August 2016. The Sub-Manager was formed in September 2016 and has limited experience managing a business under guidelines designed to allow us to avoid registration as an investment company under the Investment Company Act, which may hinder our ability to take advantage of attractive acquisition opportunities and, as a result, implement and execute our business strategy. In addition, the Sub-Manager has limited experience complying with regulatory requirements applicable to public companies. We cannot guarantee that we will be able to find suitable acquisition opportunities and our ability to implement and execute our business strategy and to pay distributions will be dependent upon the performance of the Manager and the Sub-Manager in the identification and acquisition of such opportunities and the management of our businesses and other assets. Additionally, investors should not rely on the past performance of investments by other CNL- or LLCP-affiliated entities to predict our future results. Our business strategy and key employees differ from the business strategies and key employees of certain other CNL- or LLCP-affiliated programs in the past, present and future. Prior to the Initial Public Offering, affiliates of CNL have only sponsored real estate and credit investment programs. If either the Manager or the Sub-Manager fails to perform according to our expectations, we could be materially adversely affected.

The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Manager, the Sub-Manager and their respective affiliates will receive substantial fees from us (directly or indirectly) in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public and private offerings of equity by us, which allow the Managing Dealer to earn additional dealer manager fees and the Manager and the Sub-Manager to earn increased management fees. The Administrator and the Sub-Administrator will also face conflicts of interests with respect to their performance of various administrative services that we require, including but not limited to conflicts that may arise from the Administrator's and the Sub-Administrator's decisions with respect to the allocation of their time and resources as they relate to their recommendations and oversight of the personnel, facilities and services provided to us, and the quality of professional and administrative services rendered by their respective affiliates to us. The Manager, the Sub-Manager and their respective affiliates, including certain of our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements. The Manager compensates the members of its management committee with incentive-based compensation, asset-based compensation and/or bonuses and awards which will vary based on the Manager's performance.

The incentive fees that we may pay to the Manager (50% of which would be paid to the Sub-Manager) may create an incentive for the Manager and the Sub-Manager to make acquisitions on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may encourage the Manager and the Sub-Manager to use leverage to increase the return on our assets. In addition, the fact that our base management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, which would include any borrowings for investment purposes, may encourage the Manager and the Sub-Manager to use leverage or to acquire additional assets. The use of leverage increases the volatility of assets by magnifying the potential for gain or loss on invested equity capital. In addition, we and our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management fees payable to the Manager. Our businesses may pay fees to the Sub-Manager for services it provides to them and therefore our shareholders may be indirectly subject to such fees. These fees may be paid before we realize any income or gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our businesses, on the one hand, and opportunities recommended to us, on the other hand. Furthermore, our board of directors is responsible for determining the net asset value of our assets (with the assistance from the Manager, the Sub-Manager and the independent valuation firm) and, because the base management fee is payable monthly and for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, a higher net asset value of our assets would result in a higher base management fee to the Manager and the Sub-Manager.

We pay substantial fees and expenses to the Manager, the Sub-Manager, the Managing Dealer or their respective affiliates. These payments increase the risk that investors will not earn a profit on their investment.

The Manager and the Sub-Manager perform services for us in connection with the identification, selection and acquisition of our assets, and the monitoring and administration of our assets. We pay the Manager and the Sub-Manager certain fees for management services, including a base management fee that is not tied to the performance of our assets. We pay fees and commissions to the Managing Dealer in connection with the offer and sale of the shares. We may pay third parties directly or reimburse the costs or expenses of third parties paid by the Administrator and the Sub-Administrator for providing us with certain administrative services. Since the Administrator and the Sub-Administrator are affiliates of the Manager and the Sub-Manager, respectively, they may experience conflicts of interests when seeking expense reimbursement from us. Similarly, our businesses may pay fees to the Sub-Manager for services it provides to them and therefore our shareholders may be indirectly subject to such fees. These fees reduce the amount of cash available for acquisitions or distribution to our shareholders. These fees also increase the risk that the amount available for distribution to shareholders upon a liquidation of our assets would be less than the purchase price of the shares in the Follow-On Public Offering and that investors may not earn a profit on their investment.

The time and resources that individuals associated with the Manager and the Sub-Manager devote to us may be diverted.

We currently expect the Manager, the Sub-Manager and their respective officers and employees to devote such time as shall be necessary to conduct our business affairs in an appropriate manner. However, the Manager, the Sub-Manager and their respective officers and employees are not required to do so. Moreover, neither the Manager, the Sub-Manager nor their affiliates are prohibited from raising money for and managing another entity that competes with us or our businesses, except as agreed to by the Manager and the Sub-Manager. Accordingly, the respective management teams of the Manager and the Sub-Manager may have obligations to investors in entities they work at or manage in the future, the fulfillment of which might not be in the best interests of us or our shareholders or that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. In addition, we may compete with any such investment entity for the same investors and acquisition opportunities.

We do not have a policy that expressly prohibits our directors, officers, or affiliates from engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of the Manager and the Sub-Manager who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. In addition, the Management Agreement and the Sub-Management Agreement do not prevent the Manager, the Sub-Manager and their respective affiliates from engaging in additional business opportunities, some of which could compete with us, except as agreed to by the Manager and the Sub-Manager.

The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs, our businesses and their respective other accounts and clients.

The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs relating to the allocation of business opportunities by the Manager, the Sub-Manager and their respective affiliates to us and other clients; compensation to the Manager, the Sub-Manager and their respective affiliates; services that may be provided by the Manager, the Sub-Manager and their respective affiliates to our businesses; co-investment opportunities for us and the allocation of such opportunities to us and other clients of the Manager and the Sub-Manager; the formation of investment vehicles by the Manager or the Sub-Manager; differing recommendations given by the Manager and the Sub-Manager to us versus other clients; the Manager's and the Sub-Manager's use of information gained from our businesses for investments by other clients, subject to applicable law; and restrictions on the Manager's and the Sub-Manager's use of "inside information" with respect to potential acquisitions by us.

In connection with the services that the Sub-Manager or its affiliates may provide to the businesses we acquire, the Sub-Manager may be paid transaction fees in connection with services customarily performed in connection with the management of such businesses (except that no such transaction fees were charged on our acquisition of the initial businesses). Any transaction fees received by the Sub-Manager up to $1.5 million to $3.5 million annually (dependent on our total assets at the time of receipt of such transaction fees) will not be shared with us. Any transaction fees charged to businesses in excess of $3.5 million will be paid to us. Additionally, these fees may be paid before we realize any income or gain. We may also reimburse the Sub-Manager for certain transactional expenses (e.g. research costs, due diligence costs, professional fees, legal fees and other related items) related to businesses that we acquire as well as transactional expenses related to deals that do not close, often referred to as "broken deal costs." The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our businesses, on the one hand, and opportunities recommended to us, on the other hand.

The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us.

The Sub-Manager and its affiliates currently manage other clients and may in the future manage new clients that may have a similar business strategy as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine it is more appropriate for one or more other clients managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts, including the amount of such co-investment opportunity allocated to us.

The Sub-Manager and its affiliates may (i) give advice and take action with respect to any of its other clients that may differ from advice given or the timing or nature of action taken with respect to us, so long as it is consistent with the provisions of the Sub-Manager's allocation policy and its obligations under the Sub-Management Agreement, and (ii) subject to the Exclusivity Agreement and its obligations thereunder, engage in activities that overlap with or compete with those in which the company and its subsidiaries, directly or indirectly, may engage. The company, on its own behalf and on behalf of its subsidiaries, has renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for another client of the Sub-Manager or its affiliates to the extent such opportunity has been determined in good faith by the Sub-Manager not to be allocated to the company, all in accordance with the company's and the Sub-Manager's allocation policy. Furthermore, subject to the company's investment policy and its obligations under the Sub-Management Agreement, the Sub-Manager shall not have any obligation to recommend for purchase or sale any securities or loans which its principals, affiliates or employees may purchase or sell for its or their own accounts or for any other client or account if, in the opinion of the Sub-Manager, such transaction or investment appears unsuitable, impractical or undesirable for the Manager (on behalf of the company).

Consistent with our allocation policy, in the event that a co-investment opportunity that the Manager has approved for potential participation does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-investment opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Broken deal costs will generally be allocated to us by the Sub-Manager pro rata based on our allocation in a proposed co-investment opportunity if our allocation in such co-investment opportunity has been determined; however, in the event that we expect to participate in a co-investment opportunity with Levine Leichtman Capital Partners VI, L.P. ("LLCP VI"), or LLCP Lower Middle Market Fund III, L.P. ("LMM III Fund") which accumulates broken deal costs and our allocation in such co-investment opportunity has not been determined, we will be allocated 5% of the broken deal costs with respect to a co-investment with LLCP VI, or 10% of the broken deal costs with respect to a co-investment with the LMM III Fund, subject to annual review by the Sub-Manager. We may similarly act as a dedicated co-investor for other private acquisition funds advised by affiliates of the Sub-Manager that are formed in the future, with our allocation percentage being determined at or prior to the time we begin pursuing co-investment opportunities with such vehicles and subject to annual review by the Sub-Manager. Additionally, on a quarterly basis, the Sub-Manager will identify third party broken deal costs for opportunities that were not presented to the Manager for prior approval but which are determined in the Sub-Manager's reasonable judgment and in a manner consistent with the Sub-Manager's fiduciary obligations to have qualified as a potential investment opportunity for us on a direct or co-investment basis (such opportunity, a "lookback broken deal"). Subject to approval by the Manager, we will reimburse the Sub-Manager for our allocable portion of third party broken deal expenses incurred in connection with a lookback broken deal. In the case of a lookback broken deal identified as an opportunity on a co-investment basis with LLCP VI, or LMM III Fund, our allocable portion of such third party broken deal expenses will be 5%, or 10%, respectively. Unless our board of directors approves otherwise, in no event will our portion of the aggregate lookback broken deal expenses exceed $75,000 on a calendar year basis.

The Manager and its respective affiliates may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

We pay certain amounts to the Managing Dealer and participating broker-dealers in connection with the distribution of certain classes of shares for the ongoing marketing, sale and distribution of such shares, including an ongoing distribution and shareholder servicing fee. The ongoing distribution and shareholder servicing fee for these classes of shares will terminate for all shareholders upon a liquidity event. As such, the Manager may have an incentive to delay a liquidity event or making such recommendation to our board of directors if such amounts receivable by the Managing Dealer have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders.

Our access to confidential information may restrict our ability to take action with respect to our businesses, which, in turn, may negatively affect our results of operations.

We, directly or through the Manager or the Sub-Manager, may obtain confidential information about our businesses. If we possess confidential information about such businesses, there may be restrictions on our ability to make, dispose of, increase the amount of, or otherwise take action with respect to, those businesses. The impact of these restrictions on our ability to take action with respect to such businesses could have an adverse effect on our results of operations.

We may be obligated to pay the Manager and the Sub-Manager incentive fees even if there is a decline in the value of our assets for that calendar year and even if our earned interest income is not payable in cash.

The Management Agreement and the Sub-Management Agreement entitle the Manager and the Sub-Manager to receive an incentive fee based on the total return of each class of our shares regardless of any capital losses. In such case, we may be required to pay the Manager and the Sub-Manager an incentive fee for a calendar year even if there is a decline in the value of our assets for that calendar year or if our net asset value is less than the purchase price of an investor's shares.

Any incentive fee payable by us that relates to the total return of each class of our shares may be computed and paid on income that may include interest that has been accrued but not yet received or interest in the form of securities received rather than cash ("payment-in-kind" or "PIK" income) or based on unrealized gains. If one of our businesses defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. The Manager and the Sub-Manager are not obligated to reimburse us for any part of the incentive fee they received that was based on accrued interest income that we never received as a result of a subsequent default or an unrealized gain. Although we do not expect our debt assets to include a PIK feature, to the extent we do so, PIK income will be included in the total return of each class of our shares used to calculate the incentive fee to the Manager and the Sub-Manager even though we do not receive the income in the form of cash.

The Manager's and the Sub-Manager's liability is limited under the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, as applicable, and we are required to indemnify the Manager and the Sub-Manager against certain liabilities, which may lead them to act in a riskier manner on our behalf than it would when acting for their own account.

The Manager and the Sub-Manager have not assumed any responsibility to us other than to render the services described in the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, as applicable. Pursuant to the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, as applicable, the Manager, the Sub-Manager and their respective officers, managers, partners, members, agents, employees, controlling persons, shareholders, and any other person or entity affiliated with the Manager and the Sub-Manager will not be liable to us or any of our subsidiaries' members, stockholders or partners in connection with the performance of any duties or obligations under the Management Agreement, the Sub-Management Agreement, the Administrative Services Agreement and the Sub-Administration Agreement, absent negligence or misconduct in the performance of the Manager's or the Sub-Manager's duties, as applicable. We have also agreed to indemnify, defend and protect the Manager, the Sub-Manager and their respective officers, managers, partners, members, agents, employees, controlling persons and any other person or entity affiliated with the Manager and the Sub-Manager with respect to all damages, liabilities, costs and expenses incurred in or by reason of any pending, threatened or completed, action suit investigation or other proceeding resulting from acts of the Manager and the Sub-Manager not arising out of negligence or misconduct in the performance of the Manager's or the Sub-Manager's duties, as applicable, under such agreements. These protections may lead the Manager and the Sub-Manager to act in a riskier manner when acting on our behalf than it would when acting for their own account.

Each of the Manager and the Sub-Manager can resign on 120 days notice and, pursuant to the Sub-Management Agreement, the Manager and the Sub-Manager have agreed to resign if the other is terminated for anything other than cause and we may not be able to find suitable replacement(s) within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Manager has the right, under the Management Agreement, to resign at any time on 120 days written notice, whether we have found a replacement or not. If the Manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days, or at all, in which case our operations are likely to experience a disruption and our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected. In addition, the coordination of our internal management, business activities and supervision of our businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

The Sub-Manager also has the right, under the Sub-Management Agreement, to resign at any time on 120 days written notice, whether the Manager or the company has found a replacement or not. If the Sub-Manager resigns, the Manager and the company may not be able to contract with a new sub-manager. The Sub-Management Agreement provides that, in the event the Manager or the Sub-Manager is terminated or not renewed as a manager or sub-manager, other than for cause, the other will also terminate its Management Agreement or Sub-Management Agreement, as applicable. In such case, our operations are likely to experience a disruption and our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected.

Risks Related to Our Business

A business strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to acquire controlling interests in privately held, middle-market U.S. businesses which by their nature pose certain incremental risks as compared to public companies including that they:

- have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

- may have limited financial resources and may be unable to meet their obligations under their debt securities that we may hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our acquisition;

- may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

- are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our privately held company and, in turn, on us; and

- generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Manager's and the Sub-Manager's management may, in the ordinary course of business, be named as defendants in litigation arising from our ownership of these companies.

In addition, interests in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these assets, we are required to carry these assets at fair value as determined by our board of directors. As a result, if we are required to liquidate all or a portion of our assets quickly, we may realize significantly less than the value at which we had previously recorded these assets. We may also face other restrictions on our ability to liquidate our ownership of a business to the extent that we, the Manager, the Sub-Manager or any of their respective affiliates have material nonpublic information regarding such business or where the sale would be an impermissible joint transaction. The reduced liquidity of these assets may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of the Manager and the Sub-Manager to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from these business opportunities. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed business decision, and we may lose money on our assets.

We face risks with respect to the evaluation and management of future acquisitions.

A significant component of our business strategy is to acquire controlling equity interests in businesses. We intend to focus on middle-market U.S. businesses in various industries. Generally, because such businesses are held privately, we may experience difficulty in evaluating potential target businesses as the information concerning these businesses is not publicly available. Therefore, our estimates and assumptions used to evaluate the operations, management and market risks with respect to potential target businesses may be subject to various risks. Further, the time and costs associated with identifying and evaluating potential target businesses and their industries may cause a substantial drain on our resources and may divert our management team's attention away from operations for significant periods of time. In addition, we may incur substantial broken deal costs in connection with acquisition opportunities that are not consummated.

In addition, we may have difficulty effectively managing the businesses we acquire. The management or improvement of businesses we acquire may be hindered by a number of factors including limitations in the standards, controls, procedures and policies of such acquisitions. Further, the management of an acquired business may involve a substantial reorganization resulting in the loss of employees and customers or the disruption of our ongoing businesses. Some of the businesses we acquire may have significant exposure to certain key customers, the loss of which could negatively impact our financial condition, business and results of operations. We may experience greater than expected costs or difficulties relating to such acquisition, in which case, we might not achieve the anticipated returns from any particular acquisition, which may have a material adverse effect on our financial condition, business and results of operations.

In addition, certain members of the management teams of our businesses have, and may have in the future, the opportunity to participate in equity incentive programs which are expected to be based on the satisfaction of certain performance criteria and metrics and may include receipt of options. Although we believe such awards are important incentives for the management teams of our businesses, such awards could decrease our percentage ownership in a business to the extent such award vests and is exercised in the future.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to finance future acquisitions of businesses and expand our operations will be adversely affected.

The net proceeds from the sale of our shares in the Follow-On Public Offering will be used to finance the acquisition of businesses, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as management fees, incentive fees, other fees and distributions. Any working capital reserves we maintain may not be sufficient for business purposes, and we may require additional debt financing or equity capital to operate. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to fund the acquisition of businesses and to expand our operations will be adversely affected. As a result, we would be less able to execute our business strategy, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We may face increasing competition for acquisition opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for acquisitions with strategic buyers, private equity funds and diversified holding companies. Additionally, we may compete for loans with traditional financial services companies such as commercial banks. Certain competitors are substantially larger and have greater financial, technical and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us, and others may have higher risk tolerances or different risk assessments. These characteristics could allow our competitors to consider a wider variety of acquisition opportunities, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose acquisition opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable risk-adjusted returns on our businesses or may bear risk of loss, which may have a material adverse effect on our business, financial condition and results of operations. In addition, if we lose an acquisition opportunity, we may still incur broken deal costs related to the review of an opportunity that is not consummated, which could be substantial.

We rely on receipts from our businesses to make distributions to our shareholders.

We are dependent upon the ability of our businesses to generate earnings and cash flow and distribute them to us in the form of interest and principal payments of indebtedness and, from time to time, distributions on equity to enable us, first, to satisfy our financial obligations and, second to make distributions to our shareholders. This ability may be subject to limitations under laws of the jurisdictions in which they are incorporated or organized. As a consequence of these various restrictions, we may be unable to generate sufficient receipts from our businesses, and therefore, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.

We do not intend to own 100% of our businesses. While we receive cash payments from our businesses which are in the form of interest payments, debt repayment and distributions, if any distributions were to be paid by our businesses, they would be shared *pro rata* with the minority shareholders of our businesses and the amounts of distributions made to minority shareholders would not be available to us for any purpose, including debt service or distributions to our shareholders. Any proceeds from the sale of a business will be allocated among us and the non-controlling shareholders of the business that is sold.

We anticipate acquiring controlling interests in a limited number of businesses and these businesses may be subject to unplanned business interruptions.

We anticipate acquiring controlling interests in a limited number of companies. As a result, the performance of our business may be substantially adversely affected by the unfavorable performance of even a single business. Further, operational interruptions and unplanned events at one or more production facilities of these businesses, such as explosions, fires, inclement weather, natural disasters, pandemics, accidents, transportation interruptions and supply could cause substantial losses in our production capacity. Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own operations due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Such interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business. To the extent these losses are not covered by insurance, our financial position, results of operations and cash flows may be adversely affected by such events.

The outbreak of highly infectious or contagious diseases, including the ongoing pandemic of the novel coronavirus ("COVID-19") or its variants and other future pandemics, could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows.

Outbreaks of pandemic or contagious diseases, including the ongoing pandemic of COVID-19 or its variants and other future pandemics, could materially and adversely affect our business, our operating businesses, our financial condition, results of operations and cash flows. The Manager and the Sub-Manager have not been prevented and do not expect to be prevented from conducting business activities as a result of the COVID-19 pandemic. However, our portfolio companies could be prevented from conducting business activities in the future as a result of, among other things, any quarantines, work and travel restrictions, supply chain disruptions and labor shortages in response to the new variants of COVID-19 or other future pandemics. Since certain aspects of the services provided by our businesses involve face to face interaction, any quarantines and work and travel restrictions in response to COVID-19 or other future pandemics may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility, loss in business for such retail store, or our businesses' inability to obtain raw materials and to ship products in a timely and cost-effective manner due to COVID-19 or other future pandemics could have an adverse impact on production schedules and product sales. As of December 31, 2022, all of the facilities were open and safety procedures have been implemented across our portfolio companies; however, there is a continued risk of temporary business interruptions resulting from employees contracting COVID-19 or from the reinstitution of business closures or work and travel restrictions in response to COVID-19 or other future pandemics or outbreaks. Further, if the U.S. and global economy slow down or consumer behavior shifts due to the COVID-19 pandemic or other future pandemics (including the continued threat or perceived threat of such pandemic), the demand for the products or services offered by our operating businesses may be reduced. Nevertheless, COVID-19 or other future pandemics could present material uncertainty and risk with respect to our business, our operating businesses, our financial condition, results of operations and cash flows.

In certain circumstances, certain business analyses and decisions by the Manager and the Sub-Manager may be required to be undertaken on an expedited basis.

While we generally will not seek to make an acquisition until the Sub-Manager has conducted sufficient due diligence to make a determination whether to pursue an acquisition opportunity, in such cases, the information available to the Manager and the Sub-Manager at the time of making an acquisition decision may be limited. In certain circumstances, the business analyses and decisions by the Manager and the Sub-Manager may be required to be undertaken on an expedited basis to take advantage of acquisition opportunities. Therefore, no assurance can be given that the Manager and the Sub-Manager will have knowledge of all circumstances that may adversely affect such decision. In addition, the Manager and the Sub-Manager expect often to rely upon independent consultants in connection with its evaluation of proposed acquisitions. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants' actions.

Our success is dependent on general economic, political and market conditions.

Our portfolio companies and the success of our investment activities in particular are affected by global and national economic, political and market conditions generally and also by the local economic conditions where our portfolio companies are located and operate. These factors may affect the businesses our portfolio companies operate, which could impair the profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect our investment opportunities and the value of our investments.

Based on expected moderate, but improved, future economic growth, and historically low levels of interest rates, the valuations and pricing of durable/high-quality private companies continued to increase in the last couple years. Nevertheless, the ongoing competition for high quality private companies may reduce anticipated returns in the future. Furthermore, economic growth remains affected by inflationary pressure, rising interest rates, recessionary concerns and supply chain related disruptions and could be slowed or halted by significant external events. For example, in response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2022 and have indicated likely further interest rate increases. A negative shock to the economy could result in reduced valuations and multiples for the acquisitions. There can be no assurance that our investments will not be adversely affected by a severe slowing of the economy or renewed recession. Fluctuations in interest rates, inflationary pressure, supply chain issues, changes in labor and material costs, and limited availability of capital and other economic conditions beyond our control could negatively affect our portfolio and decrease the value of our investments.

Any of the following events could result in substantial impact to our portfolio companies and to the value of our investments in these portfolio companies:

- changes in global, national, regional or local economic, demographic or capital market conditions;

- a recession, slowdown or sustained downturn in the U.S. market, and to a lesser extent, the global economy (or any particular segment thereof);

- overall weakening of, or disruptions in, the financial markets;

- perceived or actual economic distress or failures of financial institutions;

- future adverse acquisitions trends, including increasing multiplies and pricing of private companies, declining yield on investments;

- future adverse valuation trends, including the compression of the multiples used for valuations;

- changes in supply of or demand for products/services offered by our portfolio companies;

- increased competition for businesses/portfolio companies targeted by our investment strategy;

- increases in interest rates and inflationary pressures on labor rates and input costs, which may impact the margins of our portfolio companies;

- any supply chain related disruptions exacerbated by the ongoing COVID-19 or other future pandemics and changes in labor and material costs which may have a pronounced impact on the profitability of our portfolio companies;

- geopolitical challenges and uncertainties (including wars and other forms of conflict, terrorist acts and security operations), such as the escalating conflict between Russia, Belarus and Ukraine and the severe economic sanctions and export controls imposed by the U.S. and other governments against Russia, Belarus and Russian and Belarusian interests; and

- changes in government rules, regulations and fiscal policies, including increases in taxes, changes in zoning laws and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our performance and our ability to meet our obligations and make distributions to stockholders.

We will be exposed to risks associated with changes to overall pricing and valuation multiples of durable and high-quality private companies.

Based on expected moderate, but improved, future economic growth, and historically low levels of interest rates, the valuations and pricing of durable and high-quality private companies continued to increase in the last couple years. Furthermore, the ongoing competition for high quality private companies and resulting upward pressure on pricing may increase the acquisition cost of our assets and, as a result, could reduce anticipated returns in the future. Furthermore, economic growth remains affected by inflationary pressure and supply chain related disruptions and could be slowed or halted by significant external events. A negative shock to the economy could result in reduced valuations and multiples for our existing businesses. There can be no assurance that our businesses will not be adversely affected by a severe slowing of the economy or renewed recession. Fluctuations in interest rates, inflationary pressure, supply chain issues and limited availability of capital and other economic conditions beyond our control could negatively affect our portfolio and decrease the value of our assets.

Financial results of certain of our businesses may be affected by the operating results of and actions taken by their franchisees.

Certain of our businesses may receive a substantial portion of their revenues in the form of royalties, which are generally based on a percentage of gross sales from franchisees. Accordingly, financial results of such businesses are to a large extent dependent upon the operational and financial success of their franchisees. If sales trends or economic conditions deteriorate for franchisees, their financial results may also deteriorate and the royalties paid to such businesses may decline and the accounts receivable and related allowance for doubtful accounts may increase. In addition, if the franchisees fail to renew their franchise agreements, royalty revenues of these businesses may decrease which in turn may materially and adversely affect business and operating results of these businesses. For example, Lawn Doctor, Inc. ("Lawn Doctor") one of our initial businesses, relies primarily on broker referrals for new franchise development and has two main broker relationships that are key to driving new franchisee growth, in addition to its corporate employees generating opportunities. Any disputes with brokers could negatively affect Lawn Doctor's ability to attract new franchisees and adversely affect its business and operating results.

Additionally, although franchisees are contractually obligated to operate their businesses in accordance with the operations, safety, and health standards set forth in agreements between our businesses and their franchisees, such franchisees are independent third parties whom we or our businesses do not control. The franchisees own, operate, and oversee the daily operations of their business and have sole control over all employee and other workforce decisions. As a result, the ultimate success and quality of any franchisee's business rests with the franchisee. If franchisees do not successfully operate their business in a manner consistent with required standards, royalty income paid to our businesses may be adversely affected and brand image and reputation could be harmed, which in turn could materially and adversely affect business and operating results of our businesses.

For certain of our businesses, a limited number of customers may account for a large portion of their net sales, so that if one or more of the major customers were to experience difficulties in fulfilling their obligations to such businesses, cease doing business with such businesses, significantly reduce the amount of their purchases from such businesses or return substantial amounts of such businesses' products, it could have a material adverse effect on our business, financial condition and results of operations.

For certain of our businesses, a limited number of customers may account for a large portion of their gross sales, so that if one or more of the major customers of such businesses were to experience difficulties in fulfilling their obligations to such businesses, cease doing business with such businesses, significantly reduce the amount of their purchases from such businesses or return substantial amounts of such businesses' products, it could have a material adverse effect on our business, financial condition and results of operations. Except for outstanding purchase orders for specific products, certain of our businesses may not have written contracts with or commitments from any of their customers and pursuant to the terms of certain of their vendor agreements, even some purchase orders may be cancelled without penalty until delivery. A substantial reduction in or termination of orders from any of their largest customers could adversely affect their business, financial condition and results of operations. In addition, pressure by large customers seeking price reductions, financial incentives, and changes in other terms of sale or for these businesses to bear the risks and the cost of carrying inventory could also adversely affect business, financial condition and results of operations of our businesses. In addition, the bankruptcy or other lack of success of one or more of the significant customers could negatively impact such businesses' revenues and bad debt expense.

Some of our businesses are or may be dependent upon the financial and operating conditions of their customers and clients. If the demand for their customers' and clients' products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

The success of our businesses' customers' and clients' products and services in the market and the strength of the markets in which these customers and clients operate affect our businesses. Our businesses' customers and clients are subject to their own business cycles, thus posing risks to these businesses that are beyond our control. These cycles are unpredictable in commencement, severity and duration. Due to the uncertainty in the markets served by most of our businesses' customers and clients, our businesses cannot accurately predict the continued demand for their customers' and clients' products and services and the demands of their customers and clients for their products and services. As a result of this uncertainty, past operating results, earnings and cash flows may not be indicative of our future operating results, earnings and cash flows. If the demand for their customers' and clients' products and services declines, demand for their products and services will be similarly affected and could have a material adverse effect on their financial condition, business and results of operations.

Certain of our businesses compete in highly competitive markets which are subject to the risk of market disruption including from the development and advancement of new technologies and there can be no assurance that our businesses will be able to compete successfully. For example, Healthcare Safety Holdings' ("HSH") business competes in the highly competitive medical supply market. HSH's daily use insulin pen needles, syringes and complementary offerings for the diabetes care markets compete with other needle-syringes manufacturers and other alternative drug delivery systems. The lack of product differentiation among manufacturers of traditional needles and syringes may subject HSH to downward product pricing pressures in the market. Other companies may develop new products that compete directly or indirectly with HSH's products. A variety of new technologies, including other delivery methods such as microneedles on dissolvable patches and transdermal patches are being marketed as alternatives to injection for drug delivery. HSH's narrow focus as a manufacturer of traditional needles and syringes products increases the risk that HSH loses market share to competing products and alternative drug delivery systems. While we currently do not believe such technologies have significantly affected the use of injection for drug delivery to date, there can be no assurance that they will not do so in the future or have an adverse impact on the value of HSH.

Some of our businesses are and may be subject to a variety of federal, state and foreign laws and regulations concerning employment, health, safety and products liability. Failure to comply with governmental laws and regulations could subject them to, among other things, potential financial liability, penalties and legal expenses which could have a material adverse effect on our financial condition, business and results of operations.

Some of our businesses are and may be subject to various federal, state and foreign government employment, health, safety and products liability regulations. Compliance with these laws and regulations, which may be more stringent in some jurisdictions, is a major consideration for our businesses. Government regulators generally have considerable discretion to change or increase regulation of our operations, or implement additional laws or regulations that could materially adversely affect our businesses. For example, as a manufacturer and seller of pen needle and syringes, one of our portfolio companies, HSH, is subject to significant regulatory oversight from governmental authorities such as the Food and Drug Administration as well as inherent products liability risk in the event of a product failure or a personal injury caused by HSH's products. Noncompliance with applicable regulations and requirements could subject our businesses to investigations, sanctions, product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. Suffering any of these consequences could materially adversely affect our financial condition, business and results of operations. In addition, responding to any action may result in a diversion of the Manager's, the Sub-Manager's and our executive officers' attention and resources from our operations.

Some of our businesses are and may be subject to federal, state and foreign environmental laws and regulations that expose them to potential financial liability. Complying with applicable environmental laws requires significant resources, and if our businesses fail to comply, they could be subject to substantial liability.

Some of the facilities and operations of our businesses are and may be subject to a variety of federal, state and foreign environmental laws and regulations including laws and regulations pertaining to the handling, storage and transportation of raw materials, products and wastes, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations currently in place and in the future. Compliance with current and future environmental laws is a major consideration for certain of our businesses as any material violations of these laws can lead to substantial liability, revocations of discharge permits, fines or penalties. Because some of our businesses may use hazardous materials in their operations, they may be subject to potential financial liability for costs associated with the investigation and remediation of their own sites if such sites become contaminated. Even if they fully comply with applicable environmental laws and are not directly at fault for the contamination, such businesses may still be liable.

The identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities, higher than anticipated levels of operating expenses and capital investment or, depending on the severity of the impact of the foregoing factors, costly plant relocation, all of which could have a material adverse effect on our financial condition, business and results of operations.

Some of our businesses are subject to certain risks associated with business they conduct in foreign jurisdictions.

Some of our businesses conduct business in foreign jurisdictions. Certain risks are inherent in conducting business in foreign jurisdictions, including:

- exposure to local economic conditions;

- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

- longer payment cycles for foreign customers;

- adverse currency exchange controls;

- exposure to risks associated with changes in foreign exchange rates;

- potential adverse changes in the political environment of the foreign jurisdictions or diplomatic relations of foreign countries with the United States;

- withholding taxes and restrictions on the withdrawal of foreign investments and earnings;

- export and import restrictions;

- labor relations in the foreign jurisdictions;

- difficulties in enforcing intellectual property rights; and

- required compliance with a variety of foreign laws and regulations.

Some of the businesses we acquire may rely on their intellectual property and licenses to use others' intellectual property, for competitive advantage. If they are unable to protect their intellectual property, are unable to obtain or retain licenses to use others' intellectual property, or if they infringe upon or are alleged to have infringed upon others' intellectual property, it could have a material adverse effect on their financial condition, business and results of operations.

Each business' success depends in part on their, or licenses to use others' brand names, proprietary technology and manufacturing techniques. Such businesses may rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties from using their intellectual property and other proprietary information without their authorization or independently developing intellectual property and other proprietary information that is similar. In addition, the laws of foreign countries may not protect the intellectual property rights of these companies effectively or to the same extent as the laws of the United States.

Stopping unauthorized use of their proprietary information and intellectual property, and defending against claims that they have made unauthorized use of others' proprietary information or intellectual property, may be difficult, time-consuming and costly. The use of their intellectual property and other proprietary information by others, and the use by others of their intellectual property and proprietary information, could reduce or eliminate any competitive advantage they have developed, cause them to lose sales or otherwise harm their business.

Some of the businesses we acquire may become involved in legal proceedings and claims in the future either to protect their intellectual property or to defend allegations that they have infringed upon others' intellectual property rights. These claims and any resulting litigation could subject them to significant liability for damages and invalidate their property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management's time and attention. The costs associated with any of these actions could be substantial and could have a material adverse effect on their financial condition, business and results of operations.

Some of the businesses we acquire may be subject to certain risks associated with the movement of businesses offshore.

Some of the businesses we acquire may be potentially at risk of losing business to competitors operating in lower cost countries. An additional risk is the movement offshore of some customers of these businesses we control, leading them to procure products or services from more closely located companies. Either of these factors could negatively impact our financial condition, business and results of operations.

Defaults by our businesses will harm our operating results.

A business's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such business's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting business. Further, there may not be any prepayment penalty for our borrowers who prepay their loans. If borrowers choose to prepay their loans, we may not receive the full amount of interest payments otherwise to be received by us.

Our businesses may incur debt that ranks equally with, or senior to, our debt in such businesses.

Our businesses may have, or may be permitted to incur, other debt that ranks equally with, or senior to, our debt in such businesses. By their terms, such debt may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to our debt in such business. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of our business, holders of debt instruments ranking senior to our debt in that business would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such business may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with our debt in the business, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant business.

We may not have the funds or ability to make additional capital contributions or loans to our businesses.

After our initial acquisition of an equity stake in a business or loans to such business, we may be called upon from time to time to provide additional funds to such business or have the opportunity to increase our capital contributions. There is no assurance that we will make, or will have sufficient funds to make, follow-on contributions. Even if we do have sufficient capital to make a desired follow-on contribution, we may elect not to make a follow-on contribution because we may not want to increase our level of risk or we prefer other opportunities. Our ability to make follow-on contributions may also be limited by the Manager's and the Sub-Manager's allocation policies. Any decisions not to make a follow-on contribution or any inability on our part to make such a contribution may have a negative impact on such business, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce our expected return with respect to the business.

The debt positions we will typically acquire in connection with our acquisition of controlling equity interests in businesses may be risky, and we could lose all or part of our assets.

When we acquire a controlling equity interest in a business, we also will typically acquire a debt position in such business, which may be in the form of senior or subordinated securities.

When we acquire senior debt, we will generally seek to take a security interest in the available assets of a business, including equity interests in any of its subsidiaries. There is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the business to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in such business's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan's terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Our acquisitions of subordinated debt will generally be subordinated to senior debt and will generally be unsecured, which may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These acquisitions may involve additional risks that could adversely affect our returns as compared to our acquisition of senior debt. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. We will not receive any principal repayments prior to the maturity of most of our subordinated debt, which may be of greater risk than amortizing loans.

We may acquire debt and minority interests in businesses and, if we do so, we may not be in a position to control such businesses, and their respective management team may make decisions that could decrease the value of our assets.

We anticipate that most of our net assets will be used for acquisitions which will involve controlling equity interests in businesses, but we may acquire only debt and/or minority interests in certain businesses. If we do so, we will be subject to risk that such businesses may make business decisions with which we disagree, and the management of such businesses may take risks or otherwise act in ways that do not serve our best interests. As a result, such businesses may make decisions that could decrease the value of our assets. In addition, we will generally not be in a position to control any business by acquiring its debt securities.

We may also participate in co-investment opportunities with affiliates of the Sub-Manager or with other third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in businesses in conjunction with participation by one or more parties in such opportunity. As participants in such co-investment opportunities, we may have economic or other business interests or objectives that are inconsistent with those of our third-party partners or co-venturers. We may not have a right to participate in the operation, management, direction or control of such businesses, and our ability to redeem or sell all or a portion of our investment may be subject to significant restrictions. Furthermore, such co-investment opportunities may involve risks not present in acquisitions where a third party is not involved, including the possibility that we may incur liabilities as the result of actions taken by the controlling party and that a third-party partner or co-venturer may have financial difficulties and may have different liquidity objectives.

The credit ratings of certain of our assets may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate certain debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our assets that are in rated instruments. In fact, most debt securities that we intend to acquire will not be rated by any rating agency and, if they were rated, they would most likely be rated as below investment grade quality. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower's capacity to pay interest and repay principal.

Subordinated liens on collateral securing debt that we may acquire in businesses may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt that we will acquire in businesses may be secured on a second priority basis by the same collateral securing senior debt of such businesses. The first priority liens on the collateral will secure the business's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such business under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the business's remaining assets, if any.

We may also acquire unsecured debt in businesses, meaning that such acquisitions will not benefit from any interest in collateral of such businesses. Liens on any such business's collateral, if any, will secure such business's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by such business under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the business's remaining assets, if any.

The rights we may have with respect to the collateral securing the debt we acquire in businesses with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

There may be circumstances where the loans we make to businesses could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we intend to generally structure certain of our acquisitions as secured debt, if one of our businesses were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to such company or a representative of us or the Manager and the Sub-Manager sat on the board of directors of such company, a bankruptcy court might re-characterize our debt in a business and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or members. Because of the nature of our assets in businesses, we may be subject to allegations of lender liability.

Certain of our assets may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our assets could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such assets were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on the debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, assets involving restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court's discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

We may acquire various structured financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce the cash available to service our debt or for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to service our debt or pay distributions to our shareholders.

The downgrade of the U.S. credit rating could negatively impact our business, financial condition and results of operations.

U.S. debt ceiling and budget deficit concerns continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any downgrades to the U.S. government's sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. These developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations. Further, if key economic indicators, such as the unemployment rate or inflation, progress at a rate consistent with the Federal Reserve's objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our acquisitions, through borrowing from banks and other lenders an investor will experience increased risks of investing in our securities. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Manager and the Sub-Manager. Additionally, to the extent we use borrowings to finance a portion of the acquisition price of assets, we would make such acquisitions through corporate subsidiaries taxed at U.S. federal corporate tax rates, which may increase tax expenses.

The amount of leverage that we employ will depend on the Manager's and our board of directors' assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will be borne solely by our shareholders and will reduce cash available for distributions to our shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

The replacement of LIBOR with Secured Overnight Financing ("SOFR") or another alternative reference rate may adversely affect interest expense related to our borrowings.

In advance of the cessation of LIBOR on June 30, 2023, we entered into a new loan agreement (the "2022 Loan Agreement") and related promissory note with First Horizon Bank for a $50.0 million revolving line of credit (the "2022 Line of Credit") based on SOFR. SOFR is an index calculated by reference to short-term repurchase agreements backed by U.S. Treasury securities that was selected as a preferred replacement for U.S. dollar LIBOR by the U.S. Federal Reserve. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with U.S. dollar LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members.

The transition to SOFR may present challenges, including, but not limited to, the illiquidity of SOFR derivatives markets, which could make it difficult for financial institutions to offer SOFR-based debt products, the determination of the spread adjustment required to convert LIBOR to SOFR (and the related determination of a term structure with different maturities), and that such transition may require substantial negotiations with counterparties. There is no guarantee that a transition from U.S dollar LIBOR to SOFR or any other alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations and financial condition.

Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. As such, the future of SOFR at this time remains uncertain.

Future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In defending ourselves in these proceedings, we may incur significant expenses in legal fees and other related expenses, regardless of the outcome of such proceedings. Unfavorable outcomes or developments relating to these proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

We could be negatively impacted by cybersecurity attacks.

We, and our businesses, as well as the Manager and the Sub-Manager, may use a variety of information technology systems in the ordinary course of business, which are potentially vulnerable to unauthorized access, computer viruses and cyber attacks, including cyber attacks to our information technology infrastructure and attempts by others to gain access to our propriety or sensitive information, and ranging from individual attempts to advanced persistent threats. The risk of such a security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and will likely continue to increase in the future. The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cyber security incidents. The results of these incidents could include disrupted operations, misstated or unreliable financial data, theft of trade secrets or other intellectual property, liability for disclosure of confidential customer, supplier or employee information, increased costs arising from the implementation of additional security protective measures, regulatory enforcement litigation and reputational damage, which could materially adversely affect our financial condition, business and results of operations. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for the Manager's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Additionally, the cost of maintaining and improving such systems and processes, procedures and internal controls may increase from its current level. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer viruses, security breaches, human error, cyber-attacks, natural disasters and defects in design. Additionally, due to the size and nature of our company, we rely on third-party service providers for many aspects of our business. We can provide no assurance that the networks and systems that our third-party vendors have established or use will be effective. Even if we, our businesses, the Manager or the Sub-Manager are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including vendors, software creators, cybersecurity service providers, and other third parties with whom we, our businesses, the Manager or the Sub-Manager do business, may occur, and such events could disrupt our normal business operations and networks in the future.

We, and our businesses, are subject to a variety of federal, state and international laws and other obligations regarding data protection.

We, and our businesses, are subject to a variety of federal, state and international laws and other obligations regarding data protection. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with emerging and changing domestic and international requirements may cause us or our businesses to incur substantial costs or require us or one of our businesses to change its business practices. Any failure by us or one of our businesses to comply with its own privacy policy, applicable association rules, or with other federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us or one of our businesses by governmental entities or others. Additionally, given the data collection and distribution focus of our Auriemma U.S. Roundtables' ("Roundtables") business, any failure could have a material impact on the use of its services by its customers.

We may acquire interests in joint ventures, which creates additional risk because, among other things, we cannot exercise sole decision making power and our partners may have different economic interests than we have.

We may acquire interests in joint ventures with third parties. There are additional risks involved in joint venture transactions. As a co-investor in a joint venture, we may not be in a position to exercise sole decision-making authority relating to the joint venture or other entity. As a result, the operations of the joint venture may be subject to the risk that third parties may make business, financial or management decisions with which we do not agree or the management of the joint venture may take risks or otherwise act in a manner that does not serve our interests. Further, there may be a potential risk of impasse in some business decisions because we may not be in a position to exercise sole decision-making authority. In such situations, it is possible that we may not be able to exit the relationship because we may not have the funds necessary to complete a buy-out of the other partner or it may be difficult to locate a third-party purchaser for our interest. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. In addition, there is the potential of our joint venture partner becoming bankrupt and the possibility of diverging or inconsistent economic or business interests of us and our partner. These diverging interests could result in, among other things, exposing us to liabilities of the joint venture in excess of our proportionate share of these liabilities. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

A significant portion of our assets are recorded at fair value as determined in good faith by our board of directors, with assistance from the Manager and the Sub-Manager and, as a result, there will be uncertainty as to the value of our assets.

Our financial statements are prepared using the specialized accounting principles of Accounting Standards Codification Topic 946, Financial Services-Investment Companies, or ASC Topic 946, which requires us to carry our assets at fair value or, if fair value is not determinable based on transactions observable in the market, at fair value as determined by our board of directors. For most of our assets, market prices are not readily available. As a result, we value these assets monthly at fair value as determined in good faith by our board of directors based on input from the Manager, the Sub-Manager and the independent valuation firm.

Our board of directors is ultimately responsible for the determination, in good faith, of the fair value of our assets. The determination of fair value is subjective, and the Manager and the Sub-Manager have a conflict of interest in assisting our board of directors in making this determination. Our board of directors, including a majority of our independent directors and our audit committee, has adopted a valuation policy that provides for the methodologies to be used to estimate the fair value of our assets for purposes of our net asset value calculation. Our board of directors makes this determination on a monthly basis and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors' determination of the fair values of assets for which market prices are not readily available. The types of factors that may be considered in determining the fair values of our assets include available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the business's ability to make payments, its earnings and discounted cash flows, the markets in which the company does business, comparisons of financial ratios of peer business entities that are public, mergers and acquisitions comparables, the principal market and enterprise values, among other factors. Because such valuations, and particularly valuations of private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market prices existed for these assets. Our net asset value could be adversely affected if the determinations regarding the fair value of our assets were materially higher than the values that we ultimately realize upon the disposal of such assets.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including, but not limited to, our ability to consummate transactions, the terms of any transactions that we complete, variations in the earnings and/or distributions paid by the businesses we make capital contributions and loans to, variations in the interest rates on loans we make, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We may experience fluctuations in our operating expenses.

We could experience fluctuations in our operating expenses due to a number of factors, including, but not limited to, changes in inflation and the flow on effects on prices generally, the terms of any transactions that we complete, changes in operating conditions, changes to our operating environment, changes in the perception of risk associated with operating these assets. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We will be exposed to risks associated with changes in interest rates.

To the extent we borrow to finance our assets, we will be subject to financial market risks, including changes in interest rates. As of this Annual Report, interest rates in the U.S. remain near historic lows, which may increase our exposure to risks associated with rising interest rates. An anticipated increase in interest rates, however, would make it more expensive to use debt for our financing needs.

When we borrow, our net income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we employ those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net income. In periods of rising interest rates when we have floating-rate debt outstanding, our cost of funds may increase, which could reduce our net income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include borrowing at fixed rates or various interest rate hedging activities. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Tax

Shareholders may realize taxable income without cash distributions, and may have to use funds from other sources to fund tax liabilities.

Because we intend to continue to be taxed as a partnership for U.S. federal income tax purposes, shareholders may realize taxable income in excess of cash distributions by us. There can be no assurance that we will pay distributions at a specific rate or at all. As a result, shareholders may have to use funds from other sources to pay their tax liability.

In addition, the payment of the distribution and shareholder servicing fees over time with respect to the Class T and Class D shares will be paid from cash distributions that would otherwise be distributable to the shareholders of Class T and Class D shares. Accordingly, the Class T and Class D shareholders will receive a lower cash distribution than the Class FA, Class A, Class I and Class S shareholders as a result of economically bearing our obligation to pay such fees. Additionally, since the management and incentive fees for the Non-founder shares are higher than the management and incentive fees for the Class FA shares, the non-founder shareholders will receive a lower cash distribution than the Class FA shareholders as a result of economically bearing a greater proportionate share of our obligation to pay such fees. The payment of such fees will be specially allocated to the class of shares that are bearing these fees. Some shareholders will not be able to deduct these fees for tax purposes, which may result in shareholders' taxable income from the Company exceeding the amount of cash distributions made to such shareholders.

If we were to become taxable as a corporation for U.S. federal income tax purposes, we would be required to pay income tax at corporate rates on our net income and would reduce the amount of cash available for distributions to our shareholders. Such distributions, if any, by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits.

Under Section 7704 of the Code, unless certain exceptions apply, a publicly traded partnership is generally treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes. A partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. Applicable Treasury regulations (the "Section 7704 Regulations") provide guidance with respect to such classification standards, and create certain safe harbor standards which, if satisfied, generally preclude classification as a publicly traded partnership. Failure to satisfy a safe harbor provision under the Section 7704 Regulations will not cause an entity to be treated as a publicly traded partnership if, taking into account all facts and circumstances, the partners are not readily able to buy, sell or exchange their interests in a manner that is comparable, economically, to trading on an established securities market.

While it is expected that we will operate so that we will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in our circumstances, it is possible that we will not qualify to be taxable as a partnership for any particular year. Our shares will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Our LLC Agreement provides for certain restrictions on transferability and on our ability to repurchase shares intended to ensure that we qualify as a partnership for U.S. federal income tax purposes and that we are not taxable as a publicly traded partnership. Under our LLC Agreement, prior to a listing of our shares on a national securities exchange, no transfer (including any share repurchase) of an interest may be made if it would result in our being treated as a publicly traded partnership. In addition, we may, without the consent of any shareholder, amend our LLC Agreement in order to improve, upon advice of counsel, our position in avoiding such publicly traded partnership status (and we may impose time-delay and other restrictions on recognizing transfers (including any share repurchases) as necessary to do so).

If we were treated as a publicly traded partnership for U.S. federal income tax purposes, we would nonetheless remain taxable as a partnership if 90% or more of our income for each taxable year in which we were a publicly traded partnership consisted of "qualifying income" and we were not required to register under the Investment Company Act (the "qualifying income exception"). Qualifying income generally includes interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items. Although there is no direct authority regarding whether activities similar to those conducted by us could be treated as a financial business for this purpose, the Internal Revenue Service, or the IRS, has issued private letter rulings to the effect that interest income on loans not made to customers in connection with a banking or other financing business is qualifying income for purposes of the publicly traded partnership rules. These private letter rulings are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings and address only the specific facts presented by the requesting taxpayer; however, such authority nonetheless provides valuable indications of the IRS's views on specific issues. In addition, to the extent that we invest in levered loans through "controlled foreign corporations" (each, a "CFC"), we intend to currently distribute any Subpart F inclusions and treat such Subpart F inclusions as qualifying income for purposes of the qualifying income exception. Since our gross income will largely consist of dividend and interest income from our subsidiaries and other portfolio companies, we expect to satisfy the qualifying income exception. However, no assurance can be given that the actual results of our operations for any taxable year will satisfy the qualifying income exception.

If, for any reason, we become taxable as a corporation for U.S. federal income tax purposes, our items of income and deduction would not pass through to our shareholders and our shareholders would be treated for U.S. federal income tax purposes as shareholders in a corporation. We would be required to pay income tax at corporate rates on our net income. Distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits, and the payment of these distributions would not be deductible by us. Our failure to qualify as a partnership for U.S. federal income tax purposes could have a material adverse effect on us, our shareholders and the value of the shares.

The IRS could adjust or reallocate items of income, gain, deduction, loss and credit with respect to the shares if the IRS does not accept the assumptions or conventions utilized by us.

Although we are not a publicly traded partnership, given the large number of investors we anticipate will invest in us, we expect to apply conventions relevant to publicly traded partnerships. U.S. federal income tax rules applicable to partnerships are complex and their application is not always clear. We apply certain assumptions and conventions intended to comply with the intent of the rules and report income, gain, deduction, loss and credit to shareholders in a manner that reflects each shareholder's economic gains and losses, but these assumptions and conventions may not comply with all aspects of the applicable rules. It is possible therefore that the IRS will successfully assert that these assumptions or conventions do not satisfy the technical requirements of the Code or the Treasury regulations promulgated thereunder and will require that items of income, gain, deduction, loss and credit be adjusted or reallocated in a manner that could be adverse to shareholders.

Changes in tax laws and regulations may have a materially adverse effect on our business, financial condition and result of operations and have a negative impact on our shareholders.

The present U.S. federal income tax treatment of an investment in our shares may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. No assurance can be given as to whether, when, or in what form, the U.S. federal and state income tax laws applicable to us and our shareholders may be enacted. Prospective investors should consult their tax advisors regarding the potential changes in tax laws.

Interest deductions on loans made to our subsidiaries and other portfolio companies may be limited, which could result in adverse tax consequences.

Our debt investments in our subsidiaries and other portfolio companies are intended to be treated as indebtedness for U.S. federal income tax purposes. If the IRS successfully recharacterized any of such debt investments as equity for U.S. federal income tax purposes, payments of interest with respect to such debt investment may be recharacterized as a dividend and would not be deductible by our subsidiary in computing its taxable income, resulting in the subsidiary potentially being subject to additional U.S. federal income tax. Even to the extent the debt investments are respected as indebtedness for U.S. federal income tax purposes, the deduction for interest payments by each of our subsidiaries with respect to such debt investments for any taxable year is generally limited to the sum of (i) such subsidiary's business interest income and (ii) 30% of the subsidiary's "adjusted taxable income", unless the subsidiary is an electing real property trade or business. To the extent interest deductions by our subsidiaries are limited, it could increase the U.S. federal income tax liability of our subsidiaries, reducing the amount of cash available for distribution to us, and, as a result, to our shareholders.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

We do not own any real estate or other physical properties materially important to our operation. We believe that the office facilities of the Manager and Sub-Manager are suitable and adequate for our business as it is contemplated to be conducted.

Item 3.   Legal Proceedings

From time to time, we may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our businesses. In addition, our business and the businesses of the Manager, the Sub-Manager and the Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

As of December 31, 2022, we were not involved in any legal proceedings. Additionally, there is no action, suit or proceeding pending before any court, or, to our knowledge, threatened by any regulatory agency or other third party, against the Manager, the Sub-Manager or the Managing Dealer that would have a material adverse effect on us.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

There is no established public trading market for our common shares, therefore, there is a risk that a shareholder may not be able to sell our shares at a time or price acceptable to the shareholder, or at all. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

For the period from January 1, 2021 through December 31, 2022, we sold shares on a continuous basis at the following prices through the Initial Public Offering and Follow-On Public Offering:

Effective Date [1]	Public Offering Price per Share				Effective Date [1]	Public Offering Price per Share			
	Class A	Class T	Class D	Class I		Class A	Class T	Class D	Class I
1/27/2021	$ 31.43	$ 30.10	$ 28.24	$ 29.06	1/28/2022	$ 33.64	$ 32.19	$ 30.35	$ 31.18
2/25/2021	32.01	30.64	28.75	29.60	2/25/2022	33.98	32.48	30.65	31.50
3/22/2021	32.40	31.00	29.11	29.97	3/24/2022	33.97	32.44	30.62	31.49
4/27/2021	32.66	31.22	29.33	30.21	4/27/2022	34.22	32.84	30.97	31.73
5/27/2021	33.18	31.72	29.80	30.70	5/25/2022	34.14	32.76	30.88	31.68
6/22/2021	33.55	32.05	30.13	31.06	6/22/2022	34.26	32.82	30.95	31.79
7/27/2021	33.79	32.26	30.35	31.28	7/28/2022	34.38	33.04	31.15	31.89
8/26/2021	33.96	32.39	30.49	31.44	8/26/2022	34.39	33.04	31.15	31.93
9/22/2021	33.55	31.98	30.11	31.07	9/22/2022	34.60	33.18	31.27	32.13
10/27/2021	33.66	32.18	30.27	31.18	10/27/2022	34.89	33.52	31.59	32.35
11/26/2021	33.75	32.16	30.30	31.27	11/25/2022	34.89	33.52	31.59	32.35
12/22/2021	33.83	32.20	30.34	31.34	12/20/2022	35.08	33.71	31.77	32.59

FOOTNOTE:

(1)   Subscriptions are held in escrow until accepted by us.

Unregistered Sales of Equity Securities

None.

Repurchase of Shares and Issuer Purchases of Equity Securities

In March 2019, our board of directors approved and adopted a share repurchase program, as further amended and restated in January 2020, June 2021 and February 2023 (the "Share Repurchase Program"). The total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares will be limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company's trailing four quarters). Notwithstanding the foregoing, at the sole discretion of our board of directors, we may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares. Our board of directors, in its sole discretion, may amend or suspend the Share Repurchase Program or waive any of its specific conditions to the extent it is in our best interest, including to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

During the quarter ended December 31, 2022, we repurchased the following shares (in thousands except per share data):

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Value of Shares That May Yet Be Purchased Under the Plan[1]
October 1, 2022 to October 31, 2022	—	$ —	—	$ 2,036
November 1, 2022 to November 30, 2022	—	—	—	2,036
December 1, 2022 to December 31, 2022	72	32.93	72	—

FOOTNOTE:

(1) During the quarter ended December 31, 2022, we received requests for the repurchase of approximately $2.4 million of our common shares, which exceeded the maximum value of shares that could be repurchased under our Share Repurchase Program by approximately $0.4 million. Our board of directors approved the excess repurchase requests.

Holders

As of December 31, 2022, we had the following number of record holders of our common shares:

Share Class	Number of Shareholders
FA	744
A	1,331
T	1,181
D	894
I	3,377
S	716

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Performance Graph

Not applicable.

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

During the year ended December 31, 2022, approximately 59,000 Class T shares were converted to approximately 59,000 Class A shares at an average conversion rate of 1.0. There were no share conversions during the year ended December 31, 2021.

Use of Proceeds

We are currently offering and selling shares under the Follow-On Public Offering pursuant to the Follow-On Registration Statement, which became effective on November 1, 2021. As permitted under applicable securities laws, we continued to offer our common shares in the Initial Public Offering until November 1, 2021, upon which the Initial Registration Statement was deemed terminated. We intend to offer our common shares in the Follow-On Public Offering until November 2023, unless extended by our board of directors.

Through CNL Securities Corp., the Managing Dealer for the Follow-On Public Offering, we are offering to the public on a best efforts basis up to $1.0 billion shares consisting of Class A shares, Class T shares, Class D shares and Class I shares. We are also offering up to $100.0 million shares to be issued pursuant to our distribution reinvestment plan.

The following table presents the net offering proceeds received from the Public Offerings through December 31, 2022 (in thousands):

	Total	Payments to Affiliates[1]	Payments to Others
Aggregate price of offering amount registered[2]	$ 1,000,000		
Shares sold[3]	15,263		
Aggregate amount sold[3]	$ 466,742		
Payment of underwriting compensation[4]	(8,061)	(8,061)	—
Net offering proceeds to the issuer	458,681		
Investments in portfolio companies[5]	(305,690)	—	(305,690)
Investments in U.S. Treasury Bills[6]	(105,382)	—	(105,382)
Distributions to shareholders[7]	(13,636)	(2)	(13,634)
Remaining proceeds from the Public Offerings	$ 33,973		

FOOTNOTES:

(1) Represents direct or indirect payments to our directors or officers, the Manager, the Sub-Manager and their respective affiliates; to persons owning 10% or more of any class of our shares; and to our affiliates.

(2) We are also offering up to $100.0 million of shares to be issued pursuant to our distribution reinvestment plan. The shares being offered can be reallocated among the different classes and between the Follow-On Public Offering and the distribution reinvestment plan.

(3) Excludes approximately $15.5 million (0.5 million shares) issued pursuant to our distribution reinvestment plan, approximately $0.2 million (8,000 shares) of shares issued to the Manager, and the Sub-Manager in a private transaction exempt from the registration requirements pursuant to section 4(a)(2) of the Securities Act, and approximately $177.2 million (6.7 million shares) of Class FA and Class S shares sold in the Private Offerings.

(4) Underwriting compensation includes selling commissions and dealer manager fees paid to the Managing Dealer; all or a portion of which may be reallowed to participating broker-dealers. Excludes selling commissions and placement agent fees paid to the Managing Dealer for shares sold in the Follow-On Class FA Private Offering and Class S Private Offering.

(5) Excludes approximately $173.9 million funded using proceeds from the 2018 Private Offering, Class FA Private Offering, Follow-On Class FA Private Offering, Class S Private Offering and a non-cash contribution from the Sub-Manager.

(6) Represents net cash invested in short-term U.S. Treasury Bills, with maturity dates of less than or equal to 30 days at time of acquisition.

(7) Until such time as we have sufficient operating cash flows from our assets, we will pay cash distributions, debt service and/or operating expenses from net proceeds of the Public Offerings. The amounts presented above represent the net proceeds used for such purposes.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with our financial statements and related notes thereto appearing elsewhere in this annual report on Form 10-K (this "Annual Report"). In this Annual Report "we," "our," "us," and "our company" refer to CNL Strategic Capital, LLC. Capitalized terms used in this Item 7. have the same meaning as in Item 1. "Business" unless otherwise defined herein. The discussion of our financial condition and results of operations for the year ended December 31, 2020 included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021 as filed on March 31, 2022 is incorporated by reference herein.

Overview

Since we commenced operations on February 7, 2018, we have acquired equity and debt investments in twelve middle market U.S. businesses, including investments acquired in March 2023. Our businesses generally have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who have a meaningful ownership stake in their respective company. As of March 24, 2023, we had nine investments structured as controlling equity interests in combination with debt positions and three investments structured as minority equity interests in combination with debt positions. All of our debt investments were current as of December 31, 2022. See "Portfolio and Investment Activity" below for additional information related to our investments.

See Item 1. "Business" for additional information regarding our Manager, Sub-Manager and business objectives.

Our Common Shares Offerings

Public Offerings

On March 7, 2018, we commenced the Initial Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Initial Registration Statement. On November 1, 2021, we commenced the Follow-On Public Offering of up to $1.1 billion of shares, which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, of our shares, upon which the Initial Registration Statement was deemed terminated.

Through December 31, 2022, we had received net proceeds from the Public Offerings of approximately $474.2 million, including approximately $15.5 million received through our distribution reinvestment plan. We incurred selling commissions and dealer manager fees of approximately $8.1 million from the sale of Class A shares and Class T shares in the Public Offerings through December 31, 2022. The Class D shares and Class I shares sold through December 31, 2022 were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of approximately $7.0 million based on actual amounts raised through the Public Offerings through December 31, 2022. These organization and offering costs related to the Public Offerings were advanced by the Manager and Sub-Manager, as described further in Note 5. "Related Party Transactions" of Item 8. "Financial Statements and Supplementary Data."

We are currently offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, "Non-founder shares") through the Follow-On Public Offering. There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding shares sold pursuant to our distribution reinvestment plan).

As of December 31, 2022, the public offering price was $35.08 per Class A share, $33.71 per Class T share, $31.77 per Class D share and $32.59 per Class I share. In January, February and March 2023, our board of directors approved new per share public offering prices for each share class in the Follow-On Public Offering. The new public offering prices are effective as of January 28, 2023, February 24, 2023 and March 24, 2023, respectively. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective January 28, 2023:				
Public Offering Price, Per Share	$ 35.46	$ 34.08	$ 32.11	$ 32.88
Selling Commissions, Per Share	2.13	1.02	—	—
Dealer Manager Fees, Per Share	0.88	0.60	—	—

	Class A		Class T		Class D		Class I
Effective February 24, 2023:							
Public Offering Price, Per Share	$	35.84	$	34.41	$	32.43	$	33.22
Selling Commissions, Per Share		2.15		1.03		—		—
Dealer Manager Fees, Per Share		0.90		0.60		—		—
Effective March 24, 2023:							
Public Offering Price, Per Share	$	35.76	$	34.32	$	32.36	$	33.16
Selling Commissions, Per Share		2.15		1.03		—		—
Dealer Manager Fees, Per Share		0.89		0.60		—		—

See Note 7. "Capital Transactions" and Note 13. "Subsequent Events" in Item 8. "Financial Statements and Supplementary Data" for additional information regarding the Follow-On Public Offering.

Portfolio and Investment Activity

As of December 31, 2022, we had invested in eleven portfolio companies, consisting of equity investments and debt investments in each portfolio company. The table below presents our portfolio company investments (in millions):

		As of December 31, 2022						
		Equity Investments		**Debt Investments**[1]				
Portfolio Company	**Initial Investment Date**	**Ownership %**	**Cost Basis**	**Senior Secured Debt**	**Interest Rate**	**Maturity Date**	**Cost Basis**	**Total Cost Basis** [2]
Lawn Doctor	2/7/2018	61 % $	27.8	Second Lien	16.0 %	7/7/2026	$ 15.0	$ 42.8
Polyform	2/7/2018	87	15.6	First Lien	16.0	2/7/2026	15.7	31.3
Roundtables	8/1/2019	81	32.4	Second Lien	16.0	8/1/2025	12.1	44.5
Roundtables	11/13/2019	—	—	First Lien	8.0	8/1/2024	2.0	2.0
Milton	11/21/2019	13	6.6	Second Lien	15.0	12/19/2027	3.4	10.0
Resolution Economics	1/2/2020	8	7.1	Second Lien	15.0	1/2/2026	2.8	9.9
Blue Ridge[3]	3/24/2020	16	12.9	Second Lien	15.0	12/28/2028	2.6	15.5
HSH	7/16/2020	75	17.3	First Lien	15.0	7/16/2027	24.4	41.7
ATA[4]	4/1/2021	75	37.1	First Lien	15.0	4/1/2027	37.0	74.1
Douglas	10/7/2021	90	35.5	Second Lien	16.0	10/7/2028	15.0	50.5
Clarion[5]	12/9/2021	98	50.8	First Lien	15.0	12/9/2028	22.5	73.3
Vektek	5/6/2022	84	56.9	Second Lien	15.0	11/6/2029	24.4	81.3
			$ 300.0				$ 176.9	$ 476.9

FOOTNOTES:

(1) The note purchase agreements contain customary covenants and events of default. As of December 31, 2022, all of our portfolio companies were in compliance with their respective debt covenants.

(2) See the Consolidated Schedules of Investments and Note 3. "Investments" of Item 8. "Financial Statements and Supplementary Data" for additional information related to our investments, including fair values as of December 31, 2022.

(3) Includes additional $2.9 million equity investment made in August 2022.

(4) Includes additional $1.1 million equity investment made in February 2022.

(5) Includes additional $4.0 million equity investment made in June 2022.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders.

We also held investments in U.S. Treasury Bills with a fair value of approximately $106.2 million as of December 31, 2022.

In March 2023, we acquired, through a wholly-owned subsidiary, an approximately 95.5% equity ownership interest in Tacmed Holdings, LLC ("TacMed Solutions"). Our total investment of $106.0 million in TacMed Solutions is comprised of a common equity interest investment of approximately $77.0 million and a concurrent debt investment of approximately $29.0 million in the form of senior secured debt.

Our Portfolio Companies

The below information regarding our portfolio companies contains financial measures utilized by management to evaluate the operating performance and liquidity of our portfolio companies that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Each of these measures, Adjusted EBITDA and Adjusted Free Cash Flow ("FCF"), should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or other financial measures determined in accordance with GAAP. We use these non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our portfolio companies. We present these non-GAAP measures quarterly for our portfolio companies in which we own a controlling equity interest and annually for all of our portfolio companies.

You are encouraged to evaluate the adjustments to Adjusted EBITDA and Adjusted FCF, including the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted FCF, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. The presentations of Adjusted EBITDA and Adjusted FCF should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA and Adjusted FCF may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP measures in the same manner. Because of these limitations and additional limitations described below, Adjusted EBITDA and Adjusted FCF should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA and Adjusted FCF only as supplemental measures.

Additionally, we provide our proportionate share of each non-GAAP measure because our ownership percentage of each portfolio company varies. We urge investors to consider our ownership percentage of each portfolio company when evaluating the results of each of our portfolio companies.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. Our proportionate share of Adjusted EBITDA is calculated based on our equity ownership percentage at period end.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the ongoing operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Adjusted Free Cash Flow

We monitor Adjusted FCF to measure the liquidity of our portfolio companies. We present Adjusted FCF as a supplemental measure of the performance of our portfolio companies since such measure reflects the cash generated by the operating activities of our portfolio companies and to the extent such cash is not distributed to us, it generally represents cash used by the portfolio companies for the repayment of debt, investing in expansions or acquisitions, reserve requirements or other corporate uses by such portfolio companies, and such uses reduce our potential need to make capital contributions to the portfolio companies for our proportionate share of cash needed for such items. We use Adjusted FCF as a key factor in our planning for, and consideration of, acquisitions, the payment of distributions and share repurchases.

We define Adjusted FCF as cash from operating activities less capital expenditures, net of proceeds from the sale of property and equipment, of our portfolio companies, as further adjusted for certain non-recurring items. These further adjustments are itemized below. Our proportionate share of Adjusted FCF is calculated based on our equity ownership percentage at period end. Adjusted FCF does not represent cash available to our Company except to the extent it is distributed to us, and to the extent actually distributed to us, we may not have control in determining the timing and amount of distributions from our portfolio companies, and therefore, we may not receive such cash.

Adjusted FCF has limitations as an analytical tool. Some of these limitations are: (i) Adjusted FCF does not account for future contractual commitments; (ii) Adjusted FCF excludes required debt service payments; (iii) Adjusted FCF does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (iv) other companies in similar industries as our portfolio companies may calculate Adjusted FCF differently, limiting its usefulness as a comparative measure. This non-GAAP measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes or as an alternative to operating cash flows presented in accordance with GAAP.

Our aggregate proportionate share of Adjusted FCF from our portfolio company investments was approximately $13.8 million and $11.7 million for the years ended December 31, 2022 and 2021, respectively. As discussed above, cash not distributed to us is used by our portfolio companies for various reasons, including, but not limited to, repayment of debt, investing in acquisitions and general cash reserves.

Lawn Doctor

Lawn Doctor, Inc. ("Lawn Doctor") is a leading franchisor of residential lawn care programs and services. Lawn Doctor's core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging and leaf blowing. In May 2018, Lawn Doctor acquired a majority equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook, Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. In May 2019, Lawn Doctor acquired a majority equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions. In October 2022, Lawn Doctor acquired a controlling equity interest in Elite Window Cleaning Inc., a Canadian-based franchisor offering window cleaning, gutter cleaning and power washing services to residential and commercial customers. These acquisitions further Lawn Doctor's strategy of both growing organically and also via acquisition of additional home service brands.

As of December 31, 2022 and 2021, Lawn Doctor had total assets of approximately $104.3 million and $106.2 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by operating activities, respectively, of Lawn Doctor for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		**2021**	
Revenues	$	38,613	$	35,018
Net income (GAAP)	$	2,601	$	2,544
Interest and debt related expenses		5,006		4,710
Depreciation and amortization		2,783		2,505
Income tax expense		1,407		831
Adjusted EBITDA (non-GAAP)	$	11,797	$	10,590
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	$	7,142	$	6,411

	Years Ended December 31,			
	2022		**2021**	
Cash provided by operating activities (GAAP)	$	4,819	$	4,646
Capital expenditures[2]		(193)		(211)
Adjusted FCF (non-GAAP)	$	4,626	$	4,435
Our Proportionate Share of Adjusted FCF (non-GAAP)[1]	*$*	*2,801*	*$*	*2,685*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 61% of Lawn Doctor.

(2) Capital expenditures relate to the purchase of property, plant and equipment.

Polyform

Polyform Products Company, Inc. ("Polyform"), is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers.

As of December 31, 2022 and 2021, Polyform had total assets of approximately $36.8 million and $38.9 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by operating activities, respectively, of Polyform for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		**2021**	
Revenues	$	23,106	$	22,297
Net income (GAAP)	$	1,429	$	1,626
Interest and debt related expenses		2,920		2,921
Depreciation and amortization		2,026		1,929
Income tax expense		536		574
Adjusted EBITDA (non-GAAP)	$	6,911	$	7,050
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	*$*	*6,022*	*$*	*6,143*

	Years Ended December 31,			
	2022		**2021**	
Cash provided by operating activities (GAAP)	$	3,971	$	1,270
Capital expenditures[2]		(340)		(845)
Adjusted FCF (non-GAAP)	$	3,631	$	425
Our Proportionate Share of Adjusted FCF (non-GAAP)[1]	*$*	*3,164*	*$*	*370*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 87% of Polyform.

(2) Capital expenditures relate to the purchase of property, plant and equipment.

Roundtables

Auriemma U.S. Roundtables ("Roundtables") is an information services and advisory solutions business to the consumer finance industry. Prior to our acquisition, Roundtables operated as a division of Auriemma Consulting Group, Inc. Roundtables offers membership in any of 30+ topic-specific roundtables across five verticals (credit cards, auto finance, banking, wealth management and other lending) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. In April 2021, Roundtables acquired Edgar Dunn's U.S. roundtables business, which added six roundtables to Auriemma's services offering. This acquisition furthers Roundtables' strategy of both growing organically and through mergers and acquisitions ("M&A").

As of December 31, 2022 and 2021, Roundtables had total assets of approximately $62.3 million and $64.0 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash provided by operating activities, respectively, of Roundtables for the years ended December 31, 2022 and 2021 (in thousands):

| | Years Ended December 31, | | | |
	2022		2021	
Revenues	$	15,403	$	13,128
Net income (loss) (GAAP)	$	836	$	(617)
Interest and debt related expenses		2,605		2,589
Depreciation and amortization		2,033		1,849
Income tax expense		109		469
Adjusted EBITDA (non-GAAP)	$	5,583	$	4,290
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	*$*	*4,509*	*$*	*3,465*

| | Years Ended December 31, | | | |
	2022		2021	
Cash provided by operating activities (GAAP)	$	3,058	$	2,342
Capital expenditures[2]		(87)		(382)
Adjusted FCF (non-GAAP)	$	2,971	$	1,960
Our Proportionate Share of Adjusted FCF (non-GAAP)[1]	*$*	*2,399*	*$*	*1,583*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 81% of Roundtables.

(2) Capital expenditures relate to the purchase of property, plant and equipment.

HSH

Healthcare Safety Holdings, LLC ("HSH") is a leading producer of daily use insulin pen needles, syringes and complementary offerings for the human and animal diabetes care markets. HSH specializes in providing "dispense and dispose" sharps solutions, which allow users to more easily and safely dispose of sharps.

As of December 31, 2022 and 2021, HSH had total assets of approximately $48.2 million and $53.9 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by operating activities, respectively, of HSH for the years ended December 31, 2022 and 2021 (in thousands):

| | Years Ended December 31, | | | |
	2022		2021	
Revenues	$	36,413	$	32,918
Net income (GAAP)	$	2,526	$	1,693
Interest and debt related expenses		3,796		3,793
Depreciation and amortization		3,641		3,722
Income tax expense		982		456
Adjusted EBITDA (non-GAAP)	$	10,945	$	9,664
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[2]	*$*	*8,155*	*$*	*7,200*

	Years Ended December 31,			
	2022		**2021**	
Cash provided by operating activities (GAAP)	$	2,771	$	2,889
Capital expenditures[2]		(265)		(136)
Adjusted FCF (non-GAAP)	$	2,506	$	2,753
Our Proportionate Share of Adjusted FCF (non-GAAP)[1]	*$*	*1,867*	*$*	*2,051*

FOOTNOTES:

(1) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 75% of HSH.

(2) Capital expenditures relate to the purchase of property, plant and equipment.

ATA

ATA National Title Group, LLC ("ATA") is a leading national independent title agency and settlement service provider for the residential resale, residential refinance, commercial and default markets in the Great Lakes Region. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. In February 2022, ATA acquired Absolute Title, Inc., which is a title services business providing services to the residential and commercial markets, in Ann Arbor, Michigan. This acquisition furthers ATA's strategy of both growing organically and through M&A.

As of December 31, 2022 and 2021, ATA had total assets of approximately $95.6 million and $100.5 million, respectively. We acquired our investments in ATA in April 2021. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by operating activities, respectively, of ATA for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		**2021**[1]	
Revenues	$	60,573	$	59,021
Net income (GAAP)	$	395	$	6,527
Interest and debt related expenses		6,083		4,583
Depreciation and amortization		4,408		3,458
Transaction related expenses[2]		—		1,399
Adjusted EBITDA (non-GAAP)	$	10,886	$	15,967
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[3]	*$*	*8,165*	*$*	*11,975*

	Years Ended December 31,			
	2022		**2021**[1]	
Cash provided by operating activities (GAAP)	$	2,291	$	9,478
Capital expenditures[4]		(211)		(191)
Adjusted FCF (non-GAAP)	$	2,080	$	9,287
Our Proportionate Share of Adjusted FCF (non-GAAP)[3]	*$*	*1,560*	*$*	*6,965*

FOOTNOTES:

(1) Results are for the period from April 1, 2021 (the date we acquired our investment in ATA) to December 31, 2021.

(2) Transaction related expenses are non-recurring.

(3) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 75% of ATA.

(4) Capital expenditures relate to the purchase of property, plant and equipment.

Douglas

Douglas Machines Corp. ("Douglas") is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic.

As of December 31, 2022 and 2021, Douglas had total assets of approximately $59.3 million and $56.5 million, respectively. We acquired our investments in Douglas in October 2021. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash used in operating activities, respectively, of Douglas for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		2021[1]	
Revenues	$	27,402	$	6,099
Net income (loss) (GAAP)	$	547	$	(928)
Interest and debt related expenses		2,516		573
Depreciation and amortization		1,714		419
Income tax expense		74		—
Transaction related expenses[2]		—		925
Adjusted EBITDA (non-GAAP)	$	4,851	$	989
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[3]	*$*	*4,376*	*$*	*892*

	Years Ended December 31,			
	2022		2021[1]	
Cash provided by (used in) operating activities (GAAP)	$	6	$	(476)
Capital expenditures[4]		(648)		(33)
Adjusted FCF (non-GAAP)	$	(642)	$	(509)
Our Proportionate Share of Adjusted FCF (non-GAAP)[3]	*$*	*(579)*	*$*	*(459)*

FOOTNOTES:

(1) Results are for the period from October 7, 2021 (the date we acquired our investment in Douglas) to December 31, 2021.

(2) Transaction related expenses are non-recurring.

(3) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 90% of Douglas.

(4) Capital expenditures relate to the purchase of property, plant and equipment.

Clarion

Clarion Safety Systems, LLC ("Clarion") is a provider of standards-based visual safety labels and signs that support original equipment manufacturers, facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely on Clarion's expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction. In June 2022, Clarion acquired Machine Safety Specialists, which specializes in engineering consulting services, including machine safety audits and risk assessments, machine safeguarding plans, verification and validation services and other work streams that contribute to customers' compliance with applicable machine safety standards.

As of December 31, 2022 and 2021, Clarion had total assets of approximately $73.1 million and $69.3 million, respectively. We acquired our investments in Clarion in December 2021. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash provided by (used in) operating activities, respectively, of Clarion for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		**2021[1]**	
Revenues	$	13,132	$	676
Net income (loss) (GAAP)	$	683	$	(840)
Interest and debt related expenses		3,422		216
Depreciation and amortization		979		62
Income tax expense (benefit)		278		(341)
Transaction related expenses[2]		—		1,110
Adjusted EBITDA (non-GAAP)	$	5,362	$	207
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[3]	*$*	*5,253*	*$*	*205*

	Years Ended December 31,			
	2022		**2021[1]**	
Cash provided by (used in) operating activities (GAAP)	$	1,747	$	(1,615)
Capital expenditures[4]		(60)		—
Adjusted FCF (non-GAAP)	$	1,687	$	(1,615)
Our Proportionate Share of Adjusted FCF (non-GAAP)[3]	*$*	*1,653*	*$*	*(1,601)*

FOOTNOTES:

(1) Results are for the period from December 9, 2021 (the date we acquired our investment in Clarion) to December 31, 2021.

(2) Transaction related expenses are non-recurring.

(3) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 98% and 99%, respectively, of Clarion.

(4) Capital expenditures relate to the purchase of property, plant and equipment.

Vektek

Vektek Holdings, LLC ("Vektek") designs, engineers and manufactures automated workholding solutions for CNC (Computer Numerical Control) machining. A market leader in high-pressure hydraulic clamps, Vektek products are essential to machine automation, tight tolerance machining and user production throughput. Vektek serves domestic and international machining customers in end markets including general industrial, automotive, agriculture, medical devices, technology and aerospace.

As of December 31, 2022, Vektek had total assets of approximately $116.7 million. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income and cash provided by operating activities, respectively, of Vektek for the period from May 6, 2022 (the date we acquired our investment in Vektek) to December 31, 2022 (in thousands):

	May 6, 2022 to December 31, 2022	
Revenues	$	26,190
Net loss (GAAP)	$	(413)
Interest and debt related expenses		3,774
Depreciation and amortization		2,388
Income tax expense		90
Transaction related expenses[1]		1,706
Adjusted EBITDA (non-GAAP)	$	7,545
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[2]	*$*	*6,316*

	May 6, 2022 to December 31, 2022
Cash provided by operating activities (GAAP)	$ 1,485
Capital expenditures[3]	(266)
Adjusted FCF (non-GAAP)	$ 1,219
Our Proportionate Share of Adjusted FCF (non-GAAP)[2]	*$ 1,020*

FOOTNOTES:

(1) Transaction related expenses are non-recurring.

(2) Amounts based on our ownership percentage as of the end of the periods presented. As of December 31, 2022, we owned approximately 84% of Vektek.

(3) Capital expenditures relate to the purchase of property, plant and equipment.

Other Portfolio Companies

Milton

Milton Industries, Inc. ("Milton") is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair and operating supplies; aerospace and defense; and agriculture. The company has more than 1,300 active customers and over 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton's high-quality products, engineering expertise and partnership approach creates long-term relationships, with an average tenure of over 30 years among its top ten customers. Milton completed four add-on acquisitions during 2021 and 2020, including GH Meiser & Co., Milton's Bells, Zeeline, and Global-Flex. We believe these add-on acquisitions bolster Milton's tire gauge, grease and fluid handling, hose assemblies, rubber expansion and metal expansion joints, "PTFE" products and pump connectors product lines. During 2022, Milton completed three additional add-on acquisitions, including Thunder Technologies which specializes in critical and demanding hose, rubber and expansion joint applications, Lock Technology which provides specialty tools to the automotive end market, and ProMax which provides specialty tools, components and accessories for the automotive and truck industries. These acquisitions further Milton's strategy of both growing organically and through M&A.

Resolutions Economics

Resolution Economics, LLC ("Resolution Economics") is a leading specialty consulting firm that provides services to law firms and corporations in labor and employment and commercial litigation matters. In October 2022, Resolutions Economics acquired Berkshire Associates which specializes in outsourced affirmative action plan consulting.

Blue Ridge

Blue Ridge ESOP Associates ("Blue Ridge") is an independent, third-party employee stock ownership plans ("ESOP") and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge's services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. In July 2020, Blue Ridge acquired Benefit Concepts Systems, Inc., a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. In April 2021, Blue Ridge acquired Coastal Pension Services, a leading provider of outsourced 401(k) administration services in the greater Washington, D.C. area. In December 2021, Blue Ridge acquired a California based provider of outsourced 401(k), defined benefit and cash balance plan administration services. In January 2022, Blue Ridge acquired Nicholas and Associates which specializes in the design and administration of retirement plans. Additionally, in August 2022, Blue Ridge acquired substantially all of the Tax Benefits Plan Services business of Crowe LLP which specializes in ESOP administration as well as retirement plan and consulting services. These acquisitions further Blue Ridge's strategy of both growing organically and through M&A.

Co-Investments

We refer to our investments in Milton, Resolution Economics and Blue Ridge collectively as our "Co-Investments." As of December 31, 2022 and 2021, our Co-Investments had total assets of approximately $472.3 million and $387.2 million, respectively. The following tables reconcile our proportionate share of Adjusted EBITDA and Adjusted FCF from net income (loss) and cash provided by operating activities, respectively, of our Co-Investments for the years ended December 31, 2022 and 2021 (in thousands):

| | Years Ended December 31, | | |
	2022		2021
Revenues	$ 163,080	$	118,256
Net loss (GAAP)	$ (580)	$	(8,859)
Interest and debt related expenses	19,492		17,309
Depreciation and amortization	15,246		12,481
Income tax (benefit) expense	(1,336)		(875)
Adjusted EBITDA (non-GAAP)	$ 32,822	$	20,056
Our Proportionate Share of Adjusted EBITDA (non-GAAP)[1]	*$ 3,865*	*$*	*2,108*

| | Years Ended December 31, | | |
	2022		2021
Cash provided by operating activities (GAAP)	$ 2,832	$	3,754
Capital expenditures[2]	(1,144)		(2,351)
Adjusted FCF (non-GAAP)	$ 1,688	$	1,403
Our Proportionate Share of Adjusted FCF (non-GAAP)[1]	*$ (95)*	*$*	*114*

FOOTNOTES:

(1) Amounts based on our ownership percentage of our Co-Investments as of the end of the periods presented. As of December 31, 2022 and 2021, we owned approximately 13%, 8% and 16% of Milton, Resolution Economics and Blue Ridge, respectively.

(2) Capital expenditures relate to the purchase of property, plant and equipment.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flows from the businesses that we acquire to meet our operating and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

- *first*, to meet our management fees and corporate overhead expenses; and

- *second*, to fund business operations and to make distributions to our shareholders.

COVID-19

The Company and the operations of its portfolio companies have not been materially adversely affected as a result of the COVID-19 pandemic. See Item 1A. "Risk Factors" for additional information regarding the risks of COVID-19.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager's and the Sub-Manager's success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the recent public health crises, including the COVID-19 pandemic, natural disasters and geopolitical events, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Furthermore, economic growth remains affected by inflationary pressure and supply chain related disruptions and could be slowed or halted by significant external events. Some of our portfolio companies have experienced supply chain related disruptions from time to time. In some instances, strategic decisions to hold more inventory have been made as a result of ongoing supply chain related disruptions. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Additionally, to the extent we have available cash we may make investments in short-term U.S. Treasury Bills. Our primary sources of cash will generally consist of:

- the net proceeds from the Offerings;

- distributions and interest earned from our assets; and

- proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current economic environment, impacted by rising interest rates, record inflationary pressures due to global supply chain issues, a rise in energy prices and the impact of the recent public health crises, natural disasters and geopolitical events on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of December 31, 2022 and 2021, we had approximately $36.8 million and $58.7 million, respectively, of cash. Information related to the year ended December 31, 2020 is included in our Form 10-K filed with the SEC on March 31, 2022.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $184.9 million and $163.0 million in net proceeds during the years ended December 31, 2022 and 2021, respectively, from the Public Offerings, which excludes approximately $8.3 million and $4.2 million raised through our distribution reinvestment plan during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had approximately 827 million authorized common shares remaining for sale.

Operating Activities. We generated operating cash flows (excluding amounts related to investment activity) of approximately $22.1 million and $21.3 million, during the years ended December 31, 2022 and 2021, respectively.

The increase in operating cash flows (excluding amounts related to investment activity) for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily attributable to (i) an increase in interest income of approximately $9.7 million, (ii) an increase in distributions from portfolio companies of approximately $3.6 million, and (iii) a decrease in taxes paid of approximately $0.9 million, offset partially by (iv) an increase in amounts paid to related parties of approximately $12.4 million and (v) an increase in third-party operating expenses, net of changes in liabilities, of approximately $1.0 million.

Borrowings. We did not borrow any amounts during the years ended December 31, 2022 and 2021. The purpose of the Line of Credit is for general Company working capital and acquisition financing purposes. See Note 8. "Borrowings" of Item 8. "Financial Statements and Supplementary Data" for additional information regarding the 2022 Line of Credit.

Uses of Liquidity and Capital Resources

Investments. We used approximately $89.4 million and $192.8 million of cash to purchase portfolio company investments during the years ended December 31, 2022 and 2021, respectively. Additionally, we used net cash of approximately $105.4 million to invest in U.S. Treasury Bills during the year ended December 31, 2022. Our U.S. Treasury Bills held at December 31, 2022 matured in January 2023 and we reinvested the proceeds from the redemptions in additional U.S. Treasury Bills. We did not invest in U.S. Treasury Bills during the year ended December 31, 2021.

Distributions. We paid distributions to our shareholders of approximately $15.2 million and $10.8 million (which excludes distributions reinvested of approximately $8.3 million and $4.2 million, respectively) during the years ended December 31, 2022 and 2021, respectively. See "Distributions Declared" below for additional information.

Share Repurchases. We paid approximately $18.7 million and $4.8 million during the years ended December 31, 2022 and 2021, respectively, to repurchase shares in accordance with our Share Repurchase Program.

Deferred Financing Costs. We paid approximately $0.20 million and $0.02 million in deferred financing costs during the years ended December 31, 2022 and 2021, respectively.

Reimbursement of Expense Support. During the year ended December 31, 2022, we reimbursed the Manager and Sub-Manager approximately $1.8 million for Expense Support received in previous years. The Manager and Sub-Manager have provided approximately $3.2 million of Expense Support that had not been reimbursed as of December 31, 2022, of which approximately $2.4 million was accrued as of December 31, 2022 and paid in January 2023. Expense Support is received or Expense Support reimbursement is paid annually in arrears. As of December 31, 2022, management believes that reimbursement payments by the Company to the Manager and Sub-Manager for the remaining unreimbursed Expense Support in excess of amounts accrued are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. See Note 5. "Related Party Transactions" of Item 8. "Financial Statements and Supplementary Data" for additional information.

Distributions Declared

The Company's board of directors declared distributions on a monthly basis during the years ended December 31, 2022 and 2021. Distributions declared prior to December 2022 were paid monthly in arrears. Distributions are paid in the month they are declared beginning with distributions declared in December 2022. The following table reflects total distributions declared during the years ended December 31, 2022 and 2021 (in thousands expect per share data):

Distribution Period	Distributions Declared[(1)]		Distributions Reinvested[(2)]		Cash Distributions Net of Distributions Reinvested		Range of Distribution Rates[(3)]
Year ended December 31, 2022	$	21,911	$	7,794	$	14,117	2.9% – 4.0%
Year ended December 31, 2021		15,489		4,429		11,060	3.1% – 4.2%

FOOTNOTES:

(1) Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2022 - December 31, 2022	$ 0.104167	$ 0.104167	$ 0.083333	$ 0.093750	$ 0.104167	$ 0.104167
January 1, 2021 - December 31, 2021	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2) Amounts based on distribution record date.

(3) Represents the range of monthly distribution rates during the period, measured on the dollar value of distributions per share class as a percentage of the respective share class public offering price.

Cash distributions declared net of distributions reinvested were funded from the following sources noted below (in thousands):

| | Years Ended December 31, | | | |
| | 2022 | | 2021 | |
	Amount	Percentage[1]	Amount	Percentage[1]
Net investment income before reimbursement of Expense Support	$ 19,165	135.7 %	$ 11,924	107.8 %
Reimbursement of Expense Support	(2,449)	(17.3)%	(1,831)	(16.5)%
Net investment income	16,716	118.4 %	10,093	91.3 %
Cash distributions net of distributions reinvested in excess of net investment income[2]	—	— %	967	8.7 %
Cash distributions declared, net of distributions reinvested[3]	$ 14,117	100.0 %	$ 11,060	100.0 %

FOOTNOTES:

(1) Represents percentage of cash distributions declared, net of distribution reinvested for the period presented.

(2) Consists of offering proceeds for the year ended December 31, 2021.

(3) Excludes $7,794 and $4,429 of distributions reinvested pursuant to our distribution reinvestment plan during the years ended December 31, 2022 and 2021, respectively.

Distribution amounts and sources of distributions declared vary among share classes. We calculate each shareholder's specific distribution amount for the period using record and declaration dates. Distributions are declared on all classes of our shares at the same time. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. Distributions on the Non-founder shares may be lower than distributions on Founder shares because we are required to pay higher management and total return incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. Additionally, distributions on Class T and Class D shares are lower than distributions on Class FA, Class A, Class I and Class S shares because we are required to pay ongoing distribution and shareholder servicing fees with respect to Class T and Class D shares. There is no assurance that we will pay distributions in any particular amount, if at all.

See Note 6. "Distributions" in Item 8. "Financial Statements and Supplementary Data" for additional disclosures regarding distributions.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as amended, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. At the sole discretion of our board of directors, we may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a *pro rata* basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places.

Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. "Investable assets" includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the year ended December 31, 2022, we received requests for the repurchase of approximately $20.5 million of our common shares, which exceeded amounts available for repurchase under the Share Repurchase Program by approximately $13.6 million. Our board of directors approved the excess repurchase requests received for the year ended December 31, 2022. During the year ended December 31, 2021, we received requests for the repurchase of approximately $3.3 million of our common shares, which did not exceed amounts available for repurchase under the Share Repurchase Program.

The following table summarizes the shares repurchased during the years ended December 31, 2022 and 2021 (in thousands except per share data):

| | Years Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
Share Class	Number of Shares	Total Consideration	Average Price Paid per Share	Number of Shares	Total Consideration	Average Price Paid per Share
Class FA	315	$ 10,493	$ 33.31	20	$ 631	$ 32.11
Class A	24	738	31.36	21	627	30.04
Class T	11	338	31.28	19	574	29.97
Class D	30	952	31.35	7	198	29.58
Class I	250	7,998	31.95	36	1,119	30.78
Class S	1	28	33.74	4	142	32.85
Total	631	$ 20,547	$ 32.57	107	$ 3,291	$ 30.74

Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Through December 31, 2022, we had acquired equity and debt investments in eleven portfolio companies using the net proceeds from our Offerings. As of December 31, 2022 and 2021, the fair value of our portfolio company investments totaled approximately $588.8 million and $456.0 million, respectively. Additionally, as of December 31, 2022, we had invested in U.S. Treasury Bills with a fair value of $106.2 million. We did not have investments in U.S. Treasury Bills as of December 31, 2021. See "Portfolio and Investment Activity" above for discussion of the general terms and characteristics of our investments and for information regarding our portfolio companies.

The following table summarizes our operating results for the years ended December 31, 2022 and 2021 (in thousands):

| | Years Ended December 31, | | | |
	2022		2021	
Total investment income	$	46,956	$	31,471
Total operating expenses		(27,710)		(17,917)
Reimbursement of expense support		(2,449)		(1,831)
Net investment income before taxes		16,797		11,723
Income tax expense		(81)		(1,630)
Net investment income		**16,716**		**10,093**
Net change in unrealized appreciation on investments		41,349		32,893
Net increase in net assets resulting from operations	$	**58,065**	$	**42,986**

Investment Income

Investment income consisted of the following for the years ended December 31, 2022 and 2021 (in thousands):

| | Years Ended December 31, | | | |
	2022		2021	
From portfolio company investments:				
Interest income	$	26,083	$	17,190
Dividend income		19,983		14,172
From U.S. treasury bills and cash accounts:				
Interest income		890		109
Total investment income	$	**46,956**	$	**31,471**

Interest income from portfolio company investments is generated from our senior secured note investments, all of which had fixed rate interest as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, our weighted average annual yield on our accruing debt investments was 15.2% and 15.3%, respectively, based on amortized cost as defined above in "Portfolio and Investment Activity." The increase in interest income from portfolio company investments during the year ended December 31, 2022, as compared to the year ended December 31, 2021, is primarily attributable to receiving a full year of interest income on debt investments acquired in 2021 of approximately $74.5 million and an additional debt investment during the year ended December 31, 2022 of approximately $24.4 million.

Dividend income from portfolio company investments is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. During the year ended December 31, 2022, we received dividend income from nine of our portfolio companies, as compared to dividend income from four of our portfolio companies during the year ended December 31, 2021.

Our total investment income from portfolio company investments for the year ended December 31, 2022, resulted in cash yields ranging from 2.6% to 16.6% based on our investment cost, as compared to 0.3% to 16.0% for the year ended December 31, 2021.

We began investing in U.S. Treasury Bills in August 2022 to earn a higher rate of interest on our available cash. From August 2022 to December 31, 2022, our effective yield on U.S. Treasury Bills ranged from 2.1% to 3.9%.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of assets that we expect to acquire from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Public Offerings.

Operating Expenses

Our operating expenses for the years ended December 31, 2022 and 2021 were as follows (in thousands):

| | Years Ended December 31, | |
	2022	2021
Total return incentive fees	$ 11,456	$ 7,283
Base management fees	8,941	4,845
Offering expenses	2,814	2,552
Professional services	1,881	1,344
Pursuit costs	764	651
Distribution and shareholder servicing fees	789	397
Custodian and accounting fees	335	235
General and administrative expenses	298	174
Insurance expense	227	233
Director fees and expenses	205	203
Total operating expenses	**27,710**	**17,917**
Reimbursement of Expense Support	2,449	1,831
Net operating expenses	**$ 30,159**	**$ 19,748**

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include total return incentive fees, base management fees, organization and offering expenses, professional services, distribution and shareholder servicing fees, custodian and accounting fees, general and administrative expenses and pursuit costs. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees, total return incentive fees, accounting fees and general and administrative expenses), the number of shareholders and open accounts (professional services, distribution and shareholder servicing fees and custodian and accounting fees), and/or the complexity of our investment processes and capital structure (professional services).

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and perform a final reconciliation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We incurred total return incentive fees of approximately $11.5 million and $7.3 million during the years ended December 31, 2022 and 2021, respectively. The increase in total return incentive fees during the year ended December 31, 2022, as compared to the year ended December 31, 2021, is primarily due to an increase in net investment income and an increase in the net change in unrealized appreciation on investments.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $8.9 million and $4.8 million during the years ended December 31, 2022 and 2021, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets (excluding cash and U.S. Treasury Bills) which were approximately $530.0 million and $318.7 million during the years ended December 31, 2022 and 2021, respectively.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on our consolidated statements of assets and liabilities as deferred offering expenses and expensed to our consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager. We incurred offering expenses of approximately $2.8 million and $2.6 million during the years ended December 31, 2022 and 2021, respectively.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred to identify, evaluate and negotiate acquisitions that ultimately were not consummated. We incurred pursuit costs of approximately $0.8 million and $0.7 million during the years ended December 31, 2022 and 2021, respectively.

Distribution and Shareholder Servicing Fees

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of approximately $0.8 million and $0.4 million during the years ended December 31, 2022 and 2021, respectively. The increase in distribution and shareholder servicing fees during the year ended December 31, 2022, as compared to the year ended December 31, 2021, is attributable to an increase in Class T and Class D shares outstanding.

Other Operating Expenses

Other operating expenses (consisting of professional services, insurance expense, custodian and accounting fees, director fees and expenses, and general and administrative expenses) were approximately $2.9 million and $2.2 million during the years ended December 31, 2022 and 2021, respectively. The increase in other operating expenses during the year ended December 31, 2022, as compared to the year ended December 31, 2021, is primarily attributable to an increase in custodian, accounting, legal, tax and valuation professional services resulting from an increase in the number of shareholders and investments.

Reimbursement of Expense Support

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds (the "Expense Support"). The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the "Excess Operating Funds"), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, we have received cumulative Expense Support of $5.1 million. Expense Support (reimbursement) totaled approximately ($2.4 million) and ($1.8 million) during the years ended December 31, 2022 and 2021, respectively. The actual amount of Expense Support or Expense Support reimbursement is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described above. See Note 5. "Related Party Transactions" of Item 8. "Financial Statements and Supplementary Data" for additional information, including the maximum amount of Expense Support that may become reimbursable during the year ending December 31, 2023.

Other Expenses and Changes in Net Assets

Income Tax Expense

We incur income tax expense to the extent we have or expect to have taxable income or loss for the current year related to our Taxable Subsidiaries. During the years ended December 31, 2022 and 2021, we recorded current income tax expense of approximately $0.1 million and $1.6 million, respectively. Additionally, we recorded a provision for deferred taxes on investments of approximately $2.4 million and $1.6 million during the years ended December 31, 2022 and 2021, respectively, primarily related to unrealized appreciation on investments held by our Taxable Subsidiaries. As of December 31, 2022, three of our equity investments were held in Taxable Subsidiaries, as compared to two equity investments held in Taxable Subsidiaries as of December 31, 2021.

The table below presents a reconciliation of tax expense the Company would be subject to if it were taxed as a corporation to the Company's actual income tax expense incurred by its Taxable Subsidiaries for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,					
		2022			2021	
Tax expense computed at the federal statutory rate	$	12,708	21.0 %	$	9,707	21.0 %
State income tax expense net of federal benefit		214	0.4		789	1.7
Benefit of partnership structure		(10,471)	(17.3)		(7,256)	(15.7)
Income tax expense	$	2,451	4.1 %	$	3,240	7.0 %

The effective tax rate will fluctuate from year to year as the amount of taxable income (or loss) at our Taxable Subsidiaries fluctuates in relation to the Company's net income.

Net Change in Unrealized Appreciation on Portfolio Company Investments

Unrealized appreciation on portfolio company investments is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded comparable companies as determined by our independent valuation firm.

During the years ended December 31, 2022 and 2021, we recognized a net change in unrealized appreciation on our portfolio company investments of approximately $43.7 million and $34.5 million, respectively, primarily due to EBITDA growth in a majority of our portfolio companies. EBITDA growth is partially attributable to accretive add-on acquisitions made by our portfolio companies, described above under "Portfolio and Investment Activity – Our Portfolio Companies."

Net Assets

During the years ended December 31, 2022 and 2021, the net increase in net assets consisted of the following:

	Years Ended December 31,			
		2022		2021
Operations	$	58,065	$	42,986
Distributions to shareholders		(21,911)		(15,489)
Capital transactions		172,636		163,850
Net increase in net assets	$	208,790	$	191,347

Operations increased by approximately $15.1 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase in operations was primarily due to an increase of approximately $8.5 million in the net change in unrealized appreciation on investments and an increase of approximately $6.6 million in net investment income during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Distributions increased approximately $6.4 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021, primarily as a result of an increase in shares outstanding.

Capital share transactions increased approximately $8.8 million during the year ended December 31, 2022, as compared to the year ended December 31, 2021. The increase was primarily due an increase in net proceeds received through our Offerings of approximately $21.9 million and an increase of approximately $4.1 million in amounts received through our distribution reinvestment plan, which was offset partially by an increase in share repurchases of approximately $17.2 million under the Share Repurchase Program.

Total Returns

The following table illustrates year-to-date ("YTD"), trailing 36 months ("Three Year"), Average Annual Return ("AAR") and cumulative total returns with and without upfront selling commissions and dealer manager fees ("sales load"), as applicable. All total returns with sales load assume full upfront selling commissions and dealer manager fees. Total returns are calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class. Management believes total return is a useful measure of the overall investment performance of our shares.

	YTD Total Return	Three Year Total Return[1]	AAR Since Inception[2]	Cumulative Total Return[2]	Cumulative Total Return Period[2]
Class FA (no sales load)	10.8 %	41.6 %	14.3 %	70.3 %	Feb. 7, 2018 – Dec. 31, 2022
Class FA (with sales load)	3.6 %	32.4 %	12.1 %	59.2 %	Feb. 7, 2018 – Dec. 31, 2022
Class A (no sales load)	9.7 %	36.9 %	12.7 %	60.0 %	Apr. 10, 2018 – Dec. 31, 2022
Class A (with sales load)	0.4 %	25.2 %	9.8 %	46.4 %	Apr. 10, 2018 – Dec. 31, 2022
Class I	9.7 %	37.3 %	13.0 %	61.6 %	Apr. 10, 2018 – Dec. 31, 2022
Class T (no sales load)	9.3 %	33.0 %	11.2 %	51.7 %	May. 25, 2018 – Dec. 31, 2022
Class T (with sales load)	4.1 %	26.7 %	9.7 %	44.5 %	May. 25, 2018 – Dec. 31, 2022
Class D	9.7 %	35.5 %	11.6 %	52.3 %	Jun. 26, 2018 – Dec. 31, 2022
Class S (no sales load)	11.8 %	N/A	15.7 %	43.2 %	Mar. 31, 2020 – Dec. 31, 2022
Class S (with sales load)	7.9 %	N/A	13.9 %	38.2 %	Mar. 31, 2020 – Dec. 31, 2022

FOOTNOTES:

(1) For the period from January 1, 2020 to December 31, 2022.

(2) For the period from the date the first share was issued for each respective share class to December 31, 2022. The AAR since inception is calculated by taking the Cumulative Total Return and dividing it by the cumulative total return period.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in Item 1A in Part I of this Annual Report, including the negative impacts from recent public health crises, including the COVID-19 pandemic and variants thereof, natural disasters and geopolitical events.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and total returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data reported above.

Hedging Activities

As of December 31, 2022, we had not entered into any derivatives or other financial instruments. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements are based are reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates will be expanded over time as we continue to implement our business and operating strategy. Our significant accounting policies are described in Note 2. "Significant Accounting Policies" of Item 8. "Financial Statements and Supplementary Data." Those material accounting policies and estimates that we expect to be most critical to an investor's understanding of our financial results and condition, as well as those that require complex judgment decisions by our management, are discussed below.

Basis of Presentation

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the consolidated financial statements reflect all adjustments that are necessary for the fair presentation of financial results as of and for the periods presented.

Although we are organized and intend to conduct our business in a manner so that we are not required to register as an investment company under the Investment Company Act, our financial statements are prepared using the specialized accounting principles of ASC Topic 946 to utilize investment company accounting. We obtain funds through the issuance of equity interests to multiple unrelated investors, and provide such investors with investment management services. Further, our business strategy is to acquire interests in middle-market businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, we believe that the use of investment company accounting on a fair value basis is consistent with the management of our assets on a fair value basis, and make our financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in us as compared to other investment products in the marketplace.

Valuation of Investments

We have adopted, and our valuation policy is performed in accordance with, ASC Topic 820, as described in Note 2. "Significant Accounting Policies" in Item 8. "Financial Statements and Supplementary Data." As of December 31, 2022, our U.S. Treasury Bill investments were categorized as Level 1 and all of our portfolio company investments were categorized as Level 3.

U.S. Treasury Bill investments are recorded at fair value based on the average of the bid and ask quotes for identical instruments.

Our portfolio company investments are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors we may take into account to determine the fair value of our investments include, as relevant: available current market data, including an assessment of the credit quality of the security's issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

Our board of directors is responsible for determining in good faith the fair value of the Company's Level 2 and Level 3 investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, our audit committee, and the independent third-party valuation firm. The determination of the fair value of our Level 2 and Level 3 assets requires judgment, which include assets for which market prices are not available. For most of our assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of our net asset value is based, in part, on the fair value of our assets, our calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that we ultimately realize upon the disposal of such assets. Furthermore, through the valuation process, our board of directors may determine that the fair value of the Company's Level 2 and Level 3 assets differs materially from the values that were provided by the independent valuation firm.

U.S. Federal and State Income Taxes

We believe that we are properly characterized as a partnership for U.S. federal income tax purposes and expect to continue to qualify as a partnership, and not be treated as a publicly traded partnership or otherwise be treated as a taxable corporation, for such purposes. As a partnership, we are generally not subject to U.S. federal and state income tax at the entity level. However, the Company holds certain equity investments in Taxable Subsidiaries. The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are "pass through" entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries' ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities are reflected in the Company's consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We anticipate that our primary market risks will be related to the credit quality of our counterparties, market interest rates and changes in exchange rates. We will seek to manage these risks while, at the same time, seeking to provide an opportunity to shareholders to realize attractive returns through ownership of our shares. Many of these risks have been magnified due to the continuing uncertainties caused by the recent public health crises, including the COVID-19 pandemic and variants thereof, natural disasters and geopolitical events; however, while we continue to monitor the pandemic, its impact on such risks remains uncertain and difficult to predict.

Credit Risk

We expect to encounter credit risk relating to (i) the businesses and other assets we acquire and (ii) our ability to access the debt markets on favorable terms. We will seek to mitigate this risk by deploying a comprehensive review and asset selection process, including scenario analysis, and careful ongoing monitoring of our acquired businesses and other assets as well as mitigation of negative credit effects through back up planning. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Changes in Market Interest Rates

We are subject to financial market risks, including changes in interest rates. Our debt investments are currently structured with fixed interest rates. Returns on investments that carry fixed rates are not subject to fluctuations in payments we receive from our borrowers, and will not adjust should rates move up or down. However, the fair value of our debt investments may be negatively impacted by rising interest rates. We may also invest in floating interest rate debt investments in the future.

We had not borrowed any money as of December 31, 2022. However, to the extent that we borrow money to make investments, our net investment income will be partially dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of rising interest rates, our cost of funds may increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Exchange Rate Sensitivity

At December 31, 2022, we were not exposed to any foreign currency exchange rate risks that could have a material effect on our financial condition or results of operations. Although we do not have any foreign operations, some of the portfolio companies we invest in conduct business in foreign jurisdictions and therefore our investments have an indirect exposure to risks associated with changes in foreign exchange rates.

Item 8. **Financial Statements and Supplementary Data**

CNL STRATEGIC CAPITAL, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CNL Strategic Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of CNL Strategic Capital, LLC (the Company), including the consolidated schedules of investments, as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in net assets, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations, changes in its net assets, and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Orlando, Florida
March 29, 2023

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(in thousands, except per share data)

		December 31, 2022		December 31, 2021
Assets				
Investments at fair value:				
Portfolio company investments (amortized cost of $476,901 and $387,754, respectively)	$	588,837	$	455,997
U.S. treasury bills (amortized cost of $106,216 and $—, respectively)		106,242		—
Total investments at fair value		695,079		455,997
Cash		36,837		58,704
Prepaid expenses and other assets		627		143
Total assets		732,543		514,844
Liabilities				
Due to related parties (Note 5)		15,609		9,922
Payable for shares repurchased		2,368		509
Deferred tax liabilities, net		4,247		1,877
Accounts payable and other accrued expenses		1,220		661
Distributions payable		—		1,566
Total liabilities		23,444		14,535
Commitments and contingencies (Note 11)				
Members' Equity (Net Assets)				
Preferred shares, $0.001 par value, 50,000 shares authorized and unissued		—		—
Class FA Common shares, $0.001 par value, 7,400 shares authorized; 4,844 shares issued; 4,244 and 4,559 shares outstanding, respectively		4		5
Class A Common shares, $0.001 par value, 94,660 shares authorized; 2,245 and 1,486 shares issued, respectively; 2,195 and 1,461 shares outstanding, respectively		2		1
Class T Common shares, $0.001 par value, 558,620 shares authorized; 2,458 and 1,654 shares issued, respectively; 2,343 and 1,609 shares outstanding, respectively		2		2
Class D Common shares, $0.001 par value, 94,660 shares authorized; 1,999 and 1,020 shares issued, respectively; 1,957 and 1,009 shares outstanding, respectively		2		1
Class I Common shares, $0.001 par value, 94,660 shares authorized; 9,131 and 5,519 shares issued, respectively; 8,772 and 5,410 shares outstanding, respectively		9		5
Class S Common shares, $0.001 par value, 100,000 shares authorized; 1,770 shares issued; 1,765 and 1,766 shares outstanding, respectively		2		2
Capital in excess of par value		615,383		442,752
Distributable earnings		93,695		57,541
Total Members' Equity	$	709,099	$	500,309
Net assets, Class FA shares	$	148,111	$	148,717
Net assets, Class A shares		71,242		44,958
Net assets, Class T shares		76,048		49,328
Net assets, Class D shares		62,844		30,607
Net assets, Class I shares		288,387		168,704
Net assets, Class S shares		62,467		57,995
Total Members' Equity	$	709,099	$	500,309

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Years Ended December 31,		
		2022		**2021**
Investment Income				
From portfolio company investments:				
Interest income	$	26,083	$	17,190
Dividend income		19,983		14,172
From U.S. treasury bills and cash accounts:				
Interest income		890		109
Total investment income		46,956		31,471
Operating Expenses				
Total return incentive fees		11,456		7,283
Base management fees		8,941		4,845
Offering expenses		2,814		2,552
Professional services		1,881		1,344
Pursuit costs		764		651
Distribution and shareholder servicing fees		789		397
Custodian and accounting fees		335		235
General and administrative expenses		298		174
Insurance expense		227		233
Director fees and expenses		205		203
Total operating expenses		27,710		17,917
Reimbursement of expense support		2,449		1,831
Net operating expenses		30,159		19,748
Net investment income before taxes		16,797		11,723
Income tax expense		(81)		(1,630)
Net investment income		16,716		10,093
Net change in unrealized appreciation on investments:				
Portfolio company investments		43,693		34,503
U.S. treasury bills		26		—
Provision for deferred taxes on investments		(2,370)		(1,610)
Total net change in unrealized appreciation on investments		41,349		32,893
Net increase in net assets resulting from operations	$	58,065	$	42,986
Common shares information:				
Net investment income per share	$	0.92	$	0.79
Net increase in net assets resulting from operations per share	$	3.21	$	3.39
Weighted average number of common shares outstanding		18,072		12,696

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(in thousands)

	Common Shares		Capital in Excess of Par Value	Distributable Earnings	Total Net Assets
	Number of Shares	Par Value			
Balance as of December 31, 2020	**10,458**	**$ 10**	**$ 278,908**	**$ 30,044**	**$ 308,962**
Net investment income	—	—	—	10,093	10,093
Net change in unrealized appreciation on investments	—	—	—	32,893	32,893
Distributions to shareholders	—	—	—	(15,489)	(15,489)
Issuance of common shares through the Offerings	5,325	5	162,961	—	162,966
Issuance of common shares through distribution reinvestment plan	138	1	4,174	—	4,175
Repurchase of common shares pursuant to share repurchase program	(107)	—	(3,291)	—	(3,291)
Balance as of December 31, 2021	**15,814**	**$ 16**	**$ 442,752**	**$ 57,541**	**$ 500,309**
Net investment income	—	—	—	16,716	16,716
Net change in unrealized appreciation on investments	—	—	—	41,349	41,349
Distributions to shareholders	—	—	—	(21,911)	(21,911)
Issuance of common shares through the Offerings	5,833	6	184,884	—	184,890
Issuance of common shares through distribution reinvestment plan	260	—	8,293	—	8,293
Repurchase of common shares pursuant to share repurchase program	(631)	(1)	(20,546)	—	(20,547)
Balance as of December 31, 2022	**21,276**	**$ 21**	**$ 615,383**	**$ 93,695**	**$ 709,099**

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,			
		2022		2021
Operating Activities:				
Net increase in net assets resulting from operations	$	58,065	$	42,986
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:				
Purchases of portfolio company investments		(89,384)		(192,759)
Proceeds from return of capital on portfolio company investments		237		2,463
Purchases of investments in U.S. treasury bills		(399,988)		—
Proceeds from redemptions/sales of U.S. treasury bills		294,606		—
Net change in unrealized appreciation on investments, excluding taxes		(43,719)		(34,503)
Accretion of discounts		(834)		—
Increase in net due to related parties		5,687		8,445
Increase in accounts payable and other accrued expenses		559		276
Increase in deferred tax liabilities, net		2,370		1,610
Increase in prepaid expenses and other assets		(416)		(33)
Other operating activities		133		102
Net cash used in operating activities		(172,684)		(171,413)
Financing Activities:				
Proceeds from issuance of common shares		184,890		162,966
Payment on repurchases of common shares		(18,688)		(4,751)
Distributions paid, net of distributions reinvested		(15,184)		(10,766)
Deferred financing costs		(201)		(20)
Net cash provided by financing activities		150,817		147,429
Net decrease in cash		(21,867)		(23,984)
Cash, beginning of period		58,704		82,688
Cash, end of period	$	36,837	$	58,704
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	606	$	1,530
Supplemental disclosure of non-cash financing activities:				
Distributions reinvested	$	8,293	$	4,175
Amounts incurred but not paid (including amounts due to related parties):				
Distributions payable	$	—	$	1,566
Offering costs	$	331	$	176
Payable for shares repurchased	$	2,368	$	509

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2022
(in thousands, except share data)

Company[1][2]	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Amortized Cost	Fair Value
Senior Secured Notes – First Lien – 14.3%						
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	$ 37,000	$ 37,000	$ 37,000
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	8/1/2024	2,000	2,000	2,000
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	22,500	22,500
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	2/7/2026	15,700	15,700	15,700
Total Senior Secured Notes – First Lien					101,600	101,600
Senior Secured Notes – Second Lien – 10.6%						
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	$ 12,114	$ 12,114	$ 12,114
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,641	2,641	2,641
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	7/7/2026	15,000	15,000	15,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2027	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834	2,834	2,834
Vektek Holdings, LLC	Engineered Products	15.0%	11/6/2029	24,400	24,400	24,400
Total Senior Secured Notes – Second Lien					75,342	75,342
Total Senior Secured Notes					**176,942**	**176,942**
Equity – 58.1%						
ATA Holding Company, LLC[3]	Real Estate Services			37,985	$ 37,125	$ 38,406
Auriemma U.S. Roundtables[3]	Information Services and Advisory Solutions			32,386	32,386	46,187
Blue Ridge ESOP Associates	Business Services			11,489	12,793	20,334
Clarion Safety Systems, LLC[3]	Visual Safety Solutions			50,562	50,756	51,609
Douglas Machines Corp.[3]	Sanitation Products			35,500	35,500	37,338
Healthcare Safety Holdings, LLC[3]	Healthcare Supplies			17,320	17,320	33,865
Lawn Doctor, Inc.[3]	Commercial and Professional Services			7,746	27,776	66,028
Milton Industries Inc.	Engineered Products			6,647	6,647	15,203
Polyform Products, Co.[3]	Hobby Goods and Supplies			10,820	15,599	25,105
Resolution Economics, LLC	Business Services			7,166	7,129	13,793
Vektek Holdings, LLC[3]	Engineered Products			56,928	56,928	64,027
Total Equity					299,959	411,895
Total Portfolio Company Investments – 83.0%					$ 476,901	$ 588,837

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2022 (CONTINUED)
(in thousands, except share data)

	Interest Rate	Maturity Date	Principal Amount	Amortized Cost	Fair Value
Other Investments – 15.0%					
U.S. Treasury Bills	Zero Coupon	1/3/2023	$ 88,235	$ 88,210	$ 88,235
U.S. Treasury Bills	Zero Coupon	1/24/2023	18,047	18,006	18,007
Total Other Investments				106,216	106,242
TOTAL INVESTMENTS – 98.0%				$ 583,117	$ 695,079
OTHER ASSETS IN EXCESS OF LIABILITIES – 2.0%					14,020
NET ASSETS – 100.0%					$ 709,099

FOOTNOTES:

(1)   Security may be an obligation of one or more entities affiliated with the named company.

(2)   Percentages represent fair value as a percentage of net assets for each investment category.

(3)   As of December 31, 2022, the Company owned a controlling interest in this portfolio company.

See notes to consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC
CONSOLIDATED SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2021
(in thousands, except share data)

Company[1][2]	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares		Cost		Fair Value
Senior Secured Notes – First Lien – 23.3%								
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	$ 37,000	$	37,000	$	37,000
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	11/13/2022	2,000		2,000		2,000
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500		22,500		22,500
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000		15,000		15,000
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400		24,400		24,400
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700		15,700		15,700
Total Senior Secured Notes – First Lien						116,600		116,600
Senior Secured Notes – Second Lien – 7.2%								
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	$ 12,114	$	12,114	$	12,114
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,641		2,641		2,641
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	7/7/2026	15,000		15,000		15,000
Milton Industries, Inc.	Engineered Products	15.0%	12/19/2027	3,353		3,353		3,353
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834		2,834		2,834
Total Senior Secured Notes - Second Lien						35,942		35,942
Total Senior Secured Notes						**152,542**		**152,542**
Equity – 60.7%								
ATA Holding Company, LLC[3]	Real Estate Services			36,980	$	36,000	$	41,612
Auriemma U.S Roundtables[3]	Information Services and Advisory Solutions			32,386		32,386		40,902
Blue Ridge ESOP Associates	Business Services			9,859		9,859		12,731
Clarion Safety Systems, LLC[3]	Visual Safety Solutions			46,759		46,759		46,760
Douglas Machines Corp.[3]	Sanitation Products			35,500		35,500		35,500
Healthcare Safety Holdings, LLC[3]	Healthcare Supplies			17,320		17,320		24,117
Lawn Doctor, Inc.[3]	Commercial and Professional Services			7,746		28,013		56,806
Milton Industries, Inc.	Engineered Products			6,647		6,647		9,286
Polyform Products, Co.[3]	Hobby Goods and Supplies			10,820		15,599		24,116
Resolution Economics, LLC	Business Services			7,166		7,129		11,625
Total Equity						**235,212**		**303,455**
TOTAL INVESTMENTS – 91.2%					$	**387,754**	$	**455,997**
OTHER ASSETS IN EXCESS OF LIABILITIES – 8.8%								44,312
NET ASSETS – 100.0%							$	500,309

FOOTNOTES:

(1)   Security may be an obligation of one or more entities affiliated with the named company.

(2)   Percentages represent fair value as a percentage of net assets for each investment category.

(3)   As of December 31, 2021, the Company owned a controlling interest in this portfolio company.

See notes to consolidated financial statements.

1. Principal Business and Organization

CNL Strategic Capital, LLC (the "Company") is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the "Manager") and sub-managed by Levine Leichtman Strategic Capital, LLC (the "Sub-Manager"). The Manager is responsible for the overall management of the Company's activities and the Sub-Manager is responsible for the day-to-day management of the Company's assets. The Manager and the Sub-Manager are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act").

The Company intends to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. The Company's business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

The Company intends for a significant majority of its total assets to be comprised of long-term controlling equity interests and debt positions in the businesses it acquires. In addition and to a lesser extent, the Company may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity interests in combination with other funds managed by the Sub-Manager from co-investments with other partnerships managed by the Sub-Manager or their affiliates. The Company expects that these positions will comprise a minority of its total assets.

During the period from commencement of operations on February 7, 2018 to December 31, 2020, the Company offered Class FA ("Class FA") and Class S ("Class S") limited liability company interests (collectively, the "Founder shares") through a combination of four private offerings (the "Private Offerings"). All of the Private Offerings were terminated on or before December 31, 2020.

The Company commenced its initial public offering of up to $1.1 billion of its limited liability company interests ("shares") on March 7, 2018 (the "Initial Public Offering"), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the "Initial Registration Statement"). On November 1, 2021, the Company commenced a follow-on public offering of up to $1.1 billion of shares (the "Follow-On Public Offering" and together with the Initial Public Offering, the "Public Offerings"), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1 (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC"). Upon commencement of the Follow-On Public Offering, the Initial Registration Statement was deemed terminated.

Through the Follow-On Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the "Non-founder shares"). There are differing selling fees and commissions and dealer manager fees for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Follow-On Public Offering (excluding sales pursuant to its distribution reinvestment plan). See Note 7. "Capital Transactions" and Note 13. "Subsequent Events" for additional information related to the Public Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Financial Accounting Standards Board Accounting Standards Codification (the "Codification" or "ASC"), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, "Financial Services—Investment Companies" ("ASC Topic 946") to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company's business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company's financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Risks and Uncertainties

The Company's portfolio companies and the success of its investment activities are affected by global and national economic, political and market conditions generally and also by the local economic conditions where the portfolio companies are located and operate. Certain external events such as public health crises, including the novel coronavirus ("COVID-19") and its variants, natural disasters and geopolitical events, including the ongoing conflict between Russia, Belarus and Ukraine, have recently led to increased financial and credit market volatility and disruptions, leading to record inflationary pressure, rising interest rates, supply chain issues, labor shortages and recessionary concerns. In response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2022 and have indicated likely further interest rate increases. The full impact of such external events on the financial and credit markets and consequently on the Company's financial conditions and results of operations is uncertain and cannot be fully predicted. The Company will continue to monitor these events and will adjust its operations as necessary.

Cash

Cash consists of demand deposits at commercial banks. Demand deposits are carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with GAAP. The uncertainty of future events may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820") clarifies that fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager's or the Sub-Manager's own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset. U.S. Treasury securities are classified as Level 1 assets and are recorded at fair value based on the average of the bid and ask quotes for identical instruments.

The Company's board of directors is responsible for determining in good faith the fair value of the Company's Level 2 and Level 3 investments in accordance with the Company's valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company's Level 2 and Level 3 assets requires judgment, which include assets for which market prices are not available. For most of the Company's assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company's net asset value is based, in part, on the fair value of its assets, the Company's calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company's board of directors may determine that the fair value of the Company's Level 2 and Level 3 assets differs materially from the values that were provided by the independent valuation firm.

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value of its Level 2 and Level 3 assets. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the amortized cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation on investments will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Recognition

Interest Income – Interest income from loans and debt securities is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management's judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loan investments.

Original issue discounts ("OID") on U.S. Treasury securities are reflected in the initial cost basis and the Company accretes such amounts as interest income over the term of the respective security using the effective interest method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there are sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital shares at par value and (ii) paid in capital in excess of par value, excluding upfront selling commissions and dealer manager fees.

Share Repurchases

Under the Company's share repurchase program (the "Share Repurchase Program"), shares are redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. "Capital Transactions" for additional information.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on the Company's consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company's consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Distribution and Shareholder Servicing Fees

The Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. "Related Party Transactions." The Company records the distribution and shareholder servicing fees, which accrue daily, in the Company's consolidated statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. "Borrowings") are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the Company's consolidated statements of operations.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, organization and offering expenses, distribution and shareholder servicing fees, Expense Support (reimbursement) and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such expenses are attributable to the particular share classes, as determined by the Company's board of directors, the Company's governing agreements and, in certain cases, expenses which are specifically identifiable to a share class.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Net Investment Income per Share and Net Increase in Net Assets Resulting From Operations per Share

Net investment income per share and net increase in net assets resulting from operations per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company's board of directors has declared and intends to continue to declare distributions based on monthly record dates. Distributions declared prior to December 2022 were paid monthly in arrears. Distributions are paid in the month they are declared beginning with distributions declared in December 2022. Distributions are made on all classes of the Company's shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

Reclassifications

Certain reclassifications have been made to the consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2021 to conform with the current year presentation. There was no impact on the Company's consolidated net income, net change in net assets resulting from operations, net cash used in operations or net cash provided by financing activities as a result of the reclassifications.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, "Income Taxes." The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the Company's consolidated statements of operations.

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of "qualifying income" (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the "qualifying income exception"). As a partnership, the individual shareholders are responsible for their proportionate share of the Company's taxable income.

The Company holds certain equity investments in taxable subsidiaries (the "Taxable Subsidiaries"). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are "pass through" entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, or benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries' ownership of certain portfolio investments. The income tax expense, or benefit, and related tax assets and liabilities are reflected in the Company's condensed consolidated financial statements. See Note 9. "Income Taxes" for additional information.

During the years ended December 31, 2022 and 2021, the Company did not incur any material interest or penalties. Tax years 2019 and forward remain subject to examination by taxing authorities.

3. Investments

During the year ended December 31, 2022, the Company invested approximately $81.3 million in one new portfolio company, Vektek Holdings, LLC ("Vektek"), through a combination of debt and equity investments, and additional equity investments in ATA National Title Group, LLC ("ATA"), Clarion Safety Systems, LLC ("Clarion") and Blue Ridge ESOP Associates ("Blue Ridge") totaling approximately $8.1 million. In March 2023, the Company invested approximately $106.0 million in an additional portfolio company, as described further in Note 13. "Subsequent Events."

Additionally, during the year ended December 31, 2022, the Company began investing in short-term U.S. Treasury Bills. As of December 31, 2022, the U.S. Treasury Bills held by the Company were scheduled to mature within 30 days.

During the year ended December 31, 2021, the Company invested approximately $192.8 million in aggregate in three portfolio companies, ATA, Douglas Machines, Inc. ("Douglas") and Clarion, through a combination of debt and equity investments.

The Company's investment portfolio is summarized as follows as of December 31, 2022 and 2021 (in thousands):

Asset Category	Cost		Fair Value		Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
			As of December 31, 2022			
Senior secured debt						
First lien	$	101,600	$	101,600	14.6 %	14.3 %
Second lien		75,342		75,342	10.8	10.6
Total senior secured debt		176,942		176,942	25.4	24.9
Equity		299,959		411,895	59.3	58.1
U.S. Treasury Bills		106,216		106,242	15.3	15.0
Total investments	$	**583,117**	$	**695,079**	**100.0 %**	**98.0 %**

Asset Category	Cost		Fair Value		Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
			As of December 31, 2021			
Senior secured debt						
First lien	$	116,600	$	116,600	25.6 %	23.3 %
Second lien		35,942		35,942	7.9	7.2
Total senior secured debt		152,542		152,542	33.5	30.5
Equity		235,212		303,455	66.5	60.7
Total investments	$	**387,754**	$	**455,997**	**100.0 %**	**91.2 %**

Collectively, the Company's debt investments accrue interest at a weighted average per annum rate of 15.2% and have weighted average remaining years to maturity of 4.7 years as of December 31, 2022. The note purchase agreements contain customary covenants and events of default. As of December 31, 2022, all of the Company's portfolio companies were in compliance with their respective debt covenants.

As of December 31, 2022 and 2021, none of the Company's debt investments were on non-accrual status.

The Company's investments in U.S. Treasury Bills do not accrue interest. The Company purchases U.S. Treasury Bills at a discount and accretes such amounts as interest income over the term of the respective security using the effective interest method. The effective yield on the Company's investments in U.S. Treasury Bills during the year ended December 31, 2022 ranged from 2.1% to 3.9%.

The industry dispersion of the Company's portfolio company investments, based on fair value, as of December 31, 2022 and 2021 were as follows:

	As of December 31,	
Industry	**2022**	**2021**
Engineered Products	18.2 %	2.8 %
Commercial and Professional Services	13.8	15.8
Real Estate Services	12.8	17.2
Visual Safety Solutions	12.6	15.2
Information Services and Advisory Solutions	10.2	12.1
Healthcare Supplies	9.9	10.6
Sanitation Products	8.9	11.1
Hobby Goods and Supplies	6.9	8.7
Business Services	6.7	6.5
Total	100.0 %	100.0 %

All investment positions held as of December 31, 2022 and 2021 were denominated in U.S. dollars and located in the United States based on their country of domicile.

Summarized Portfolio Company Financial Information

The following tables present audited summarized operating data for the years ended December 31, 2022 and 2021, and summarized balance sheet data as of December 31, 2022 and December 31, 2021 for the Company's portfolio companies (in thousands):

Summarized Operating Data

	Year Ended December 31, 2022									
	Lawn Doctor	Polyform	Round-tables	HSH	ATA	Douglas	Clarion	Vektek[1]	Milton	Other[2]
Revenues	$ 38,613	$ 23,106	$ 15,403	$ 36,413	$ 60,573	$ 27,402	$ 13,132	$ 26,190	$ 69,588	$ 93,492
Expenses	(34,818)	(21,141)	(14,458)	(32,905)	(60,178)	(26,781)	(12,171)	(26,513)	(76,035)	(88,961)
Income (loss) before taxes	3,795	1,965	945	3,508	395	621	961	(323)	(6,447)	4,531
Income tax (expense) benefit	(1,407)	(536)	(109)	(982)	—	(74)	(278)	(90)	1,046	290
Consolidated net income (loss)	2,388	1,429	836	2,526	395	547	683	(413)	(5,401)	4,821
Net loss attributable to non-controlling interests	213	—	—	—	—	—	—	—	—	—
Net income (loss)	$ 2,601	$ 1,429	$ 836	$ 2,526	$ 395	$ 547	$ 683	$ (413)	$ (5,401)	$ 4,821

	Year Ended December 31, 2021									
	Lawn Doctor	Polyform	Round-tables	HSH	ATA[3]	Douglas[4]	Clarion[5]	Milton	Other[2]
Revenues	$ 35,018	$ 22,297	$ 13,128	$ 32,918	$ 59,021	$ 6,099	$ 676	$ 47,444	$ 70,812
Expenses	(31,749)	(20,097)	(13,276)	(30,769)	(52,494)	(7,027)	(1,857)	(54,579)	(73,411)
Income (loss) before taxes	3,269	2,200	(148)	2,149	6,527	(928)	(1,181)	(7,135)	(2,599)
Income tax (expense) benefit	(832)	(574)	(469)	(456)	—	—	341	(573)	1,448
Consolidated net income (loss)	2,437	1,626	(617)	1,693	6,527	(928)	(840)	(7,708)	(1,151)
Net loss attributable to non-controlling interests	107	—	—	—	—	—	—	—	—
Net income (loss)	$ 2,544	$ 1,626	$ (617)	$ 1,693	$ 6,527	$ (928)	$ (840)	$ (7,708)	$ (1,151)

Summarized Balance Sheet Data

	Lawn Doctor	Polyform	Round-tables	HSH	ATA	Douglas	Clarion	Vektek	Milton	Other[2]
					As of December 31, 2022					
Current assets	$ 12,412	$ 9,532	$ 2,455	$ 11,780	$ 7,219	$ 11,650	$ 3,399	$ 14,832	$ 28,894	$ 60,887
Non-current assets	91,900	27,263	59,865	36,414	88,340	47,614	69,685	101,917	81,520	300,986
Current liabilities	8,476	1,463	2,461	4,160	6,834	5,431	457	2,536	6,614	36,853
Non-current liabilities	63,013	21,484	21,714	27,783	43,915	15,939	22,500	48,654	74,434	164,579
Non-controlling interest	512	—	—	—	—	—	—	—	—	—
Stockholders' equity	32,311	13,848	38,145	16,251	44,810	37,894	50,127	65,559	29,366	160,441
Ownership Percentage[6]	61%	87%	81%	75%	75%	90%	98%	84%	13%	[7]

	Lawn Doctor	Polyform	Round-tables	HSH	ATA	Douglas	Clarion	Milton	Other[2]
					As of December 31, 2021				
Current assets	$ 13,926	$ 9,940	$ 2,043	$ 14,260	$ 10,029	$ 10,640	$ 3,084	$ 19,911	$ 44,881
Non-current assets	92,309	28,948	61,955	39,653	90,510	45,880	66,182	71,140	251,257
Current liabilities	7,961	2,290	4,738	7,341	9,002	1,818	420	4,571	37,210
Non-current liabilities	63,576	21,557	19,771	28,536	43,458	16,280	22,500	51,940	116,786
Non-controlling interest	(500)	—	—	—	—	—	—	—	—
Stockholders' equity	35,198	15,041	39,489	18,036	48,079	38,422	46,346	34,540	142,142
Ownership Percentage[6]	61%	87%	81%	75%	75%	90%	99%	13%	[7]

FOOTNOTES:

(1) Summarized operating data presented for Vektek is for the period from May 6, 2022 (the date the Company acquired its investments in Vektek) to December 31, 2022.

(2) Includes aggregate summarized financial information for the Company's co-investments (Resolution Economics and Blue Ridge) in which the Company owns a minority equity interest and which were individually less than 10% significance for the periods presented. Summarized financial information for Resolution Economics is reported on a one-month lag.

(3) Summarized operating data presented for ATA is for the period from April 1, 2021 (the date the Company acquired its investments in ATA) to December 31, 2021.

(4) Summarized operating data presented for Douglas is for the period from October 7, 2021 (the date the Company acquired its investments in Douglas) to December 31, 2021.

(5) Summarized operating data presented for Clarion is for the period from December 9, 2021 (the date the Company acquired its investments in Clarion) to December 31, 2021.

(6) Represents the Company's undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

(7) As of December 31, 2022 and 2021, the Company owned approximately 8% of Resolution Economics and 16% of Blue Ridge.

4. Fair Value of Financial Instruments

The Company's investments were categorized in the fair value hierarchy described in Note 2. "Significant Accounting Policies," as follows as of December 31, 2022 and 2021 (in thousands):

Description	As of December 31, 2022				As of December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$ —	$ —	$ 176,942	$ 176,942	$ —	$ —	$ 152,542	$ 152,542
Equity	—	—	411,895	411,895	—	—	303,455	303,455
U.S. Treasury Bills	106,242	—	—	106,242	—	—	—	—
Total investments	$ 106,242	$ —	$ 588,837	$ 695,079	$ —	$ —	$ 455,997	$ 455,997

CNL STRATEGIC CAPITAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

The ranges of unobservable inputs used in the fair value measurement of the Company's Level 3 investments as of December 31, 2022 and 2021 were as follows (in thousands):

As of December 31, 2022

Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[1]	Impact to Valuation from an Increase in Input [2]
Senior Debt	$ 176,942	Discounted Cash Flow	Discount Rate	9.8% – 13.8% (11.6%)	Decrease
		Market Comparables	EBITDA Multiple	6.5x – 13.2x (9.8x)	Increase
		Transaction Method	EBITDA Multiple	6.5x – 13.0x (10.8x)	Increase
Equity	411,895	Discounted Cash Flow	Discount Rate	9.8% – 13.8% (11.6%)	Decrease
		Market Comparables	EBITDA Multiple	6.5x – 13.2x (9.8x)	Increase
		Transaction Method	EBITDA Multiple	6.5x – 13.0x (10.8x)	Increase
Total	**$ 588,837**				

As of December 31, 2021

Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)[1]	Impact to Valuation from an Increase in Input [2]
Senior Debt	$ 130,042	Discounted Cash Flow	Discount Rate	8.5% – 13.0% (11.4%)	Decrease
		Market Comparables	EBITDA Multiple	4.1x – 15.2x (8.9x)	Increase
		Transaction Method	EBITDA Multiple	6.0x – 12.5x (9.6x)	Increase
	22,500	Transaction Precedent	Transaction Price	N/A	N/A
Equity	256,695	Discounted Cash Flow	Discount Rate	8.5% – 13.0% (11.4%)	Decrease
		Market Comparables	EBITDA Multiple	4.1x – 15.2x (8.9x)	Increase
		Transaction Method	EBITDA Multiple	6.0x – 12.5x (9.6x)	Increase
	46,760	Transaction Precedent	Transaction Price	N/A	N/A
Total	**$ 455,997**				

FOOTNOTES:

(1) Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.

(2) This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding tables include the significant unobservable inputs as they relate to the Company's determination of fair values for its investments categorized within Level 3 as of December 31, 2022 and 2021. In addition to the techniques and inputs noted in the tables above, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company's investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company's investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security's issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following tables provide a reconciliation of investments for which Level 3 inputs were used in determining fair value for the years ended December 31, 2022 and 2021 (in thousands):

| | Year Ended December 31, 2022 | | |
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2022	$ 152,542	$ 303,455	$ 455,997
Additions	24,400	64,984	89,384
Return of capital[1]	—	(237)	(237)
Net change in unrealized appreciation[2]	—	43,693	43,693
Fair value balance as of December 31, 2022	$ 176,942	$ 411,895	$ 588,837
Change in net unrealized appreciation on investments held as of December 31, 2022[2]	$ —	$ 43,693	$ 43,693

| | Year Ended December 31, 2021 | | |
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2021	$ 78,042	$ 153,155	$ 231,197
Additions	74,500	118,260	192,760
Return of capital[1]	—	(2,463)	(2,463)
Net change in unrealized appreciation[2]	—	34,503	34,503
Fair value balance as of December 31, 2021	$ 152,542	$ 303,455	$ 455,997
Change in net unrealized appreciation on investments held as of December 31, 2021[2]	$ —	$ 34,503	$ 34,503

FOOTNOTES:

(1) Represents portion of distributions received which were accounted for as a return of capital. See Note 2. "Significant Accounting Policies" for information on the accounting treatment of distributions from portfolio companies.

(2) Included in net change in unrealized appreciation on investments in the consolidated statements of operations.

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, receive fees and compensation in connection with the Public Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Managing Dealer

Commissions — The Company pays CNL Securities Corp. (the "Managing Dealer"), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Public Offerings (excluding sales pursuant to the Company's distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Dealer Manager Fee — The Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Public Offerings (excluding sales pursuant to the Company's distribution reinvestment plan). The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.

Distribution and Shareholder Servicing Fee — The Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee, subject to certain limits, that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Organization and Offering Costs — The Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the organization and offering costs (other than selling commissions and dealer manager fees) they have incurred on the Company's behalf only to the extent that such expenses do not exceed 1.5% of the cumulative gross proceeds from the Public Offerings. The Company incurred an obligation to reimburse the Manager and Sub-Manager for approximately $2.8 million and $2.5 million in organization and offering costs based on actual amounts raised through the Public Offerings during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Manager and the Sub-Manager had incurred additional organization and offering costs of approximately $2.4 million on behalf of the Company in connection with the Public Offerings in excess of the reimbursement limitation. These costs will be recognized by the Company in future periods as the Company receives future offering proceeds from the Follow-On Public Offering to the extent such costs are within the 1.5% limitation.

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $8.9 million and $4.8 million during the years ended December 31, 2022 and 2021, respectively.

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company's average gross assets and (y) the ratio of Non-founder shares Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company's average gross assets and (y) the ratio of outstanding Founder shares Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company's gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company's assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, "Average Adjusted Capital" for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. "Adjusted Capital" is defined as cumulative proceeds generated from sales of the Company's shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of upfront selling commissions and dealer manager fees ("sales load"), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, and adjusted for share conversions, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $11.5 million and $7.3 million during the years ended December 31, 2022 and 2021, respectively.

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company accrues (but does not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and performs a final reconciliation and makes required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, "Total Return to Shareholders" for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms "Total Return to Non-founder Shareholders" and "Total Return to Founder Shareholders" means the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

- No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the "Annual Preferred Return").

- As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the "Non-founder breakpoint," in any calendar year, will be payable to the Manager ("Non-founder Catch Up"). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

- As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the "founder breakpoint," in any calendar year, will be payable to the Manager ("Founder Catch Up"). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.

- For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

- For purposes of calculating the Total Return to Shareholders, the change in the Company's net asset value is subject to a High Water Mark. The "High Water Mark" is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company's assets, provided such adjustment is approved by the Company's board of directors. If, as of each calendar year end, the Company's net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company's net asset value for such share class in excess of the High Water Mark, and (B) if the Company's net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company's per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company's per share net asset value will be included in the calculation of Total Return to Shareholders for such share class. For the years ended December 31, 2022 and 2021, the High Water Marks were as follows:

For the year ended:	Class FA	Class A	Class T	Class D	Class I	Class S
December 31, 2022	$ 32.62	$ 30.78	$ 30.66	$ 30.35	$ 31.18	$ 32.84
December 31, 2021	29.97	28.76	28.67	28.24	29.06	30.08

For purposes of this calculation, "Average Adjusted Capital" for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

Reimbursement to Manager and Sub-Manager for Operating Expenses and Pursuit Costs — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company's activities, acquisitions, dispositions, financings and business, subject to the terms of the Company's limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager, as amended, (the "Expense Support and Conditional Reimbursement Agreement"), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company's annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company's distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the "Expense Support").

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the "Excess Operating Funds"), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the "Conditional Reimbursements") as described further in the Expense Support and Conditional Reimbursement Agreement. The Company's obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception, the Company has received cumulative Expense Support from the Manager and Sub-Manager of approximately $5.1 million. During the years ended December 31, 2022 and 2021, the Company accrued reimbursement of Expense Support due to the Manager and Sub-Manager of approximately $2.4 million and $1.8 million, respectively. Expense support (reimbursement) is paid by (to) the Manager and Sub-Manager annually in arrears.

The following table summarizes annual Expense Support received, Expense Support reimbursed, and the remaining Expense Support that may become reimbursable, subject to the conditions of reimbursement defined in the Expense Support and Conditional Reimbursement Agreement, as of December 31, 2022 (in thousands):

For the Year Ended	Amount of Expense Support Received	Expense Support Reimbursed[1]	Unreimbursed Expense Support Subject to Reimbursement[2]	Reimbursement Eligibility Expiration
December 31, 2018	$ 390	$ (353)	$ —	[3]
December 31, 2019	1,372	(1,339)	—	[3]
December 31, 2020	3,301	(2,588)	713	March 31, 2024
	$ 5,063	$ (4,280)	$ 713	

FOOTNOTES:

(1) Includes approximately $2,449 and $1,831 accrued as of December 31, 2022 and 2021, respectively, which were paid to the Manager and Sub-Manager in January 2023 and 2022, respectively. Expense support reimbursement is calculated by share class and subject to limitations as defined in the Expense Support and Conditional Reimbursement Agreement described above.

(2) Management believes that additional reimbursement by the Company to the Manager and Sub-Manager related to the year ended December 31, 2020 is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement as of December 31, 2022.

(3) Unreimbursed amounts of $37 and $33 related to the years ended December 31, 2018 and 2019, respectively, will not be reimbursed in future periods.

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.4 million shares as of December 31, 2022 and 2021. These individuals and entities received distributions from the Company of approximately $0.5 million and $0.7 million during the years ended December 31, 2022 and 2021, respectively.

Summary of Related Party Fees and Expenses

Related party fees and expenses incurred for the years ended December 31, 2022 and 2021 are summarized below (in thousands):

Related Party	Source Agreement & Description	Years Ended December 31, 2022	Years Ended December 31, 2021
Managing Dealer	Managing Dealer Agreements:		
	Commissions	$ 1,799	$ 1,524
	Dealer manager fees	933	821
	Distribution and shareholder servicing fees	789	397
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement:		
	Offering expense reimbursement[(1)(2)]	2,814	2,490
	Base management fees[(1)]	8,941	4,845
	Total return incentive fees[(1)]	11,456	7,283
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement:		
	Reimbursement of Expense Support	2,449	1,831
Manager	Administrative Services Agreement:		
	Reimbursement of third-party operating expenses[(1)]	84	104
Sub-Manager	Sub-Management Agreement:		
	Reimbursement of third-party pursuit costs[(1)(3)]	764	651

FOOTNOTES:

(1) Expenses subject to Expense Support, if applicable. There was no Expense Support recorded for the years ended December 31, 2022 and 2021.

(2) Offering expense reimbursements are capitalized on the Company's consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company's statements of operations over the lesser of the offering period or 12 months.

(3) Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

The following table presents amounts due to related parties as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Total return incentive fees	$ 11,456	$ 7,283
Reimbursement of expense support	2,449	1,831
Base management fees	864	578
Offering expenses	331	176
Distribution and shareholder servicing fees	84	53
Reimbursement of third-party operating expenses and pursuit costs	425	1
Total due to related parties	$ 15,609	$ 9,922

6. Distributions

The Company's board of directors declared distributions on a monthly basis in each of the years ended December 31, 2022 and 2021. Distributions declared prior to December 2022 were paid monthly in arrears. Distributions are paid in the month they are declared beginning with distributions declared in December 2022. The following table reflects the total distributions declared during the years ended December 31, 2022 and 2021 (in thousands except per share data):

Distribution Period	Distributions Declared[(1)]	Distributions Reinvested[(2)]	Cash Distributions Net of Distributions Reinvested
Year ended December 31, 2022	$ 21,911	$ 7,794	$ 14,117
Year ended December 31, 2021	15,489	4,429	11,060

FOOTNOTES:

(1) The Company's board of directors declared distributions per share on a monthly basis. See Note 12. "Financial Highlights" for distributions declared by share class. Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2022 - December 31, 2022	$ 0.104167	$ 0.104167	$ 0.083333	$ 0.093750	$ 0.104167	$ 0.104167
January 1, 2021 - December 31, 2021	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2) Amounts based on distribution record date.

The sources of declared distributions on a GAAP basis were as follows (in thousands):

	Years Ended December 31,			
	2022		2021	
	Amount	% of Distributions Declared	Amount	% of Distributions Declared
Net investment income[1]	$ 16,716	76.3 %	$ 10,093	65.2 %
Distributions in excess of net investment income[2]	5,195	23.7	5,396	34.8
Total distributions declared	$ 21,911	100.0 %	$ 15,489	100.0 %

FOOTNOTES:

(1) Net investment income includes reimbursement of Expense Support of $2,449 and $1,831 for the years ended December 31, 2022 and 2021, respectively. See Note 5. "Related Party Transactions" for additional information.

(2) Consists of distributions made from offering proceeds for the periods presented.

In December 2022, the Company's board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on January 26, 2023 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

7. Capital Transactions

Public Offerings

Under the Public Offerings, the Company has offered and continues to offer up to $1.0 billion of shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Public Offerings, uses its best effort but is not required to sell any specific amount of shares. The Company is offering, in any combination, four classes of shares in the Follow-On Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in shares. There are differing selling fees and commissions for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to the Company's distribution reinvestment plan). The public offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company's board of directors. As of December 31, 2022, the public offering price was $35.08 per Class A share, $33.71 per Class T share, $31.77 per Class D share and $32.59 per Class I share.

The Company is also offering, in any combination, up to $100.0 million of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan. See Note 13. "Subsequent Events" for additional information related to the Follow-On Public Offering.

The following tables summarize the total shares issued and proceeds received by share class in connection with the Public Offerings, excluding shares repurchased through the Share Repurchase Program and share conversions described further below, for the years ended December 31, 2022 and 2021 (in thousands except per share data):

Year Ended December 31, 2022

| Share Class | Proceeds from Public Offerings | | | | Distributions Reinvested[1] | | Total | | |
	Shares Issued	Gross Proceeds	Sales Load[2]	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	641	$ 21,727	$ (1,572)	$ 20,155	58	$ 1,842	699	$ 21,997	$ 31.46
Class T	763	25,194	(1,160)	24,034	41	1,281	804	25,315	31.49
Class D	949	29,600	—	29,600	29	940	978	30,540	31.19
Class I	3,480	111,101	—	111,101	132	4,230	3,612	115,331	31.92
	5,833	$ 187,622	$ (2,732)	$ 184,890	260	$ 8,293	6,093	$ 193,183	$ 31.70

Year Ended December 31, 2021

| Share Class | Proceeds from Public Offerings | | | | Distributions Reinvested[1] | | Total | | |
	Shares Issued	Gross Proceeds	Sales Load[2]	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	403	$ 13,196	$ (959)	$ 12,237	44	$ 1,323	$ 447	$ 13,560	30.33
Class T	954	30,411	(1,386)	29,025	19	585	973	29,610	30.41
Class D	549	16,473	—	16,473	14	410	563	16,883	30.06
Class I	3,419	105,231	—	105,231	61	1,857	3,480	107,088	30.78
	5,325	$ 165,311	$ (2,345)	$ 162,966	138	$ 4,175	5,463	$ 167,141	$ 30.60

FOOTNOTES:

(1) Amounts are based on distribution reinvestment date. Distributions declared prior to December 2022 were reinvested monthly in arrears. Distributions are reinvested in the month they are declared beginning with distributions declared in December 2022.

(2) The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through the Public Offerings. See Note 5. "Related Party Transactions" for additional information.

Share Repurchase Program

In accordance with the Share Repurchase Program the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares is limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company's trailing four quarters). Notwithstanding the foregoing, at the sole discretion of the Company's board of directors, the Company may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the year ended December 31, 2022, the Company received requests for the repurchase of approximately $20.5 million of the Company's common shares, which exceeded amounts available for repurchase under the Share Repurchase Program by approximately $13.6 million. The Company's board of directors approved the excess repurchase requests received for the year ended December 31, 2022. During the year ended December 31, 2021, the Company received requests for the repurchase of approximately $3.3 million of the Company's common shares, which did not exceed amounts available for repurchase under the Share Repurchase Program.

The following table summarizes the shares repurchased during the years ended December 31, 2022 and 2021 (in thousands except per share data):

| | Years Ended December 31, | | | | | |
| | 2022 | | | 2021 | | |
Share Class	Number of Shares	Total Consideration	Average Price Paid per Share	Number of Shares	Total Consideration	Average Price Paid per Share
Class FA	315	$ 10,493	$ 33.31	20	$ 631	$ 32.11
Class A	24	738	31.36	21	627	30.04
Class T	11	338	31.28	19	574	29.97
Class D	30	952	31.35	7	198	29.58
Class I	250	7,998	31.95	36	1,119	30.78
Class S	1	28	33.74	4	142	32.85
Total	631	$ 20,547	$ 32.57	107	$ 3,291	$ 30.74

As of December 31, 2022 and 2021, the Company had a payable for shares repurchased of approximately $2.4 million and $0.5 million, respectively.

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

During the year ended December 31, 2022, approximately 59,000 Class T shares were converted to approximately 59,000 Class A shares at an average conversion rate of 1.0. There were no share conversions during the year ended December 31, 2021.

8. Borrowings

In September 2021, the Company entered into a second amended and restated loan agreement (the "2021 Loan Agreement") and related promissory note with United Community Bank (d/b/a Seaside Bank and Trust) for a $25.0 million line of credit. The Company did not borrow any amounts under the 2021 Line of Credit and the Company's ability to request draws under the 2021 Loan Agreement expired in August 2022.

In August 2022, the Company entered into a new loan agreement (the "2022 Loan Agreement") and related promissory note with First Horizon Bank for a $50.0 million revolving line of credit (the "2022 Line of Credit"). In connection with the 2022 Loan Agreement, the Company is required to pay a total commitment fee to First Horizon Bank of $0.25 million, of which $0.13 million was paid during the year ended December 31, 2022. The 2022 Line of Credit is available for advances through August 2023.

The Company is required to pay a fee to First Horizon with each advance under the 2022 Line of Credit in the amount equal to 0.05% of the amount of each borrowing. The Company is also required to pay interest on the borrowed amount at a rate per year equal to the 30-day Secured Overnight Financing Rate ("SOFR") plus 2.75%. Interest payments are due monthly in arrears. Furthermore, the Company is required to pay a quarterly unused line fee when the average outstanding balance of the 2022 Line of Credit is less than $25.0 million. Unused line fees are due quarterly in arrears.

The Company may prepay, without penalty, all or any part of the borrowings under the 2022 Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. Under the 2022 Loan Agreement, the Company is required to comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by certain subsidiaries. Additionally, the Company has a covenant related to its fair market value of investments as a multiple of borrowings outstanding.

In connection with the 2022 Loan Agreement, the Company entered into a pledge and security agreement ("Pledge Agreement") in favor of the lender under the 2022 Line of Credit. Under the Pledge Agreement, the Company is required to contribute proceeds from the Follow-On Public Offering to pay down the outstanding debt to the extent there are any borrowings outstanding under the 2022 Loan Agreement.

The Company had not borrowed any amounts under the 2022 Line of Credit as of December 31, 2022.

9. Income Taxes

The Company incurs income tax expense (benefit) related to its Taxable Subsidiaries. The components of income tax expense (benefit) were as follows during the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,			
	2022		**2021**	
Current:				
Federal	$	63	$	1,315
State		18		315
Total current tax expense		81		1,630
Deferred:				
Federal		2,174		1,135
State		196		475
Total deferred tax expense		2,370		1,610
Income tax expense	$	2,451	$	3,240

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows (in thousands):

	December 31,			
	2022		**2021**	
Deferred tax assets:				
Carryforwards for net operating loss	$	770	$	533
Other		27		18
Valuation Allowance		(60)		(22)
Total deferred tax assets		737		529
Deferred tax liabilities:				
Unrealized appreciation on investments		(4,984)		(2,406)
Total deferred tax liabilities		(4,984)		(2,406)
Deferred tax liabilities, net	$	(4,247)	$	(1,877)

The table below presents a reconciliation of tax expense the Company would be subject to if it were taxed as a corporation to the Company's actual income tax expense incurred by its Taxable Subsidiaries for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,					
	2022			**2021**		
Tax expense computed at the federal statutory rate	$	12,708	21.0 %	$	9,707	21.0 %
State income tax expense net of federal benefit		214	0.4		789	1.7
Benefit of partnership structure		(10,471)	(17.3)		(7,256)	(15.7)
Income tax expense	$	2,451	4.1 %	$	3,240	7.0 %

The Company's taxable subsidiary entities had net operating loss carryforwards for federal purposes of approximately $2.8 million and $0.9 million as of December 31, 2022 and 2021, respectively, to offset future taxable income. The federal net operating loss carryforwards do not expire.

10. Concentrations of Risk

The Company had eight portfolio companies which met at least one of the significance tests under Rule 4-08(g) of Regulation S-X (the "Significance Tests") for at least one of the periods presented in the consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company's results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

11. Commitments & Contingencies

See Note 5. "Related Party Transactions" for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of organization and offering costs under the Public Offerings and for the reimbursement of Expense Support.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company's rights under contracts with its businesses. As of December 31, 2022, the Company was not involved in any legal proceedings.

In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company. However, based on experience, the Company expects that risk of loss to be remote.

12. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the years ended December 31, 2022 and 2021 (in thousands except per share data):

	Year Ended December 31, 2022					
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE						
Net Asset Value, Beginning of Year	$ 32.62	$ 30.78	$ 30.66	$ 30.35	$ 31.18	$ 32.84
Net investment income, before reimbursement of Expense Support[1]	1.65	0.86	0.57	0.66	0.82	1.59
Reimbursement of Expense Support[1]	(0.32)	(0.15)	—	—	(0.12)	—
Net investment income[1]	1.33	0.71	0.57	0.66	0.70	1.59
Net realized and unrealized gains, net of taxes[1][2]	2.20	2.21	2.23	2.23	2.25	2.21
Net increase resulting from investment operations	**3.53**	**2.92**	**2.80**	**2.89**	**2.95**	**3.80**
Distributions to shareholders[3]	(1.25)	(1.25)	(1.00)	(1.13)	(1.25)	(1.25)
Net decrease resulting from distributions to shareholders	**(1.25)**	**(1.25)**	**(1.00)**	**(1.13)**	**(1.25)**	**(1.25)**
Net Asset Value, End of Year	$ 34.90	$ 32.45	$ 32.46	$ 32.11	$ 32.88	$ 35.39
Net assets, end of period	$ 148,111	$ 71,242	$ 76,048	$ 62,844	$ 288,387	$ 62,467
Average net assets[4]	$ 146,773	$ 56,292	$ 59,959	$ 42,716	$ 219,256	$ 59,895
Shares outstanding, end of period	4,244	2,195	2,343	1,957	8,772	1,765
Distributions declared	$ 5,475	$ 2,230	$ 1,901	$ 1,536	$ 8,562	$ 2,207
Total investment return based on net asset value before total return incentive fee[5]	12.21 %	11.76 %	11.26 %	11.51 %	11.63 %	13.13 %
Total investment return based on net asset value after total return incentive fee[5]	10.79 %	9.69 %	9.29 %	9.69 %	9.66 %	11.80 %
RATIOS/SUPPLEMENTAL DATA:						
Ratios to average net assets:[4][6]						
Total operating expenses before total return incentive fee	1.34 %	3.17 %	4.19 %	4.13 %	3.34 %	1.51 %
Total operating expenses before reimbursement of Expense Support	2.51 %	5.57 %	6.49 %	6.58 %	5.72 %	2.75 %
Total operating expenses after reimbursement of Expense Support	3.46 %	6.07 %	6.49 %	6.58 %	6.07 %	2.75 %
Net investment income before total return incentive fee	5.15 %	4.64 %	4.12 %	4.56 %	4.58 %	5.92 %
Net investment income	3.97 %	2.24 %	1.83 %	2.11 %	2.20 %	4.67 %

	Year Ended December 31, 2021					
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE						
Net Asset Value, Beginning of Year	$ 29.97	$ 28.76	$ 28.67	$ 28.24	$ 29.06	$ 30.08
Net investment income before reimbursement of Expense Support[1]	1.33	0.65	0.39	0.58	0.60	1.23
Reimbursement of Expense Support[1]	(0.21)	(0.19)	(0.21)	(0.14)	(0.09)	—
Net investment income[1]	1.12	0.46	0.18	0.44	0.51	1.23
Net realized and unrealized gains, net of taxes[1][2]	2.78	2.81	2.81	2.80	2.86	2.78
Net increase resulting from investment operations	**3.90**	**3.27**	**2.99**	**3.24**	**3.37**	**4.01**
Distributions to shareholders[3]	(1.25)	(1.25)	(1.00)	(1.13)	(1.25)	(1.25)
Net decrease resulting from distributions to shareholders	**(1.25)**	**(1.25)**	**(1.00)**	**(1.13)**	**(1.25)**	**(1.25)**
Net Asset Value, End of Year	$ 32.62	$ 30.78	$ 30.66	$ 30.35	$ 31.18	$ 32.84
Net assets, end of period	$ 148,717	$ 44,958	$ 49,328	$ 30,607	$ 168,704	$ 57,995
Average net assets[4]	$ 145,353	$ 37,354	$ 30,486	$ 20,335	$ 106,275	$ 56,575
Shares outstanding, end of period	4,559	1,461	1,609	1,009	5,410	1,766
Distributions declared	$ 5,714	$ 1,531	$ 1,000	$ 760	$ 4,271	$ 2,213
Total investment return based on net asset value before total return incentive fee[5]	14.55 %	13.88 %	11.96 %	13.31 %	13.39 %	15.07 %
Total investment return based on net asset value after total return incentive fee[5]	12.92 %	11.53 %	10.55 %	11.61 %	11.76 %	13.54 %
RATIOS/SUPPLEMENTAL DATA:						
Ratios to average net assets:[4][6]						
Total operating expenses before total return incentive fee	1.41 %	2.97 %	4.93 %	4.16 %	3.93 %	1.67 %
Total operating expenses before reimbursement of Expense Support	2.77 %	5.52 %	6.99 %	6.45 %	6.25 %	3.07 %
Total operating expenses after reimbursement of Expense Support	3.44 %	6.13 %	7.70 %	6.91 %	6.55 %	3.07 %
Net investment income before total return incentive fee	4.88 %	4.06 %	2.65 %	3.77 %	3.97 %	5.26 %
Net investment income	3.52 %	1.52 %	0.59 %	1.48 %	1.65 %	3.86 %

FOOTNOTES:

(1) The per share amounts presented are based on weighted average shares outstanding during the period.

(2) The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company's shares in relation to fluctuating fair values for the portfolio investments.

(3) The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(4) The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(5) Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class, including Class S shares which do not participate in the distribution reinvestment plan. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. "Related Party Transactions." Since there is no public market for the Company's shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company's performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company's shares.

(6) Actual results may not be indicative of future results. Additionally, an individual investor's ratios may vary from the ratios presented for a share class as a whole.

13. Subsequent Events

Investments

In March 2023, the Company acquired, through a wholly-owned subsidiary, an approximately 95.5% equity ownership interest in Tacmed Holdings, LLC ("TacMed Solutions"). The Company's total investment of $106.0 million in TacMed Solutions is comprised of a common equity interest investment of approximately $77.0 million and a concurrent debt investment of approximately $29.0 million in the form of senior secured debt.

Distributions

In January, February and March 2023, the Company's board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on February 24, 2023, March 27, 2023 and April 26, 2023, respectively, of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In January, February and March 2023, the Company's board of directors approved new per share offering prices for each share class in the Follow-On Public Offering. The new offering prices are effective as of January 28, 2023, February 24, 2023 and March 24, 2023, respectively. The following table provides the new offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective January 28, 2023:				
Offering Price, Per Share	$ 35.46	$ 34.08	$ 32.11	$ 32.88
Selling Commissions, Per Share	2.13	1.02	—	—
Dealer Manager Fees, Per Share	0.88	0.60	—	—
Effective February 24, 2023:				
Offering Price, Per Share	$ 35.84	$ 34.41	$ 32.43	$ 33.22
Selling Commissions, Per Share	2.15	1.03	—	—
Dealer Manager Fees, Per Share	0.90	0.60	—	—
Effective March 24, 2023:				
Offering Price, Per Share	$ 35.76	$ 34.32	$ 32.36	$ 33.16
Selling Commissions, Per Share	2.15	1.03	—	—
Dealer Manager Fees, Per Share	0.89	0.60	—	—

Capital Transactions

During the period January 1, 2023 through March 24, 2023, the Company received additional net proceeds from the Follow-On Public Offering and distribution reinvestment plan of the following (in thousands except per share data):

Share Class	Proceeds from Follow-On Public Offering				Distribution Reinvestment Plan		Total		
	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Net Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	126	$ 4,327	$ (193)	$ 4,134	10	$ 332	136	$ 4,466	$ 32.68
Class T	210	7,187	(333)	6,854	8	262	218	7,116	32.59
Class D	115	3,721	—	3,721	7	216	122	3,937	32.30
Class I	596	19,707	—	19,707	27	886	623	20,593	33.06
	1,047	$ 34,942	$ (526)	$ 34,416	52	$ 1,696	1,099	$ 36,112	$ 32.83

Item 9. **Changes in and Disagreement with Accountants on Accounting and Financial Disclosures**

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed by us in the reports we filed under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation this Annual Report, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013).

Based on its assessment, our management believes that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Item 9B. **Other Information**

Not applicable.

Item 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission within 120 days after December 31, 2022.

Item 11.   Executive Compensation

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission within 120 days after December 31, 2022.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission within 120 days after December 31, 2022.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission within 120 days after December 31, 2022.

Item 14.   Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the Commission within 120 days after December 31, 2022.

Item 15. **Exhibits and Financial Statement Schedules**

(a) Financial Statements

  1. The Company is required to file the following separate audited financial statements of its unconsolidated subsidiaries which are filed as part of this report:

   (i) LD Parent, Inc.
     Independent Auditor's Report
     Consolidated Balance Sheets as of December 31, 2022 and 2021
     Consolidated Statements of Operations for the Year Ended December 31, 2022 and 2021
     Consolidated Statements of Changes in Stockholders' Equity for the Year Ended December 31, 2022 and 2021
     Consolidated Statements of Cash Flows for the Year Ended December 31, 2022 and 2021
     Notes to Consolidated Financial Statements

(b) Exhibits

The following exhibits are filed or incorporated as part of this report.

Exhibit No.	Description
3.1	Certificate of Formation of CNL Strategic Capital, LLC dated August 8, 2016 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
3.2*	Sixth Amended and Restated Limited Liability Company Operating Agreement of CNL Strategic Capital, LLC.
4.1	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
4.2	Form of Subscription Agreement (incorporated by reference to Appendix B to the Prospectus filed pursuant to Rule 424(b)(3) with the SEC on April 18, 2022).
4.3	Fourth Amended and Restated Share Repurchase Agreement (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 24, 2023).
4.4	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2021).
10.1	Fourth Amended and Restated Management Agreement dated as of November 17, 2022 by and between CNL Strategic Capital and CNL Strategic Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 18, 2022).
10.2	Second Amended and Restated Sub-Management Agreement dated as of February 28, 2018 by and among CNL Strategic Capital, LLC, CNL Strategic Capital Management, LLC and Levine Leichtman Strategic Capital, LLC (incorporated by reference to Exhibit 10.2 to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on March 1, 2018).
10.3	Escrow Agreement dated February 14, 2018 by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018).
10.4	First Amendment to Escrow Agreement by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on April 18, 2019).
10.5	Second Amendment to Escrow Agreement by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 16, 2019).

Exhibit No.	Description
10.6	Third Amendment to Escrow Agreement by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2020).
10.7	Escrow Letter Agreement relating to the Escrow Agreement dated February 14, 2018, as supplemented and amended, by and among CNL Strategic Capital, LLC and CNL Securities Corp. (incorporated by reference to Exhibit 10.7 to the Pre-Effective Amendment No. 3 to the Registration Statement on Form s-1 (File No. 333-253295) filed with the SEC on October 22, 2021).
10.8	Amended and Restated Administrative Services Agreement dated as of February 7, 2018 by and between CNL Strategic Capital, LLC and CNL Strategic Capital Management, LLC (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.9	Amended and Restated Sub-Administration Agreement dated as of February 7, 2018 by and among CNL Strategic Capital, LLC, CNL Strategic Capital Management, LLC and Levine Leichtman Strategic Capital, LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.10	Amended and Restated Expense Support and Conditional Reimbursement Agreement dated as of February 7, 2018 by and among CNL Strategic Capital, LLC, CNL Strategic Capital Management, LLC and Levine Leichtman Strategic Capital, LLC (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.12	Note Purchase Agreement dated as of February 7, 2018 by and among Lawn Doctor, Inc., LD Strategic Capital DebtCo, LLC and Aspire Capital Group, LLC (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.13	Note Purchase Agreement dated as of February 7, 2018 by and among Polyform Products Company, Inc. and Polyform Strategic Capital DebtCo, LLC (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.14	Service Agreement dated as of February 7, 2018 by and between CNL Capital Markets Corp. and CNL Strategic Capital Management, LLC (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-222986) filed with the SEC on February 12, 2018).
10.15	Stock Contribution and Purchase Agreement dated June 26, 2019 by and between Michael Auriemma and Roundtable Acquisition, LLC. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on 10-Q filed with the SEC on August 8, 2019).
10.16	Membership Interest Purchase Agreement dated April 1, 2021 by and among Huron Title Buyer, LLC and certain sellers of the ATA Holding Company, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2021).
10.17	Stock Purchase Agreement dated October 7, 2021, by and among Douglas Machines Buyer, Inc., Douglas Machines Corp., and Douglas Acquisition Company, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 8, 2021).
10.18	Note Purchase Agreement dated October 7, 2021, by and among Douglas Machines Buyer, Inc., Douglas Machines Corp., Douglas Machines Holdings, LLC, and DM Strategic Capital DebtCo, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 8, 2021).
10.19	Unit Purchase Agreement dated December 9, 2021, by and among Clarion Safety Buyer, LLC, the Members of Clarion Safety Systems, LLC, and Clarion Investment Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 9, 2021).
10.20	Loan Agreement dated August 24, 2022 by and between the Borrower and First Horizon Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 29, 2022).

Exhibit No.	Description
10.21	Promissory Note dated August 24, 2022 by Borrower in favor of First Horizon Bank (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 29, 2022).
10.22	Pledge Agreement dated August 24, 2022 by and between the Company and the Borrower in favor of First Horizon Bank (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on August 29, 2022).
10.23	Guaranty Agreement dated August 24, 2022 by Company in favor of First Horizon Bank (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on August 29, 2022).
10.24	Escrow Amendment dated August 24, 2022 by and between the Company, CNL Securities Corp., and UMB Bank, N.A. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on August 29, 2022).
21.1*	List of Subsidiaries.
24.1	Power of Attorney (included on the signature page).
31.1*	Certification of Chief Executive Officer of CNL Strategic Capital, LLC, Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer of CNL Strategic Capital, LLC, Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer of CNL Strategic Capital, LLC, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following materials from CNL Strategic Capital, LLC Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language); (i) Consolidated Statements of Assets and Liabilities, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Net Assets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Schedules of Investments, and (vi) Notes to the Consolidated Financial Statements.

---

*   Filed herewith

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

LD Parent, Inc.

Consolidated Financial Statements

As of and for the Years Ended December 31, 2022 and 2021

LD Parent, Inc.

Contents

Independent Auditor's Report

Board of Directors
LD Parent, Inc.
Holmdel, NJ

Opinion

We have audited the consolidated financial statements of LD Parent, Inc. and its Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Woodbridge, NJ
March 24, 2023

Consolidated Financial Statements

LD Parent, Inc.

Consolidated Balance Sheets

December 31,		2022		2021
Assets				
Current assets:				
Cash and equivalents	$	**6,581,308**	$	8,732,708
Receivables from franchisees, net		**2,727,345**		2,372,353
Inventories, net		**2,432,233**		2,089,690
Income tax receivable		**61,847**		82,526
Prepaid expenses and other current assets		**609,004**		648,577
Total current assets		**12,411,737**		13,925,854
Non-current assets:				
Property, plant and equipment, net		**2,294,726**		2,203,168
Right-of-use assets, net		**232,373**		—
Intangible assets, net		**42,948,463**		44,179,821
Goodwill		**38,871,101**		37,507,174
Receivables from franchisees, net of current portion		**2,805,779**		3,501,057
Prepaid commissions		**4,721,566**		4,903,326
Other assets		**25,714**		14,422
Total non-current assets		**91,899,722**		92,308,968
Total assets	$	**104,311,459**	$	106,234,822
Liabilities and Stockholder's Equity				
Current liabilities:				
Current portion of long-term debt	$	**307,000**	$	307,000
Accounts payable and accrued expenses		**4,130,794**		3,449,294
Current portion of lease obligations		**187,747**		—
Deferred revenue		**1,124,701**		1,002,536
Advertising funds		**1,655,892**		1,194,151
Franchisee deposits		**862,040**		1,726,700
Other current liabilities		**207,567**		281,215
Total current liabilities		**8,475,741**		7,960,896
Non-current liabilities:				
Long-term debt, net of current portion		**29,060,326**		29,262,943
Related party notes		**18,000,000**		18,000,000
Deferred income taxes, net		**8,595,495**		9,424,034
Deferred revenue, net of current portion		**6,998,220**		6,612,161
Lease obligations, net of current portion		**44,626**		—
Other non-current liabilities		**313,958**		276,792
Total non-current liabilities		**63,012,625**		63,575,930
Total liabilities		**71,488,366**		71,536,826
Commitments and contingencies				
Stockholder's equity:				
Parent Capital	$	**32,310,607**	$	35,197,728
Total LD Parent, Inc. stockholder's equity		**32,310,607**		35,197,728
Non-controlling interest		**512,486**		(499,732)
Total stockholder's equity		**32,823,093**		34,697,996
Total liabilities and stockholder's equity	$	**104,311,459**	$	106,234,822

See accompanying notes to the consolidated financial statements.

LD Parent, Inc.

Consolidated Statements of Operations

Years Ended December 31,		2022		2021
Revenues:				
Operating revenues	$	**32,834,937**	$	29,472,426
Initial franchise fees		**4,713,057**		4,558,458
Interest, service charges and other income		**1,065,179**		987,206
Net revenues		**38,613,173**		35,018,090
Costs and expenses:				
Operating and training		**3,712,486**		2,542,400
Manufacturing		**3,766,369**		3,027,378
Selling, general and administrative		**22,333,261**		21,469,099
Total expenses		**29,812,116**		27,038,877
Income from operations		**8,801,057**		7,979,213
Other expense:				
Interest expense, net		**5,005,623**		4,710,194
Income before income taxes		**3,795,434**		3,269,019
Income taxes:				
Income tax expense		**(1,407,929)**		(831,897)
Consolidated net income		**2,387,505**		2,437,122
Less: Net loss attributable to the non-controlling interest		**(213,282)**		(106,941)
Net income attributable to LD Parent, Inc.	$	**2,600,787**	$	2,544,063

See accompanying notes to the consolidated financial statements.

LD Parent, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Parent Capital	Non-controlling interest	Total Stockholder's Equity
Balance, December 31, 2020	$ 42,323,979	$ (392,791)	$ 41,931,188
Parent contribution	750,823	—	750,823
Parent distributions	(10,770,250)	—	(10,770,250)
Stock-based compensation expense	349,113	—	349,113
Net income (loss)	2,544,063	(106,941)	2,437,122
Balance, December 31, 2021	$ 35,197,728	$ (499,732)	$ 34,697,996
Investment in non-controlling interest	—	1,225,500	1,225,500
Parent distributions	(5,656,000)	—	(5,656,000)
Stock-based compensation expense	168,092	—	168,092
Net income (loss)	2,600,787	(213,282)	2,387,505
Balance, December 31, 2022	**$ 32,310,607**	**$ 512,486**	**$ 32,823,093**

See accompanying notes to the consolidated financial statements.

LD Parent, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31,		2022		2021
Cash flows from operating activities:				
Consolidated net income	$	2,387,505	$	2,437,122
Adjustments to reconcile consolidated net income to net cash flows provided by operating activities:				
Bad debt expense		265,857		196,115
Depreciation		182,520		198,944
Amortization		2,334,166		2,308,416
Amortization of right-of-use asset		269,733		—
Deferred income taxes		(1,007,679)		(1,319,205)
Stock-based compensation expense		168,092		349,113
Amortization of debt issuance costs		104,383		75,568
Changes in operating assets and liabilities:				
Receivables from franchisees		297,945		896,397
Inventories		(342,543)		(709,375)
Income tax receivable		20,679		45,204
Prepaid commission		60,499		(154,823)
Prepaid expenses and other current assets		181,758		(1,196,098)
Other assets		(11,292)		—
Accounts payable and accrued expenses		296,815		(24,268)
Deferred revenue		319,873		1,627,526
Advertising funds		461,741		(176,450)
Franchisee deposits		(864,660)		167,381
Other current liabilities		(73,648)		(47,970)
Other liabilities		37,170		(27,614)
Lease obligations		(269,733)		—
Net cash flows provided by operating activities		4,819,181		4,645,983
Cash flows from investing activity:				
Acquisition of a subsidiary, net of cash acquired		(731,693)		—
Purchases of property, plant and equipment		(193,080)		(210,500)
Purchase of intangibles		(82,808)		—
Net cash flows used in investing activity		(1,007,581)		(210,500)
Cash flows from financing activities:				
Parent contribution		—		750,823
Proceeds from long-term debt		—		10,700,000
Repayment for long-term debt		(307,000)		(226,750)
Parent distributions		(5,656,000)		(10,770,250)
Payment of debt issuance costs		—		(267,000)
Net cash flows provided by (used in) financing activities		(5,963,000)		186,823
Net (decrease) increase in cash and equivalents		(2,151,400)		4,622,306
Cash and equivalents, beginning of period		8,732,708		4,110,042
Cash and equivalents, end of period	$	6,581,308	$	8,732,708
Supplemental cash flow information:				
Interest paid	$	4,802,033	$	4,493,143
Income taxes paid		2,391,377		2,105,858
Cash paid for amounts included in the measurement of operating lease obligations		269,730		—
Non-cash investing and financing activities:				
Rollover equity in connection with acquisition of a subsidiary	$	672,000	$	—
Initial recognition of right-of-use asset		470,962		—

See accompanying notes to the consolidated financial statements.

LD Parent, Inc.

Notes to Consolidated Financial Statements

1. Nature of the Business

LD Parent, Inc. (the "Company" or "LD Parent") through its wholly-owned subsidiary Lawn Doctor, Inc., grants franchises to conduct lawn care/conditioning, tree/shrub care and pest control businesses throughout the United States, consisting of the sale of services and products authorized by the Company.

On April 20, 2018, the Company acquired a controlling interest in Mosquito Hunters, LLC ("Mosquito Hunters"). The Company has been able to expand their services in the pest industry as a result of this acquisition. As the Company has a controlling interest, the Company consolidates Mosquito Hunters in its consolidated financial statements.

On May 24, 2019, the Company acquired a controlling interest in Ecomaids LLC ("Ecomaids"), a franchisor of residential cleaning services. Ecomaids specializes as an innovator of environmentally responsible, non-toxic residential cleaning services for families throughout the United States. The Company believes this acquisition furthers its strategy of both growing organically and also through the acquisition of additional home service brands. The Company has been able to expand their services in the home cleaning as a result of this acquisition. As the Company has a controlling interest, the Company consolidates Ecomaids in its consolidated financial statements.

On October 7, 2022, the Company acquired a controlling interest in Elite Window Cleaning, Inc ("Elite"), a Canadian based operator and franchisor offering window cleaning, gutter cleaning and power washing services to residential and commercial customers. Elite uses a unique approach, which virtually eliminates the need for ladders on residential and lo-rise commercial jobs. The acquisition of Elite was made through Elite Franchising Corp.; a wholly owned subsidiary of Sparkle Squad LLC ("Sparkle Squad"), both of which were formed by the Company to facilitate the Elite transaction and eventually launch a similar franchise system in the U.S. As the Company has a controlling interest, the Company consolidates Elite in its consolidated financial statements.

2. Acquisitions

2022 Acquisition of Elite Window Cleaning, Inc.

On October 7 2022, Elite Franchising Corp. and certain members of Company's management, entered into an agreement with Elite and acquired substantially all of the assets of Elite. After the closing of the acquisition and the purchase of common equity in Elite by certain members of the Company's senior management team, LD Parent owns approximately 61.7% of the outstanding equity in Elite.

Total consideration was $2,368,483, which was comprised of $821,983 (gross of cash acquired) cash paid by the Company, $553,500 paid from non-controlling interest contributions, $672,000 Elite management rollover equity and $321,000 held in an escrow liability by the Company. The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. In accordance with ASC 805 Business Combinations, acquisition related costs must be accounted for separately from the business combination and are not part of the consideration transferred. In connection with the Elite Acquisition, the Company incurred $326,690 in acquisition related costs which is included in the selling, general and administrative expenses in the Consolidated Statements of Operations.

The allocation of the total consideration paid of the Company's net tangible and identifiable intangible assets was based upon the estimated fair value, using available information at acquisition date, of those assets as of October 7, 2022. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill and expected synergies with the Company's existing operations. To the extent the Company has a tax basis in goodwill and intangibles, it is deductible over 15 years.

The following table presents the breakdown between purchase consideration and the allocation of the total purchase price:

Acquired tangible assets and liabilities:		
Cash and cash equivalents	$	90,290
Accounts receivable		223,516
Prepaid expenses		20,925
Property and equipment		81,000
Assumed liabilities		(63,685)
Deferred revenue		(188,350)
Deferred tax liability		(179,140)
Net tangible liabilities		**(15,444)**
Identifiable intangible assets:		
Trade name		180,000
Customer relationships		650,000
Franchisee relationship		190,000
Goodwill		1,363,927
Total purchase consideration	$	**2,368,483**

The Company estimated the fair value of property and equipment and intangible assets using the income, cost and market approaches to value the related assets. Fair values were determined by management using assistance of third-party valuation specialists. The valuation methods used to determine the fair value of the intangible assets included the income approach – relief from royalty method for trade name, the income approach – excess earnings method for customer relationships and franchise relationships. Identifiable assets are amortized over their estimated useful life.

The fair value of the acquired accounts receivable and prepaid and other assets approximates the carrying value of accounts receivable, prepaid and other assets, due to the short-term nature of the expected timeframe to collect the amounts and economic benefits due to the Company and the contractual cash flows, which are expected to be collected related to these receivables.

The fair value of the assumed liabilities which include accounts payable and accrued expenses and other liabilities, and deferred revenue, approximate the carrying value of accounts payable and accrued expenses, other liabilities, and deferred revenue, due to the nature of the expected timeframe to disburse the amounts and incur economic impacts due to the Company and the contractual cash flows, which are expected to be disbursed related to these assumed liabilities.

The consolidated financial statements include results of operations following the Elite acquisition for the period from October 8, 2022 through December 31, 2022.

Recently Issued Accounting Standards Updates

The Company has adopted the following accounting pronouncement for the year ended December 31, 2021:

In October 2021, the FASB issued Account Standards Update (ASU) 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. The Company elected to early adopt ASU 2021-08.

LD Parent, Inc.

Notes to Consolidated Financial Statements

3. Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of LD Parent, Inc. include the accounts of Lawn Doctor, Inc. and its wholly-owned subsidiaries, Mosquito Hunters, LLC, Ecomaids, LLC, Sparkle Squad and Elite (collectively the "Company"). The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and accounts have been eliminated in consolidation.

Non-controlling Interests

Non-controlling interests in consolidated subsidiaries are required to be classified as a separate component of equity in the Consolidated Balance Sheets and the amounts of net income and comprehensive income attributable to the non-controlling interests are included in consolidated net income on the face of the Consolidated Statements of Operations.

The accounts of Mosquito Hunters, LLC have been included in the Company's consolidated financial statements and the affiliates' proportionate share of the net assets have been reflected in the accompanying Consolidated Balance Sheets as non-controlling interest in the amount of $(258,663) and $(298,563) at December 31, 2022 and 2021, respectively. Included in the years ended December 31, 2022 and 2021 Consolidated Statements of Operations is $39,900 and $(15,557), of the non-controlling interest income/(loss) allocation due to the related partial ownership of Mosquito Hunters.

The accounts of Ecomaids, LLC have been included in the Company's consolidated financial statements and the affiliates' proportionate share of the net assets have been reflected in the accompanying consolidated financial statements as non-controlling interest in the amount of $(297,585) and $(201,169) at December 31, 2022 and 2021, respectively. Included in the years ended December 31, 2022 and 2021 Consolidated Statements of Operations is $(96,416) and $(91,384), of the non-controlling interest loss allocation due to the related partial ownership of Ecomaids.

The accounts of Elite have been included in the Company's consolidated financial statements and the affiliates' proportionate share of the net assets have been reflected in the accompanying consolidated financial statements as non-controlling interest in the amount of $1,068,734 at December 31, 2022. Included in the year ended December 31,2022 Consolidated Statement of Operations is $(156,766) of the non-controlling interest loss allocation due to the related partial ownership of Elite.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09, Revenue from Contracts with Customers (Accounting Standards Codification (ASC) 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 at inception. The Company also adopted the related guidance in ASC 340-40, Contracts with Customers (ASC 340-40) on January 1, 2019 with respect to costs to obtain and costs to fulfill a contract.

Revenue recognition policy

The Company recognizes revenue in accordance with ASC 606, which provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when or as performance obligations are satisfied

On January 1, 2019, the Company adopted the new accounting standard for all contracts not completed as of the adoption date using the modified retrospective method. The Company identified and implemented appropriate changes to the business policies, processes, and controls to support the adoption, recognition and disclosures under the new standard. The Company has identified the following revenue streams; initial franchise fees, operating revenues which consist of: service/royalty fees from franchises, sales of parts and equipment, revenues from sales type leases, advertising revenue, and interest income related to notes receivable and loans receivables. The Company's initial franchise fees are recognized over the life of the contract. Commissions relating to such contracts are recorded as a prepaid asset and amortized over the life of the contract.

In accordance with ASC 606, the Company disaggregates its revenue from customers with contracts by revenue streams. The Company's revenue streams are presented in the following table:

Years Ended December 31,		2022		2021
Operating Revenues:				
Service/royalty fees	$	22,296,751	$	19,789,537
Part and equipment sales		3,385,013		2,788,043
Advertising revenue		7,153,173		6,894,846
Initial franchise fees		4,713,057		4,558,458
Interest, service charges, and other		1,065,179		987,206
Net Revenues	$	38,613,173	$	35,018,090

Service/royalty fees derived from franchises ("Service Fees") are recognized as revenue when revenues are earned by the franchisees. The franchisees agree to pay to the Company a weekly royalty and service fee based on a percentage of the net revenues derived by the respective franchisees from the Company's business.. Revenue from sales of parts and equipment are recognized, at the point in time which control is transferred, upon shipment. Interest income related to notes receivable and loans receivable is recorded as revenue when earned (and collection is reasonably assured) in accordance with the interest method.

Initial franchise fees are deferred and recognized over the life of the contract. Commissions paid on initial franchise fees are deferred and charged to expense upon recognition of the initial fee.

Advertising funds are presented as a gross up of revenue and related cost. Advertising funds, such as the Company's National Marketing Fund and Regional Marketing fund, promote the Company's brand nationally and in the local markets. In accordance with ASC 606, the Company records gross revenue related to Advertising funds. Which includes amounts charged by the Company to franchisees based on established contracts. Revenue related to these amounts is based on a percentage of sales of the franchisee and is recognized as earned. The sales-based royalty exception applies, and amounts are recognized as the underlying sales are done by the respective franchisees. Advertising fund revenue is deferred and is recognized as advertising expense is incurred by the Company.

Interest income mainly represents interest on notes receivable from franchisees and is recognized using the effective interest method. Service charges represent call center income, which is recognized at a point in time which the control is transferred, upon completion of calls.

Contract balances

The timing of revenue recognition may not align with the right to invoice the customer under franchisee agreements. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract liability (deferred revenue) is recorded. Deferred revenue represents franchisee fees received that have not been earned yet. Included within the Consolidated Balance Sheets is an amount of $8,122,921 and $7,614,697 which represent deferred revenues as of the year ended December 31, 2022 and 2021, respectively.

Costs to obtain a contract

Broker commissions paid to brokers, as well as commissions paid to internal sales personnel, that are incremental to the acquisition of franchisee contracts are capitalized as prepaid commissions on the Consolidated Balance Sheet when the period of benefit is determined to be greater than one year. The Company elected to apply the practical expedient to expense broker and sales commissions and associated costs as incurred when the expected amortization period is one year or less. The Company determines the period of benefit for broker and sales commissions paid for the acquisition of the franchisee contract by taking into consideration the term of the franchisee agreement. Amortization is recognized on a straight-line basis over a period of approximately ten years, which commensurate with the pattern of revenue recognition. Included within the Consolidated Balance Sheets is an amount of $4,721,566 and $4,903,326 which represent prepaid commissions as of the year ended December 31, 2022 and 2021, respectively.

Receivables from Franchisees, net

Receivables from franchises are recorded at net realizable value. The Company provides an allowance for doubtful accounts for franchisees based on the aging of each franchisee's total receivables, unless, in the opinion of management, estimated net realizable value requires a further allowance. The Company monitors the business operations of new and existing franchises to ascertain that its policies continue to provide an appropriate allowance for receivables and financed franchise fees.

The Company provides franchisees with an option to finance initial franchise fees over a period of up to 96 months with interest at 12% per annum. Additionally, the Company has converted accounts receivable from certain franchisees to notes receivable. These financing arrangements entered into during the years ended December 31, 2022 and 2021 were $809,198 and $1,347,400, respectively. These financing arrangements are recorded as notes receivable in receivables from franchisees in the accompanying Consolidated Balance Sheets. As of December 31, 2022 and 2021, $2,605,437 and $3,159,942 was outstanding of which $1,206,828 and $906,133 was classified as a current asset, which represents the principal amounts due on the aggregate notes receivable, respectively.

The Company provides an estimated allowance for doubtful receivables on any notes and related interest with delinquent installments of more than six months. The Company ceases accrual of interest when the Company can no longer assert that the likelihood of collection is probable.

The Company leases equipment to its franchisees with an option to pay in full upon execution of the lease or finance over 60, 72 or 84 months depending on the type of equipment. Interest is not to exceed 1.5% per month and the Company recognizes the imputed interest over the term of the lease. The Company records these leases as a sales-type lease in accordance with ASC 842 Leases (Note 8). Leased equipment is recorded in receivables from franchisees in the accompanying Consolidated Balance Sheets.

As of December 31, 2022, $1,801,805 was outstanding of which $394,634 was classified as a current asset. As of December 31, 2022, the Company recorded $458,813 as unearned interest of which $144,852 was classified within other current liabilities.

As of December 31, 2021, $1,605,023 was outstanding of which $357,777 was classified as a current asset. As of December 31, 2021, the Company recorded $406,475 as unearned interest of which $129,680 was classified within other current liabilities.

Unearned interest beyond one year is recorded in long-term other liabilities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

LD Parent, Inc.

Notes to Consolidated Financial Statements

Shipping Costs

Costs to ship products to franchisees are expensed to manufacturing expenses as incurred. The Company recorded shipping costs of $168,209 and $211,803 for the years ended December 31, 2022 and 2021, respectively.

Cash

The Company maintains cash balances in various financial institutions located in the United States of America which, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash balances in a financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

No one franchise or vendor exceeded 10% of the Company's sales or purchases for the years ended December 31, 2022 and 2021.

No one franchise or vendor exceeded 10% of the Company's accounts receivable or payables at December 31, 2022 and 2021.

Inventories, net

Inventories are stated at the lower of cost and net realizable value. Parts and materials, included as inventory, are evaluated annually by management for net realizable value and obsolescence. At December 31, 2022 and 2021, the reserve for inventory was $73,824 and $64,970, respectively.

Property, Plant and Equipment, net

Property and equipment acquired in connection with the acquisition are stated at fair value. The previous carrying value approximates to the fair value. Other property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives, which approximate 39 years for building, 5 to 7 years for furniture, fixtures and other equipment and 3 to 5 years for software and transportation equipment. Improvements to leasehold property are amortized on the straight-line method over the shorter of the asset life and remaining lease term.

Goodwill and Intangible Assets

As required by ASC 350, Goodwill and Other Intangible Assets, the Company tests goodwill for impairment. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company has one reporting unit. The annual goodwill impairment test is a two-step process. First, the Company determines if the carrying value of its related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If the Company then determines that goodwill may be impaired, it compares the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss. In September 2011, the FASB issued ASU 2011-08 which amends ASC 350 for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test. In conjunction with management's annual review of goodwill, the Company adopted the new guidance and concluded it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. There were no impairment indicators for the years ended December 31, 2022 and 2021.

Indefinite and Finite Lived Intangibles

In accordance with ASC 350, Intangibles – Goodwill and Other ("ASC 350"), indefinite lived intangible assets are recorded at cost and are reviewed for impairment on an annual basis and whenever events or circumstances indicate that their carrying values may not be recoverable. Impairment is recorded if the carrying amount exceeds fair value. Intangible assets which have finite useful lives are amortized using the straight-line method over their useful lives and consist of franchisee and customer relationships, and a leasehold interest. Finite lived intangible asset amortization expense was $2,334,166 and $2,308,416 for the years ended December 31, 2022 and 2021, respectively.

Future adverse changes in market conditions or poor operating results could result in losses or an inability to recover the carrying value of the goodwill and other intangible assets thereby possibly requiring an impairment charge in the future.

Long-lived Assets

The Company accounts for the impairment of long-lived assets in accordance with ASC 360, *Accounting for the Impairment or Disposal of Long-Lived Assets*. In accordance with ASC 360, the Company evaluates long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset or group of assets. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company did not have any long-lived assets impairment indicators during the years ended December 31, 2022 and 2021.

Debt Issuance Costs

Costs related to financing are being capitalized and amortized straight line, which approximates the effective interest method, over the term of the related debt facilities. Debt issuance costs were $198,924 and $303,307 as of December 31, 2022 and 2021, respectively, and are presented as a reduction to long-term debt in the Consolidated Balance Sheets. Amortization of deferred financing costs for the years ended December 31, 2022 and 2021 was $104,343 and $75,568, respectively, and is recorded in interest expense in the Consolidated Statements of Operations.

Income Taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely being realized upon ultimate settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2022 and 2021, there was no impact to the consolidated financial statements relating to accounting for uncertainty in income taxes.

On March 27, 2020, the CARES Act was enacted into law. Included in the CARES Act (the "Act") were changes in the tax law with respect to net operating loss carrybacks, bonus depreciation applicability to qualified investment property, changes to IRC Section 163j interest expense limits, AMT credit carryforward refundability, impairment of assets due to COVID-19, and other non-income tax considerations. As a result of the Act, the Company was able to defer certain payroll taxes. However, the Act had no material impact to the consolidated financial statements.

LD Parent, Inc.

Notes to Consolidated Financial Statements

Fair Value Measurements

Fair value is a market-based measurement, which is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques for fair value measurements include the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost), which are each based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The Company utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels:

- Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

- Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar asset or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and mode-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's material financial instruments at December 31, 2022 and 2021, for which disclosure of estimated value is required by certain accounting standards, consisted primarily of receivables from franchisees, accounts payable, accrued expenses, and debt. The carrying value of the term loan approximates fair value due to the variable interest rate associated with this financial instrument.

Business Acquisitions

The Company accounts for business combinations in accordance with ASC 805 Business Combinations. ASC 805 requires business combinations to be accounted for using the purchase method of accounting and includes specific criteria for recording intangible assets separate from goodwill. Results of operations of acquired businesses are included in the financial statements of the acquiring company from the date of acquisition. Assets acquired and liabilities assumed of the acquired company are recorded at their fair value at the date of acquisitions.

Leases

The company engages in leasing activity as both a lessee and a lessor.

The Company adopted ASC 842, effective January 1, 2022, using the modified retrospective method of adoption. The Company elected the package of practical expedients, which, among other items, permits the Company not to reassess under the new standard its prior conclusions about lease identification and initial direct costs. The Company also elected the short-term lease recognition exemption for all leases that quality. Under this election, the Company does not recognize right-of-use assets or lease liabilities for leases with a term of 12 months or less. The Company also elected to not separate lease and non-lease components for all leases. The Company did not elect the use-of hindsight practical expedient. As a result of the Company adopting ASC 842, the Company recognized right-of-use assets (ROUs) of $470,960 and lease obligations of $264,684 and $206,276, classified into current and non-current portion of liabilities, respectively.

See Note 11 – Leases for additional information.

Lessee

The company enters into operating leases and determines whether an arrangement is a lease at inception of the arrangement. The company accounts for a lease when it has the right to control the leased asset for a period of time while obtaining substantially all of the assets' economic benefits. Leases are classified as operating or finance leases at the lease commencement date. A lease is classified as a finance lease if any one of the following criteria are met:

1. The leases transfers ownership of the asset at the end of the lease term.
2. The lease contains an option to purchase the asset that is reasonably certain to be exercised.
3. The lease term is for a major part of the remaining useful life of the asset, or
4. The present value of the lease payments equals or exceeds substantially all of the fair value of the asset.

A lease is classified as an operating lease if it does not meet any one of these criteria. The company currently only has operating leases as a lessee. The operating leases consist primarily of facility space, vehicles, and office equipment.

Lease liabilities are recognized at the lease commencement date based on the estimated present value of future minimum lease payments over the lease term, excluding lease incentives and initial direct costs incurred, if any. Lease liabilities represent the company's obligation to make lease payments arising from the lease and ROU assets represent the Company's right to use an underlying asset for the lease term. The discount rate used to determine the present value of the lease payments is the Company's incremental borrowing rate based on the information available at lease inception, as generally an implicit rate in the lease is not readily determinable. The company's leases do not include residual value guarantees or covenants.

Lease expense for operating leases with original terms of less than 12 months is recognized on a straight line basis over the lease term.

When determining the lease term at inception, options to extend or renew leases are included in the measurement and recognition of ROU asset and liability when it is reasonably certain that the Company will exercise the option. The Company considers various economic factors when making the determination, including, but not limited to, the significance of leasehold improvements incurred in the facility space, the difficulty in replacing the lease, underlying contractual obligations, or specific characteristics unique to a particular lease. Subsequent to entering a lease, if it becomes reasonably certain that the company will exercise an option that was not included in the lease term, the Company accounts for the change in circumstances as a lease modification, which results in the remeasurement of the ROU asset and liability as of the modification date. The Company continually evaluates whether facts or circumstances indicate it is reasonably certain that it will exercise an option.

Lessor

The Company classifies leases as sales-type based on the results of the classification tests in accordance with ASC 842 and has elected, as an accounting policy to present all funds collected from lessees for sales and other similar taxes net of the related sales tax expense for all lessor leases. The Company also excludes executory costs from lease accounting if the lessee's payments of those costs are made to a third party (e.g. taxing authority or insurer).

Advertising Expenses

The Company expenses its advertising costs the first time the advertising takes place. All advertising costs are expensed as incurred. Total advertising expense recorded in selling, general, and administrative expense within the Consolidated Statements of Operations was $754,707 and $826,125 for the years ended December 31, 2022 and 2021, respectively.

The Company incurs regional advertising costs, which are repaid weekly by franchisees based upon their cash receipts. The balances are reported as prepaid or accrued expenses at year-end.

4. Receivables from Franchisees, net

December 31,		2022		2021
Amounts billed and currently receivable from franchisees	$	1,949,114	$	1,752,855
Notes receivable from franchisees		1,206,828		906,133
Net investment in sales type leases		394,634		357,777
Less: Allowance for doubtful accounts		(823,231)		(644,412)
Current portion		**2,727,345**		2,372,353
Notes receivable from franchisees		1,398,609		2,253,811
Net investment in sales type leases		1,407,170		1,247,246
Noncurrent portion		**2,805,779**		3,501,057
Receivables from Franchisees, net	$	**5,533,124**	$	5,873,410

The Company wrote off uncollectible accounts totaling $265,857 and $196,115 for the years ended December 31, 2022 and 2021, respectively.

5. Inventories

December 31,		2022		2021
Raw materials	$	182,188	$	157,373
Work-in-progress		436,024		296,429
Finished goods		1,814,021		1,635,888
Inventories	$	**2,432,233**	$	2,089,690

6. Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

December 31,		2022		2021
Land	$	440,304	$	440,304
Building		1,126,624		1,126,624
Furniture, fixtures and other equipment		1,098,518		873,850
Leasehold improvements		533,430		484,020
		3,198,876		2,924,798
Less: accumulated depreciation		(904,150)		(721,630)
Property, plant and equipment, net	$	**2,294,726**	$	2,203,168

Depreciation expense totaled $182,520 and $198,444 for the years ended December 31, 2022 and 2021, respectively.

7. Other Assets

Other assets are summarized as follows:

December 31,		2022		2021
Security Deposits	$	25,714	$	14,422

8. Goodwill

The following is a summary of goodwill as of December 31, 2022 and 2021:

Balance as of January 1, 2021	$	37,507,174
Additions		—
Balance as of December 31, 2021		37,507,174
Addition due to Elite acquisition (Note 2)		1,363,927
Balance as of December 31, 2022	$	38,871,101

9. Intangibles, net

Intangibles are summarized as follows:

December 31,		2022		2021	Useful Life
Franchisee and customer relationships	$	34,940,000	$	34,100,000	10-15 years
Trade name		12,357,388		12,094,580	Indefinite
Systems-in-place		6,800,000		6,800,000	Indefinite
Leasehold interest		193,000		193,000	5.5 years
		54,290,388		53,187,580	
Less: accumulated amortization		(11,341,925)		(9,007,759)	
Intangibles, net	$	42,948,463	$	44,179,821	

Amortization expense totaled $2,334,166 and $2,308,146 for the years ended December 31, 2022 and 2021, respectively, and is included within selling, general and administrative expenses in the Consolidated Statements of Operations.

The weighted average useful life of the Company's finite-lived intangible assets acquired during the year 2022 was 8.9 years as of December 31, 2022.

Estimated future amortization expense of franchise and customer relationships and leasehold interest at December 31, 2022 is as follows:

Years ending December 31,		
2023	$	2,397,532
2024		2,376,333
2025		2,376,333
2026		2,376,333
2027		2,366,833
2028 and thereafter		11,897,711
	$	23,791,075

10. Leases

The Company currently has operating leases for its facility space, vehicles, and postage equipment. These leases are used for the operations of the business and are mostly located in the state of New Jersey. The initial lease term and whether the Company has the option to renew are outlined below:

- Facility space – 10 years with the option to renew
- Vehicles – 2 to 10 years with no option to renew
- Postage equipment – 5 years with no option to renew

The option to renew was not included in the calculation of the liability and ROU asset for the facility space since it was not reasonably certain the Company would exercise this option at the effective date of ASC 842.

The components of lease expense were as follows:

	Year ending December 31, 2022
Operating lease cost	$ 269,733
Short-term lease cost	—
Total lease cost	$ 269,733

The weighted-average remaining lease term and discount rate for operating leases, for the year ended December 31, 2022, are as follows:

Operating leases	
Weighted-average remaining lease term	1.22 years
Weighted-average discount rate	5.46 %

The following table indicates the financial statement lines where the Company's operating lease liabilities and ROU assets are included in the Consolidated Balance Sheets:

	Amount	Balance sheet classifications
Assets:		
Operating lease ROU assets	$ 232,373	Right-of-use asset
Total lease assets	$ 232,373	
Liabilities:		
Current operating lease liabilities	187,746	Current portion of lease obligations
Non-current operating lease liabilities	44,627	Lease obligations, net of current portion
Total lease liabilities	$ 232,373	

Future minimum lease payments under non-cancelable operating leases as of December 31, 2022, are as follows:

	Operating leases
2023	$ 193,544
2024	31,680
2025	12,270
2026	2,853
2027	—
2028 and thereafter	—
Total minimum lease payments	240,347
Less: Amounts representing interest	7,974
Present value of lease payments	$ 232,373

Prior to the Company's adoption of ASC 842, lease expense was $244,996, for the year ended December 31, 2021. Lease expense is recorded in general and administrative expenses in the Consolidated Statements of Operations.

The Company's lessor portfolio consists of sales-type leases. The Company's has over 100 leases consisting of three types of lawn care equipment. Leases to the franchisees have an initial term of five to seven years with the option to renewal. Option periods were not included. The Company leases three types of lawn care equipment to its franchisees, including (i.) Turf Tamer Walk Behind, (ii.) Turf Tamer Stand-on Applicator, and (iii.) Turf Tamer Power Seeder.

For the year ended December 31, 2022, the Company did not record material gain or loss at the commencement date for any sales-type leases with its franchisees.

Income from sales-type leases is recorded within the equipment revenue line item in the Income Statement. The Company's income from sales-type leases at December 31, 2022 were as follows:

	December 31, 2022
Interest income	$ 129,909
Variable lease income	—
Total sales-type income	$ 129,909

The net investment in sales-type leases as of December 31, 2022 were as follows:

	December 31, 2022
Lease receivables	$ 1,801,805
Unguaranteed residual assets	—
Net investment in sales-type leases	$ 1,801,805

Future minimum payments to be received as lessor under non-cancelable sales-type leases as of December 31, 2022, were as follows:

	Sales-type leases
2023	$ 368,193
2024	372,945
2025	345,366
2026	279,016
2027	204,404
2028 and thereafter	231,880
Total minimum lease payments	1,801,804
Less: Amounts representing interest	357,040
Present value of lease payments	$ 1,444,764

11. Borrowing Arrangements

Credit Agreements

On February 7, 2018, in conjunction with the acquisition by CNL Strategic Capital, LLC ("CNLSC"), the Company entered into an amendment to their Credit Agreement dated December 12, 2014. The amendment permitted the repayment of all of the outstanding principal amount of Subordinated Debt as of the date of the agreement, issuances up to $18,000,000 of subordinated second lien indebtedness, increase in the Term Loan by $6,000,000 and extended the maturity date to February 7, 2023. The amendment also contains revisions to the restrictive covenants inclusive of senior debt to adjusted EBITDA ratio, total debt to adjusted EBITDA ratio, fixed charge ratio, and excess cash flow. The Revolving Loan Commitment remained unchanged. The Revolving Loan Commitment was payable upon maturity on December 11, 2019. This was later amended in March 2019 to extend the maturity date to February 7, 2023 and clarify certain definitions in the prior amendment.

On August 11, 2021, the Company entered into a new amendment to their Credit Agreement dated December 12, 2014. The amendment increased the Term Loan by $10,700,000 and extended the maturity date for the Term Loan as well as the Revolving Loan Commitment to February 7, 2025. The amendment was treated as a debt modification. The amendment also contained revisions to the restrictive covenants inclusive of senior debt to adjusted EBITDA ratio, total debt to adjusted EBITDA ratio, fixed charge coverage ratio and excess cash flow. The Revolving Loan Commitment remained unchanged. There were no outstanding borrowings under the revolving loan commitment at December 31, 2022 or 2021. The Revolving Loan Commitment bears interest of 0.50% of the unfunded portion.

As a result of the amendment to the Credit Agreement in 2021, the quarterly principal installment increased to $76,750 from $50,000, commencing on December 31, 2021 until the maturity date on February 7, 2025, at which time the outstanding is to be due and payable. The Credit Agreement also provides for an annual mandatory prepayment of principal based on excess cash flow (as defined in the Credit Agreement). During the year ended December 31, 2022 and 2021, the Company did not make a prepayment based on excess cash flow. The Credit Agreement also provides for the maintenance of certain financial ratios, including leverage and fixed charge ratios. At December 31, 2022 and 2021, the Company was in compliance with all of its covenant requirements. At December 31, 2022 and 2021, $29,566,250 and $29,873,250 was outstanding on the Term Loan.

The interest rate on the Credit Agreement varies depending if the Term Loan is a Base Rate Loan or a LIBOR Loan. At December 31, 2022, the Company elected to treat the Credit Agreement as a LIBOR Loan, which carried an effective interest rate of 9.23%.

Repayment of the Credit Agreement is as follows:

Years ending December 31,		
2023	$	307,000
2024		307,000
2025		28,952,250
2026		18,000,000
	$	47,566,250

		2022		2021
Long-term debt	$	29,566,250	$	29,873,250
Less: Current portion		(307,000)		(307,000)
Less: Deferred financing costs		(198,924)		(303,307)
Long-term debt, net	$	29,060,326	$	29,262,943

Note Purchase Agreement

On February 7, 2018, in conjunction with the acquisition, the Company entered into a Note Purchase Agreement for an $18,000,000 aggregate principal amount of senior secured notes with related parties. The notes are subordinate to the Credit Agreement noted above. The notes contain an annual interest rate of 16% and were payable upon maturity on August 7, 2023, which was subsequently extended July 7, 2026, based on an third amendment to Note Purchase Agreement entered into in August 2021. Payment of the notes is due in full on the maturity date. The Company may prepay the notes at a premium based upon the schedule set forth in the note purchase agreement. The note purchase agreement is collateralized by substantially all assets of Lawn Doctor, Inc. and was guaranteed by the Company. The note purchase agreement contains certain restrictive covenants inclusive of senior debt to adjusted EBITDA ratio, total debt to adjusted EBITDA ratio, fixed charge ratio, and excess cash flow. At December 31, 2022 and 2021, the Company was in compliance with all of its covenant requirements. At December 31, 2022 and 2021, $18,000,000 was outstanding on the Note Purchase Agreement with related parties.

12. Accounts Payable and Accrued Expenses

		2022		2021
Accounts payable	$	458,920	$	226,942
Accrued expenses		2,131,855		1,487,606
Deferred franchise package costs		1,523,304		1,702,627
Other		16,715		22,119
Accounts payable and accrued expenses	$	4,130,794	$	3,439,294

13. Commitments and Contingencies

Employment Agreement

The Company has an employment agreement with a key executive which provides for an annual base salary plus an incentive bonus which is payable upon the achievement of certain defined financial benchmarks. The agreement expired in December 2018 and was automatically renewed for an additional one-year term. The agreement will continue to renew automatically for an additional one-year term unless the agreement is earlier terminated by either party. The agreement also includes a non-compete clause should the employee be terminated under specific terms of the agreement.

LD Parent, Inc.

Notes to Consolidated Financial Statements

Employee Benefit Plan

The Company has a 401(k) savings retirement plan for all eligible employees. The plan allows for employee contributions to be matched by the Company on a pro rata basis. Contributions made to the plan by the Company, including fees, were $161,822 and $148,094 for the years ended December 31, 2022 and 2021, respectively.

Litigation

The Company is party to various legal proceedings that arise in the normal course of business. In the present opinion of management, none of these proceedings, individually or in the aggregate, are likely to have a material adverse effect on the consolidated financial position or consolidated results of operations or cash flows of the Company. However, management cannot provide assurance that any adverse outcome would not be material to the Company's consolidated financial position or consolidated results of operations or cash flows.

14. Related Party Balances and Transactions

See Note 11 for note purchase agreement with the stockholders of LD Parent. The Company made parent distributions of $5,656,000 and $10,770,250 during the year ended December 31, 2022 and 2021, respectively.

15. Income Taxes

Deferred income taxes result from timing differences in the recognition of income and expenses for income tax and financial reporting purposes.

Net deferred tax assets and liabilities are summarized as follows:

December 31,		2022		2021
Employee compensation	$	427,654	$	348,096
Accounts receivable		136,772		126,675
Inventory		18,857		16,158
Partnership interest		944,834		666,907
Deferred revenue		767,732		682,942
Interest limitation		233,624		—
Foreign net operating loss		27,336		—
Valuation allowance		(108,928)		—
Deferred tax assets		2,447,881		1,840,778
Property and equipment		(345,473)		(327,611)
Intangible assets		(10,689,426)		(10,910,230)
Other		(8,477)		(26,971)
Deferred tax liabilities		(11,043,376)		(11,264,812)
Net deferred income tax liabilities	$	(8,595,495)	$	(9,424,034)

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based on this analysis, the Company has determined that a valuation allowance on certain deferred tax assets related to Sparkle Squad, LLC were appropriate due to lack of predictable income. As of December 31, 2022 and December 31, 2021, the Company maintained a valuation allowance in the amount of $108,928 and $0 respectively.

A summary of current and deferred income taxes included in the Consolidated Statements of Operations is as follows:

Year Ended December 31,		2022		2021
Current:				
Federal	$	1,779,447	$	1,640,600
State		636,161		510,502
Current tax expense		2,415,608		2,151,102
Deferred:				
Federal		(1,015,512)		(1,113,880)
State		35,169		(205,325)
Foreign		(27,336)		—
Deferred benefit		(1,007,679)		(1,319,205)
Total tax expense (benefit)	$	1,407,929	$	831,897

The Company's effective income tax rate reconciles with the federal statutory rate as follows:

Years Ended December 31,	2022	2021
Federal statutory rate	21.0 %	21.0 %
State income taxes, net of federal tax benefit	5.1	3.3
Foreign taxes	(0.7)	—
Non-deductible expenses	—	0.1
Non-controlling interest	0.3	0.7
Return to provision adjustment	2.1	2.9
State Rate Changes	6.7	—
Change in valuation allowance	2.9	—
Other	(0.5)	(2.4)
Effective income tax rate on income before taxes	36.9 %	25.6 %

As of December 31, 2022, The Company has not identified any uncertain tax positions. The Company does not anticipate that the total amount of the unrecognized tax benefits will change significantly within the next twelve months. The Company has analyzed its filing positions in all of the jurisdictions where it is required to file income tax returns, as well as all open years in these jurisdictions. Generally, tax years open for examination include the year 2019 and forward.

16. Stock-Based Compensation

Share Options

Stock Options are issued by LD Parent pursuant to its 2018 Stock Incentive Plan ("the Plan"). The related stock-based compensation is pushed down to its subsidiary and recorded by the Company. The Company follows ASC 718, *Share-Based Payment*, for recording stock-based compensation. The fair value of each time-based and performance-based option award is estimated on the date of grant using a Black-Scholes option pricing model. These options, along with performance-based options, will be expensed when such events are deemed probable. Expected volatility is based on historical volatility of an appropriate industry sector index and other factors. The expected term of options with fixed exercise prices is derived by using the midpoint between vesting and expiration as the expected term of the option grant which is permitted under the guidance. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. No stock options were granted during the years ended December 31, 2022 and 2021.

LD Parent, Inc.

Notes to Consolidated Financial Statements

A summary of assumptions is presented below in connection with 2018 grants:

Expected volatility	23 %
Expected term (years)	5
Expected dividend yield	—
Risk-free interest rate	1.81 %

	Stock Options				
	Number of stock option shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Non-Exercisable	Exercisable
Outstanding at December 31, 2020	1,082 $	3,931	7.30	547	535
Granted	—	—	—	—	—
Exercised	(191)	—	—	—	—
Forfeited or expired	—	—	—	—	—
Outstanding at December 31, 2021	891 $	3,931	6.30	177	714
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Forfeited or expired	—	—	—	—	—
Outstanding at December 31, 2022	**891 $**	**3,931**	**5.30**	**—**	**891**

The Company has time-based share-based compensation arrangements under the Plan, which vest over 5 years. In addition to time-based awards, the Company has performance-based awards which vest upon meeting certain financial metrics.

For the years ended December 31, 2022 and 2021, the Company recorded expense of $168,092 and $349,113, respectively, in selling, general, and administrative expenses for stock-based compensation. Unamortized stock-based compensation at December 31, 2022 and 2021 was $0 and $168,092, respectively

17. Subsequent Events

Management has reviewed and evaluated all events and transactions as of March 24, 2023, the date that the consolidated financial statements were available for issuance.

During the first quarter of 2023, the Company made an additional equity investment in Elite in an amount equal to $450,000 that will be used by Elite to fund future growth initiatives.

Item 16.   **Form 10-K Summary**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th day of March, 2023.

CNL STRATEGIC CAPITAL, LLC

By: _____/s/ Chirag J. Bhavsar_____
CHIRAG J. BHAVSAR
Chief Executive Officer
(Principal Executive Officer)

By: _____/s/ Tammy J. Tipton_____
TAMMY J. TIPTON
Chief Financial Officer
(Principal Financial and Accounting Officer)

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chirag J. Bhavsar and Tammy J. Tipton, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James M. Seneff, Jr. **JAMES M. SENEFF, JR.**	Chairman of the Board	March 29, 2023
/s/ Chirag J. Bhavsar **CHIRAG J. BHAVSAR**	Chief Executive Officer and President (Principal Executive Officer)	March 29, 2023
/s/ Tammy J. Tipton **TAMMY J. TIPTON**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2023
/s/ Arthur E. Levine **ARTHUR E. LEVINE**	Director	March 29, 2023

Signature	Title	Date
/s/ Mark D. Linsz **MARK D. LINSZ**	Director	March 29, 2023
/s/ Benjamin A. Posen **BENJAMIN A. POSEN**	Director	March 29, 2023
/s/ Robert J. Woody **ROBERT J. WOODY**	Director	March 29, 2023